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TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS OF VENOCO, INC. AND SUBSIDIARIES INDEX

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123711

Venoco, Inc.

Offer to Exchange Up To
$150,000,000 8.75% Senior Notes due 2011
(CUSIP 92275PAB5)
that have been Registered under the Securities Act of 1933
for
$150,000,000 8.75% Senior Notes due 2011
(CUSIP 92275PAA7 and U9220JAA8)
The Exchange Offer will expire at 5:00 P.M., New York City time, on
May 27, 2005, unless extended.

Terms of the exchange offer:

  •
  We are offering to exchange up to $150.0 million aggregate principal amount of registered 8.75% Senior Notes due 2011, which we refer to as the new notes, for any and all of our original unregistered 8.75% Senior Notes due 2011 that were issued on December 20, 2004, which we refer to as the old notes.

  •
  We will exchange all outstanding old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal principal amount of new notes.

  •
  The terms of the new notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

  •
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  •
  The exchange of new notes for old notes will not be a taxable transaction for U.S. federal income tax purposes.

  •
  We will not receive any cash proceeds from the exchange offer.

  •
  There is no established trading market for the new notes or the old notes.

        See "Risk Factors" beginning on page 15 for a discussion of risks you should consider before participating in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus incorporates by reference important business and financial information about our company that has not been included in or delivered with this prospectus. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus. Requests for such copies should be directed to Venoco, Inc., attn: General Counsel, 5464 Carpinteria Avenue, Suite J, Carpinteria, California 93013-1423 or made by phone at (805) 745-2100. To obtain timely delivery, you should request the documents and information no later than five business days prior to the expiration of the exchange offer.

The date of this prospectus is April 25, 2005

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
BUSINESS AND PROPERTIES
UNAUDITED PRO FORMA FINANCIAL DATA
SELECTED HISTORICAL FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY OF OIL AND NATURAL GAS TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC. IN MAKING YOUR INVESTMENT DECISION, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, IN THE ACCOMPANYING LETTER OF TRANSMITTAL OR THE INFORMATION TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO EXCHANGE THE OLD NOTES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

ii

PROSPECTUS SUMMARY

        This summary highlights information appearing in other sections of this prospectus. It is not complete and does not contain all of the information you may wish to consider before exchanging your old notes in the exchange offer. We urge you to read this entire prospectus to understand fully the terms of the notes and other considerations that may be important to you in making your decision regarding the exchange offer, including the "Risk Factors" section beginning on page 15. As used in this prospectus, unless the context otherwise indicates, references to "Venoco," the "company," "we," "our," "ours," and "us" refer to Venoco, Inc. and its subsidiaries collectively. We use the term "notes" in this prospectus to collectively refer to the old notes and the new notes. Certain oil and natural gas industry terms used in this prospectus are defined in the "Glossary of Oil and Natural Gas Terms" beginning on page A-1.

Our Company

        We are an independent energy company primarily engaged in the acquisition, exploitation and development of oil and natural gas properties. We focus on properties offshore and onshore California and are one of the largest independent oil and natural gas companies in the state based on production volumes. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with a unique niche market opportunity. Our properties typically have long reserve lives and predictable well production profiles. Our strategy is to acquire properties with low-risk exploitation and development opportunities at attractive prices and to expand reserves and production from these properties, thereby reducing unit operating costs. We also conduct limited, relatively low-risk exploration activities.

        Since our inception in 1992, we have expanded our operations through the acquisition, exploitation and development of relatively low-cost oil and natural gas properties. We have complemented these efforts with strategic divestitures and a limited, opportunistic exploration program. We believe that our reserve replacement costs are among the lowest in the U.S. oil and natural gas industry. From our inception through December 31, 2004, we made $269.7 million in oil and natural gas capital expenditures to acquire, develop and/or discover 92.3 MMBOE of proved reserves at an average reserve replacement cost (including reserve revisions) of $2.92 per BOE. As of December 31, 2004, we operated approximately 92% of our production. According to a reserve report prepared by Netherland, Sewell & Associates, Inc. ("NSAI"), as of December 31, 2004, we had estimated proved reserves of 51.6 MMBOE, 70% of which were proved developed. As of that date, approximately 77% of our estimated proved reserves consisted of oil and the remainder consisted of natural gas. At year-end 2004, the PV-10 value of our proved reserves was approximately $653.1 million. We set forth our definition of PV-10 (a non-GAAP measure) and a reconciliation of a standardized measure of discounted future net cash flows to PV-10 on page 14. See "—Recent Developments—Acquisition of Marquez Energy" and "—Recent Developments—Sale of Big Mineral Creek" for information concerning transactions affecting our aggregate proved reserves after December 31, 2004. In 2004, we produced approximately 3,995 MBOE, 78% of which was oil.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

        High quality asset base with a long reserve life.    Most of our reserves are concentrated in fields with large volumes of hydrocarbons in place in multiple pay zones. One of our primary objectives is to continue to increase the amount of oil and natural gas ultimately recovered from these fields, thereby increasing our reserves and production. These fields generally have well-established production histories and exhibit relatively moderate production declines. As of year-end 2004, our proved reserves to production ratio was 12.9 years and our proved developed reserves to production ratio was 9.1 years. We believe that our long-lived, low production decline reserve base combined with our active hedging strategy will provide us with relatively stable and recurring cash flow for the foreseeable future.

        Significant inventory of relatively low-risk exploitation and development opportunities.    We have an extensive inventory of prospects in our existing core areas. We believe our continued exploitation and development of these prospects, even without the acquisition of additional properties, will allow us to increase our proved reserves and our average net daily production for the next four to five years.

        High percentage of operated properties.    We have operating control of substantially all of our properties, operating approximately 92% of our production as of December 31, 2004. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production and drilling costs and capital expenditures and to control the timing of exploitation, development and exploration activities.

        Strong financial position and liquidity supported by hedges.    We believe that we will be able to finance our exploitation, development and exploration activities in 2005 primarily with cash flow from operations and cash on hand, and to reserve most of the available borrowing capacity under our credit facility for potential acquisitions. In addition, we have hedged a significant portion of our anticipated production over the next two years to support our capital spending program.

        Experienced, proven management and operations team.    The members of our executive management team have an average of over 20 years of experience in the oil and natural gas industry. Our Chief Executive Officer, Timothy Marquez, co-founded the company in 1992 and owns all of our outstanding capital stock. Prior to founding the company, Mr. Marquez worked for Unocal for 13 years in both engineering and managerial positions. Our operations team has significant experience in the California oil and natural gas industry across a broad range of disciplines, including geology, drilling and operations and regulatory and environmental matters. We believe that our experience and knowledge of the California market are important competitive advantages for us.

        Reputation for environmental safety and regulatory compliance.    We believe that we have established a reputation among regulators and other oil and natural gas companies as having a commitment to safe environmental practices. For example, the state of California has presented us with awards for outstanding lease maintenance at our Beverly Hills and Santa Clara Avenue fields. We believe that our reputation is an important advantage for us when we are competing to acquire properties, particularly those in environmentally sensitive areas, because sellers are often concerned that they could be held responsible for environmental problems caused by the purchaser.

Our Strategy

        We will continue to use our competitive strengths to achieve our corporate objectives. The following are key elements of our strategy:

        Pursue low-risk exploitation, development and exploration projects.    We operate properties with substantial volumes of remaining hydrocarbons. We believe that we can continue to take advantage of numerous opportunities to expand the reserves of, and increase production from, these properties on a low-cost basis with relatively limited risk. We have identified approximately 450 exploitation and development opportunities and approximately 65 exploration opportunities.

        Make opportunistic acquisitions of underdeveloped properties.    We intend to continue to pursue acquisitions that will expand our reserves and production on a cost-effective basis. Our primary focus is on operated interests in large, mature properties that are located in our core operating regions and have significant production histories, established proved reserves and potential for further exploitation and development. Historically, we have had success acquiring offshore California properties from major oil companies, including ChevronTexaco and ExxonMobil. We believe that we have established a strong reputation as a reliable and safe operator and that this will lead to future opportunities to acquire properties from major oil companies. In addition, many properties in California are held by smaller independent companies that lack the resources to exploit them fully. We intend to pursue these opportunities to selectively expand our portfolio of properties. From our inception through December 31, 2004, we acquired approximately 81.0 MMBOE of proved reserves (measured as of the time of acquisition) at a total cost of approximately $70.7 million, or $0.87 per BOE.

        Focus on the California market.    Historically, we have focused primarily on the acquisition, exploitation, development and exploration of properties onshore and offshore California. We believe the California market will continue to provide us with attractive growth opportunities. Many properties in California are characterized by significant hydrocarbons in place with multiple pay zones and long reserve lives—characteristics that our technical expertise make us well-suited to exploit. In addition, competition for the acquisition of properties in California is limited relative to many other markets because of the state's unique operational and regulatory environment. We believe that our technical capabilities, environmental record and experience with California regulatory requirements will allow us to grow in the California market and maintain our competitive position. We will continue to assess opportunities in other markets, but we currently expect our primary focus to remain on California.

        Effect cost control measures and utilize idle assets to increase liquidity and profitability.    We intend to further improve our operating margins through cost control measures and increases in production volumes, particularly with respect to operations where fixed costs comprise a large proportion of total costs. In addition, we intend to monetize non-productive assets, including 55 acres of beachfront property that we own in Santa Barbara County. We believe that these measures will allow us to effect improvements in our liquidity and profitability.

        Maintain our financial strength and flexibility.    We believe that maintaining both financial flexibility and a disciplined capital expenditure program are integral to the successful execution of our business strategy. We intend to fund our exploitation, development and exploration activities in 2005 primarily with cash flow from operations and cash on hand. Our cash flow from operations is supported by the hedges we have in place for 2005, 2006 and 2007. We will continue to pursue a hedging strategy designed to protect our ability to execute our capital expenditure plan and to preserve upside potential. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our derivative/hedging activity.

        We were incorporated in California in 1992 and reincorporated in Delaware in 1998. Our principal office is located at 370 17th Street, Suite 3260, Denver, Colorado 80202-1370 and our telephone number is (303) 626-8300. We also maintain a corporate office located at 5464 Carpinteria Avenue, Suite J, Carpinteria, CA 93013-1423. The telephone number at that office is (805) 745-2100. Our website can be found at www.venocoinc.com. The information on our website is not a part of this prospectus.

Recent Developments

Sale of Big Mineral Creek

        On March 31, 2005, we completed the sale of our Big Mineral Creek field, located in Grayson County, Texas, to BlackWell Energy Group, LLC for $45 million, an amount that will be adjusted to give economic effect to the transaction as of February 1, 2005. As of December 31, 2004, the field had proved reserves of approximately 3.4 MMBOE, according to a report by NSAI. Average net production at the field was approximately 480 BOE/d in January 2005.

Acquisition of Marquez Energy

        On March 21, 2005, we completed our acquisition of Marquez Energy, a Colorado limited liability company majority-owned and controlled by Timothy Marquez, our CEO. The transaction added proved reserves of approximately 2.0 MMBOE as of December 31, 2004, based on a reserve report prepared by NSAI. The purchase price for the membership interests in Marquez Energy was $16.6 million. The purchase price was based on the members' equity on Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves: (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. NSAI or another nationally recognized engineering firm will conduct supplemental evaluations of the Marquez Energy properties as of year-end 2005 and 2006. In the event those evaluations attribute proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, additional payments will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25 million. See "Certain Relationships and Related Transactions—Settlement of Marquez Actions and Willows and Grimes Transaction." In order to facilitate a possible like-kind exchange of our Big Mineral Creek property under Section 1031 of the Internal Revenue Code (see "—Sale of Big Mineral Creek"), the equity interests in Marquez Energy are currently being held by an independent entity acting on our behalf. We have and will at all times maintain beneficial ownership of the interests, and will assume direct ownership of them within 180 days of the closing. The purpose of this structure is to give us the option of effecting a like-kind exchange of our Big Mineral Creek property with one or more Marquez Energy properties pursuant to Section 1031 and thereby deferring a portion of the taxes payable with respect to the sale of the Big Mineral Creek property.

        By purchasing Marquez Energy, we acquired natural gas properties in the Sacramento Basin in California that we believe possess significant exploitation, development and exploration potential. See "Business and Properties—Description of Properties—Marquez Energy Properties." These properties, which Marquez Energy acquired beginning in January 2004, are complementary to our properties in the Sacramento Basin. Based upon a reserve report prepared by NSAI, as of December 31, 2004, Marquez Energy had proved reserves of 2.0 MMBOE, substantially all of which consisted of natural gas. We expect Marquez Energy's average net production in the first quarter of 2005 to be approximately 450 BOE/d.

Credit Agreement

        On November 4, 2004, we entered into a $60 million, three year senior secured revolving credit facility and a $42 million senior secured term loan provided by the Bank of Montreal (as amended, the "Credit Agreement"). Our initial borrowings of $100.7 million under the Credit Agreement were used to refinance all amounts outstanding under our prior credit facility with Toronto Dominion Bank and to repurchase all of our outstanding preferred stock (see "—Changes in the Ownership and Management of our Company"). We repaid all amounts then outstanding under the Credit Agreement with a portion of the proceeds of the offering of the old notes. Contemporaneously with the closing of that offering, we entered into an amended and restated Credit Agreement. As amended, the Credit Agreement includes a revolving credit facility and no term loan facility. The Credit Agreement currently has a borrowing base of $40 million. As of March 29, 2005, $13.0 million in indebtedness was outstanding under the Credit Agreement. See "Description of Other Indebtedness."

Changes in the Ownership and Management of our Company

        We were founded in 1992 by Timothy Marquez, our current Chairman, CEO and sole stockholder, and Rod Eson. Prior to 1998, our primary stockholders were Messrs. Marquez and Eson and Bill Wineland, our former chief financial officer. In 1998, two affiliates of Enron Corp. made a $60 million preferred equity investment in our company. In June 2002, in connection with a dispute between us and the Enron affiliates, Messrs. Eson and Wineland, together with directors nominated by the Enron affiliates, voted to terminate Mr. Marquez's employment and to appoint Mr. Eson as CEO. Mr. Eson served as CEO from mid-2002 until June 2004, when he and Mr. Wineland, and certain of their respective affliates, sold all of their stock in the company to Mr. Marquez in a transaction that closed on July 12, 2004. This transaction gave Mr. Marquez approximately 94% of our outstanding common stock and he returned as CEO (see also "—Statutory Merger and Dividend"). On November 4, 2004, we repurchased all of the preferred stock held by the Enron affiliates. See "Certain Relationships and Related Transactions" for more information regarding these events.

        We believe that the issues relating to the foregoing matters have been resolved in all material respects, although some minor related litigation remains pending (see "Business and Properties—Legal Proceedings—Other Litigation"). We do not expect any additional ownership or management issues to arise in the foreseeable future. During Mr. Marquez's absence, we significantly reduced our capital expenditures for exploitation, development and exploration activities and did not make any acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview." Since Mr. Marquez's return, we have resumed our prior strategy of pursuing low-cost, low-risk exploitation and development opportunities. This resulted in an increase in our average net production from 10,183 BOE/d in the second quarter of 2004 to 11,564 BOE/d in December 2004. We expect our average net production to continue to increase in 2005, to approximately 12,000 BOE/d for the first quarter of 2005 and to between 13,000 and 14,000 BOE/d for 2005 as a whole, in each case from our existing portfolio of properties (including the Big Mineral Creek field for the first quarter only and the Marquez Energy properties for the second, third and fourth quarters).

Statutory Merger and Dividend

        On December 22, 2004, we merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. Because the trust owned, prior to the merger, more than 90% of our stock, the merger was effected pursuant to the "short form" merger procedure provided under Delaware law. All our stockholders other than the trust received merger consideration of $18.44 per share in exchange for their shares of common stock and the trust became our sole stockholder. Prior to the merger, the minority stockholders owned approximately 6% of our stock in the aggregate. The aggregate merger consideration paid to the minority stockholders was approximately $5.4 million. Stockholders who declined to receive the merger consideration were permitted to exercise appraisal rights as provided under Delaware law. In January, 2005 we paid a dividend of $35 million to the trust as our sole stockholder.

Push-down Accounting

        As a result of the transactions described in "—Changes in the Ownership and Management of our Company" and "—Statutory Merger and Dividend," Mr. Marquez increased his percentage ownership of our common stock from approximately 41% to 100%. Because Mr. Marquez's percentage ownership reached the 95% level as a consequence of the merger completed on December 22, 2004, we are required, pursuant to SEC Staff Accounting Bulletin No. 54, to adjust our financial statements so as to "push down" Mr. Marquez's basis in our assets (the "successor basis"), meaning that the post-transaction financial statements of the acquired entity reflect the successor basis rather than a historical basis. Due to the de minimis impact of the adjustment on our results of operations to reflect the push down for the nine day period ended December 31, 2004, the successor basis has been applied to our financial statements as of that date, with our consolidated statements of operations, comprehensive income (loss), and cash flows for the 2004 fiscal year being presented on a historical basis. All balance sheet information presented in this prospectus as of December 31, 2004 reflects the successor basis. See Note 1 to our financial statements beginning on page F-8.

The Exchange Offer

        On December 20, 2004, we completed an unregistered offering of the old notes. As part of that offering, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to use our best efforts to complete the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The following is a summary of the exchange offer.

Old Notes	8.75% Senior Notes due December 15, 2011, which were issued on December 20, 2004.
New Notes
8.75% Senior Notes due December 15, 2011. The terms of the new notes are substantially identical to those terms of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.
Exchange Offer
We are offering to exchange up to $150.0 million principal amount of our new notes that have been registered under the Securities Act for an equal amount of our old notes to satisfy our obligations under the registration rights agreement.

The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same indenture that governs the old notes. Holders of the old notes do not have any appraisal or dissenter's rights in connection with the exchange offer. Because the new notes will be registered, the new notes will not be subject to transfer restrictions, and holders of old notes that have tendered and had their old notes accepted in the exchange offer will have no registration rights.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 27, 2005, unless we decide to extend it.
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may, but are not required to, waive. Please see "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.
Procedures for Tendering Old Notes
Unless you comply with the procedures described below under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery," you must do one of the following on or prior to the expiration of the exchange offer to participate in the exchange offer:
•
tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal with the required signature guarantee, and all other documents required by the letter of transmittal, to U.S. Bank National Association, as registrar and exchange agent, at the address listed below under "The Exchange Offer—Exchange Agent"; or

•
tender your old notes by using the book-entry transfer procedures described in "The Exchange Offer—Procedures for Tendering—Book-entry Transfer" and transmitting a properly completed and duly executed letter of transmittal with the required signature guarantee, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, U.S. Bank National Association, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company prior to the expiration of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, please see "The Exchange Offer—Procedures for Tendering—Book-entry Transfer."
Guaranteed Delivery Procedures	If you are a registered holder of the old notes and wish to tender your old notes in the exchange offer, but
• the old notes are not immediately available,
• time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer, or
• the procedure for book-entry transfer cannot be completed prior to the expiration of the exchange offer, then you may tender old notes by following the procedures described below under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery."
Special Procedures for Beneficial Owners
If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf.

If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering the certificates for your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.
Withdrawal; Non-Acceptance
You may withdraw any old notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on May 27, 2005. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder's account at The Depository Trust Company. For further information regarding the withdrawal of tendered old notes, please see "The Exchange Offer—Withdrawal Rights."

United States Federal Income Tax Considerations
The exchange of new notes for old notes in the exchange offer should not be a taxable event for United States federal income tax purposes. Please see "Material United States Federal Income Tax Considerations" for more information regarding the tax consequences to you of the exchange offer.
Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement.
Fees and Expenses	We will pay all of our expenses incident to the exchange offer.
Exchange Agent
We have appointed U.S. Bank National Association as exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent under "The Exchange Offer—Exchange Agent."
Resales of New Notes
Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as certain conditions are met. See "The Exchange Offer—Resales of New Notes" for more information regarding resales.
Consequences of Not Exchanging Your Old Notes
If you do not exchange your old notes in this exchange offer, you will no longer be able to require us to register your old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer your old notes unless we have registered the old notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

For information regarding the consequences of not tendering your old notes and our obligation to file a registration statement, please see "The Exchange Offer—Consequences of Failure to Exchange Outstanding Securities" and "Description of the Notes."

Description of the New Notes

        The terms of the new notes and those of the outstanding old notes are substantially identical, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. As a result, the new notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and related special interest provisions contained in the old notes. The new notes represent the same debt as the old notes for which they are being exchanged. Both the old notes and the new notes are governed by the same indenture.

Issuer	Venoco, Inc.
Notes Offered	$150,000,000 principal amount of 8.75% senior notes due 2011.
Maturity Date	December 15, 2011.
Interest Rate	8.75% per year (calculated using a 360-day year).
Interest Payment Dates	Each June 15 and December 15, beginning on June 15, 2005.
Ranking
The new notes will be senior unsecured obligations and will rank pari passu with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness. See "Description of Other Indebtedness" for a description of our indebtedness.
Optional Redemption
We will have the option to redeem the new notes, in whole or in part, at any time on or after December 15, 2008, at the redemption prices described in "Description of the Notes—Optional Redemption," together with any accrued and unpaid interest to the date of redemption. In addition, before December 15, 2008, we may redeem all or part of the notes at the make-whole prices set forth under "Description of the Notes—Optional Redemption."
Equity Offering Optional Redemption
Before December 15, 2007, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public or private equity offerings at a redemption price of 108.75% of the principal amount of the notes, plus any accrued and unpaid interest, and additional interest, if any, if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 120 days of the closing date of such equity offering.
Change of Control
In the event a change of control occurs, each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest and additional interest, if any.
Guarantees	The new notes will be unconditionally guaranteed, jointly and severally, by certain of our subsidiaries on a senior unsecured basis. All of our existing subsidiaries are restricted subsidiaries.

Certain Covenants	The indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
	•	make investments;
	•	incur additional indebtedness or issue preferred stock;
	•	create certain liens;
	•	sell assets;
	•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;
	•	consolidate, merge or transfer all or substantially all of the assets of our company and our restricted subsidiaries taken as a whole;
	•	engage in transactions with affiliates;
	•	pay dividends or make other distributions on capital stock or subordinated indebtedness;
	•	enter into different lines of business;
	•	create unrestricted subsidiaries; and
	•	enter into sale and leaseback transactions.
These covenants are subject to important exceptions and qualifications that are described in "Description of the Notes."

Summary Historical Financial Information

        The following table presents selected historical financial information for the periods indicated. The historical financial information for each of the years in the five-year period ended December 31, 2004 was derived from our audited financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2004 are included elsewhere in this prospectus. We urge you to read the selected financial information set forth below in conjunction with the audited financial statements included in this prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except ratios)
Statement of Operations Data:
Oil and natural gas revenues	$93,016	$132,516	$82,904	$99,482	$118,775
Other revenues(1)	2,674	5,804	2,195	3,712	3,681

Total revenues	95,690	138,320	85,099	103,194	122,456

Production expenses(2)	42,373	53,195	43,337	45,617	48,781
Transportation expense(2)	1,609	1,972	1,831	1,244	1,451
Depreciation, depletion, amortization and impairment expense	13,848	18,271	19,630	16,161	16,357
Accretion of abandonment liability	—	—	—	1,401	1,466
General and administrative, net of capitalized amounts	9,647	12,173	16,018	11,632	10,595
Litigation settlement expense(3)	—	—	—	6,000	—

Operating income	28,213	52,709	4,283	21,139	43,806
Amortization of deferred loan costs	492	604	464	370	3,046
Interest expense, net	6,851	3,676	2,343	2,125	2,173
Income taxes	2,311	17,425	500	7,876	16,088
Loss on debt extinguishment(4)	438	—	—	—	—
Cumulative effect of change in accounting principle, net of tax(5)	—	—	—	(411)	—

Net income	18,121	31,004	976	11,179	22,499
Preferred stock dividends	(7,063)	(7,249)	(8,465)	(8,465)	(7,134)
Excess of carrying value over repurchase price of preferred stock(6)	—	—	—	—	29,904

Net income (loss) applicable to common equity	$11,058	$23,755	($7,489)	$2,714	$45,269

Cash Flow Data:
Cash provided (used) by:
Operating activities	$34,841	$50,417	$30,284	$29,950	$47,894
Investing activities	(20,874)	(34,199)	(38,916)	(8,924)	(34,216)
Financing activities	(14,854)	(16,226)	14,484	(23,333)	31,030
Capital expenditures	26,238	42,205	38,843	9,064	23,502
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,879	$4,746	$10,724	$8,417	$53,125
Plant, property and equipment, net	122,310	140,046	159,257	170,663	191,244	(8)
Total assets	175,229	177,074	206,101	212,252	287,503	(8)
Long-term debt, excluding current portion	69,200	53,000	46,302	22,969	158,858
Mandatorily redeemable preferred stock and accrued dividends	72,639	79,888	86,305	94,770	—
Stockholders' equity (deficit)	(15,267)	11,075	(641)	2,484	44,340	(8)
Other Financial Data (unaudited):
Ratio of earnings to fixed charges(7)	3.6x	10.8x	1.4x	6.2x	7.1x

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses. In 2001, other revenues include a gain on sale of building of $2.2 million.

(2)
For all periods presented, transportation expense net of pipeline tariff revenue previously included in production expenses has been deducted from production expenses and reflected separately as transportation expense.

(3)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Filing of Marquez Actions."

(4)
The amount shown for 2000 is a loss of $438, net of tax, incurred as a result of the early extinguishment of certain long-term debt.

(5)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411, net of tax, for the cumulative effect of the change in accounting principle. See Note 13 (Asset Retirement Obligations) to our financial statements which begin on page F-1 of this prospectus.

(6)
Amount comprises the excess of the repurchase price over the carrying value of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(7)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of the sum of the following: income before income taxes and cumulative change in accounting principle, fixed charges, amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense (estimated as one-third of rental expense).

(8)
As a result of Mr. Marquez's percentage ownership in our common stock increasing from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a trust controlled by Mr. Marquez (see "Prospectus Summary—Recent Developments—Statutory Merger and Dividend"), Mr. Marquez's basis in our assets is "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair market values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See Note 1 to our financial statements, "Organization and Nature of Operations—New Company Basis" beginning on page F-8.

Summary Operating and Reserve Information

        The following table sets forth certain information regarding our historical average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Production:
Oil (MBbl)	3,264	3,161	3,225	3,114	3,101
Natural gas (MMcf)	8,572	8,685	7,174	5,607	5,366
Total (MBOE)	4,693	4,609	4,421	4,049	3,995
Average Sales Prices:(1)
Oil ($/Bbl)	$17.42	$20.40	$20.60	$23.73	$28.30
Natural gas ($/Mcf)	4.22	7.83	2.29	4.56	5.78
Total ($/BOE)	19.82	28.75	18.75	24.57	29.73
Expenses: ($/BOE)
Production costs(2)	$9.03	$11.54	$9.80	$11.27	$12.21
General and administrative, net of amounts capitalized	2.06	2.64	3.62	2.87	2.65
Depreciation, depletion, amortization and impairment	2.95	3.96	4.44	3.99	4.09

(1)
Net of the effects of hedging and other price adjustments.

(2)
Production cost is defined as oil and natural gas production expenses and production taxes.

        The following table summarizes our historical estimates of net proved oil and natural gas reserves as determined by NSAI and our previous independent petroleum engineer, Ryder Scott Company, L.P. ("Ryder Scott"), as of the dates indicated. NSAI provided those estimates for the year ended December 31, 2004 and Ryder Scott provided the estimates for all previous years shown. All historical proved reserve estimates were prepared using constant prices and unescalated costs in accordance with SEC guidelines based on the prices received on a field-by-field basis as of December 31 of each year presented. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent our net revenue interest in our properties.

	December 31,
	2000	2001	2002	2003	2004
Proved Reserves (end of period):
Oil (MBbl)	66,479	57,218	56,112	46,757	39,935
Natural gas (MMcf)	101,031	74,510	73,428	66,585	69,876

Total proved reserves (MBOE)	83,317	69,636	68,350	57,855	51,581
Percent proved developed reserves (%)	65	58	64	69	70
Estimated reserve life (in years)	17.8	15.1	15.5	14.3	12.9

        The present value of future net cash flows (PV-10 value) is a non-GAAP measure because it excludes income tax effects. Management believes that before-tax cash flow amounts are also useful for evaluative purposes since future income taxes, which are affected by a company's unique tax position and strategies, can make after-tax amounts less comparable. We derive our PV-10 value based on the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%. The following table reconciles the standardized measure of future net cash flows to the PV-10 value:

	December 31,
	2000	2001	2002	2003	2004
Standardized measure of discounted future net cash flows	$549,185	$131,223	$322,981	$258,477	$404,052
Add: Present value of future income tax discounted at 10%	318,849	54,463	160,955	138,107	249,026
PV-10 value	$868,034	$185,686	$483,936	$396,584	$653,078

RISK FACTORS

        You should consider carefully the following factors, as well as the other information set forth in this prospectus, before deciding to participate in the exchange offer.

Risks Related to the Exchange Offer

If you do not properly tender your old notes, you will continue to hold unregistered outstanding notes and your ability to transfer those notes will be adversely affected.

        If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates representing your old notes. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from those requirements. We do not plan to register any sale of the old notes under the Securities Act unless required to do so under the limited circumstances set forth in the registration rights agreement. In addition, the issuance of the new notes may adversely affect the trading market for untendered, or tendered but unaccepted, old notes. For further information regarding the consequences of not tendering your old notes in the exchange offer, see "The Exchange Offer—Consequences of Failure to Exchange Old Notes" and "Material United States Federal Income Tax Considerations."

        We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of old notes. See "The Exchange Offer—Procedures for Tendering" and "Description of the Notes."

You may find it difficult to sell your new notes.

        Because there is no public market for the new notes, you may not be able to resell them. The new notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market. An active market may not develop for the new notes and any trading market that does develop may not be liquid. We do not intend to apply to list the new notes for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. The trading market for the notes may be adversely affected by:

  •
  changes in the overall market for non-investment grade securities;

  •
  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

  •
  the number of holders of the notes;

  •
  the interest of securities dealers in making a market for the notes; and

  •
  prevailing interest rates and general economic conditions.

        Historically, the market for non-investment grade debt has been subject to substantial volatility in prices. The market for the new notes, if any, may be subject to similar volatility. Prospective investors in the new notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time.

Some holders who exchange their old notes may be deemed to be underwriters.

        If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer—Resales of New Notes."

Risks Related to Our Business and the Oil and Natural Gas Industry

Oil and natural gas prices are volatile. A decrease in oil and natural gas prices could have a material adverse effect on our business, financial condition or results of operations and our ability to meet our financial commitments.

        A substantial decline in the prices we receive for our oil and natural gas production would have a material adverse effect on us, as our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon those prices. For example, changes in the prices we receive for our oil and natural gas affect our ability to finance capital expenditures, make acquisitions, borrow money and satisfy our financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Prices have historically been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. Furthermore, the oil we produce is generally heavier than, and therefore sells at a discount to, premium grade light oil, and the amount of that discount, which varies over time, has increased in recent months. We cannot predict how the discount will change in the future, and it is possible that it will increase further. Transportation costs and capacity constraints can also reduce the prices we receive for our oil and natural gas production. The prices of oil and natural gas are affected by a variety of other factors that are beyond our control, including:

  •
  the level of consumer demand for oil and natural gas;

  •
  the domestic and foreign supply of oil and natural gas;

  •
  commodity processing, gathering and transportation availability;

  •
  the level of foreign imports of oil and natural gas;

  •
  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

  •
  the price of foreign oil and natural gas;

  •
  domestic and foreign governmental regulations and taxes;

  •
  domestic and foreign political developments, including embargoes, affecting oil-producing activity;

  •
  the level of global oil and natural gas exploration activity and inventories;

  •
  the price, availability and consumer acceptance of alternative fuel sources;

  •
  technological advances affecting energy consumption;

  •
  weather conditions;

  •
  financial and commercial market uncertainty;

  •
  political conditions or hostilities in oil and natural gas producing regions, including the Middle East and South America; and

  •
  worldwide economic conditions.

        These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements.

Estimating our reserves, production and future net cash flow is difficult to do with any certainty.

        The reserve data included in this prospectus represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes and availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. In addition, there are numerous uncertainties about when reserves may be classified as proved as opposed to potential or probable. Our estimated proved reserves at year-end 2004 were approximately 6.3 MMBOE lower than they were at the end of 2003. The reduction was due primarily to reclassifications of reserves as a result of new information from a pressure study conducted on one of our producing reservoirs, a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent we anticipated (see "—Our operations are limited by a variety of contractual, regulatory and other constraints") and the depletion that occurred as we produced oil and natural gas from our properties. Furthermore, actual results will vary from our estimates and such variances may be significant.

        At December 31, 2004, 30% of our estimated proved reserves were proved undeveloped and 9% were proved developed non-producing. Estimation of proved undeveloped reserves and proved developed non-producing reserves is nearly always based on analogy to existing wells instead of the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all. The reserve data assumes that we will be required to make significant capital expenditures to develop our reserves and reflects the uncertainties associated with the availability of capital. Although we have prepared estimates of our reserves and the costs associated with these reserves in accordance with industry standards, these estimated costs may not be accurate, development may not occur as scheduled and actual results may not be as estimated.

        You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, our PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments are not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in our estimates, such as increased or decreased production levels, or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise could cause the estimated quantities and net present value of our reserves to change materially.

Our hedging arrangements involve credit risk and may limit future revenues from price increases and result in financial losses or reduce our income.

        To reduce our exposure to fluctuations in the prices of oil and natural gas, we enter into swap agreements and option contracts on a substantial portion of our oil and natural gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—

Quantitative and Qualitative Disclosures About Market Risk" for a summary of our hedging activity. Hedging arrangements expose us to risk of financial loss in some circumstances, including when:

  •
  production is less than expected;

  •
  a counterparty to a hedging contract fails to perform under the contract;

  •
  there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received; or

  •
  there is a sudden, unexpected event that materially impacts oil or natural gas prices.

        Our total net losses on derivative instruments included in our oil and natural gas revenues were $18.7 million, $10.3 million, $10.6 million and $2.9 million for the years ended December 31, 2004, 2003, 2002 and 2001, respectively. In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in the prices for oil and natural gas. Although we currently do not, and do not anticipate that we will in the future, enter into derivatives contracts that require an initial deposit of cash collateral, our working capital could be impacted if we enter into derivatives arrangements that require cash collateral and commodity prices subsequently change in a manner adverse to us. Further, the obligation to post cash or other collateral could, if imposed, adversely affect our liquidity.

Our business involves significant operating risks.

        Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

  •
  well blowouts;

  •
  cratering and explosions;

  •
  pipe failures and ruptures;

  •
  casing collapses;

  •
  fires;

  •
  formations with abnormal pressures;

  •
  uncontrollable flows of oil, natural gas, brine or well fluids; and

  •
  releases of contaminants into the environment.

        Our offshore operations are further subject to a variety of operating risks specific to the marine environment. Moreover, because we operate in California, we are also susceptible to risks posed by natural disasters such as earthquakes, mudslides and fires.

        These hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible. The potential consequences of these hazards are particularly severe for us because a significant portion of our operations are conducted offshore and in other environmentally sensitive areas. While we maintain insurance against many of these risks, we do not maintain insurance in amounts that cover all of the losses to which we may be subject, and the insurance we have may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on our financial condition.

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control, including the one barge that transports production from one of our largest fields.

        The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. We do not control these facilities and they may not be available to us in the future. We are at particular risk with respect to oil produced at our South Ellwood field, which is delivered to Long Beach, California via a barge owned and operated by an unaffiliated third party. This third party is currently the only company permitted to deliver oil via barge in the vicinity of the South Ellwood field, which is one of our largest fields. If the barge were to become unavailable and we were unable to develop alternative means of delivery, we would be required to shut in the field. Finding an alternative delivery method could be either prohibitively expensive or possible only after a period of delay, if at all.

        Any significant change in market factors affecting, or our relationship with, the operator of the barge or any of the other third-party operators of transportation and processing facilities we use could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. These are risks for which we generally do not maintain insurance. Accordingly, our financial condition and results of operations would be adversely affected if the barge, or one or more other transportation, gathering or processing facilities, became unavailable or otherwise unable to provide services.

We may not be able to raise the capital necessary to replace our reserves.

        Reserves can be replaced through acquisitions of new properties or the exploitation and development of existing properties. Either approach requires substantial capital, and capital may not always be available to us on reasonable terms or at all. We intend to finance our capital expenditures in 2005 primarily from cash flow from operations and to reserve most of the borrowing capacity under the Credit Agreement and the proceeds of the sale of our Big Mineral Creek field for acquisitions. If our cash flow from operations and cash available from other sources is less than we anticipate, we may not be able to finance the capital expenditures necessary to replace our reserves. A reduction in our reserves could, in turn, further limit the availability of capital, as the maximum amount of available borrowing under the Credit Agreement is, and the availability of other sources of capital likely will be, based in part on the estimated quantities of our proved reserves.

Oil and natural gas exploration, exploitation and development activities may not be successful.

        Exploration, exploitation and development activities are subject to many risks. For example, we cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond our control, and cost factors can adversely affect the economics of a project. Further, our development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

  •
  title problems;

  •
  problems in delivery of our oil and natural gas to a pipeline for marketing;

  •
  pressure or irregularities in geological formations;

  •
  equipment failures or accidents;

  •
  shortages of, or delays in obtaining, equipment or qualified personnel;

  •
  adverse weather conditions;

  •
  reductions in oil and natural gas prices;

  •
  compliance with environmental and other governmental requirements; and

  •
  costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Our acquisition activities may not be successful.

        We intend to acquire additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. We may not be able to identify suitable acquisition opportunities. If we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller or finance the acquisition. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves, which have declined in recent years. In addition, successfully completed acquisitions involve a number of risks, including:

  •
  unexpected losses of key employees, customers and suppliers of an acquired business;

  •
  difficulties in conforming the financial, technical and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

  •
  diversion of management and other resources.

        Moreover, the success of any acquisition will depend on a variety of factors, including our ability to accurately assess the reserves associated with the property, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms.

Competition in the oil and natural gas industry is intense and may adversely affect our results of operation.

        We operate in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for producing oil and natural gas properties and prospects than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects. Our competitors may also enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.

        Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:

  •
  land use restrictions, which are particularly strict along the coast of southern California where many of our operations are located;

  •
  drilling bonds and other financial responsibility requirements;

  •
  spacing of wells;

  •
  emissions into the air;

  •
  unitization and pooling of properties;

  •
  habitat and endangered species protection, reclamation and remediation;

  •
  the containment and disposal of hazardous substances, oil field waste and other waste materials;

  •
  the use of underground storage tanks;

  •
  the use of underground injection wells, which affects the disposal of water from our wells;

  •
  safety precautions;

  •
  the prevention of oil spills;

  •
  the closure of production facilities;

  •
  operational reporting; and

  •
  taxation and royalties.

        Under these laws and regulations, we could be liable for:

  •
  personal injuries;

  •
  property and natural resource damages;

  •
  releases or discharges of hazardous materials;

  •
  well reclamation costs;

  •
  oil spill clean-up costs;

  •
  other remediation and clean-up costs;

  •
  plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

  •
  governmental sanctions, such as fines and penalties; and

  •
  other environmental damages.

        Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. We are a defendant in a series of lawsuits alleging, among other things, that air, soil and water contamination from the oil and natural gas facility at our Beverly Hills field caused the plaintiffs to develop cancer or other diseases or to sustain related injuries. See "Business and Properties—Legal Proceedings—Beverly Hills Litigation." If resolved adversely to us, these suits could have a material adverse effect on our financial condition. In addition, compliance with applicable laws and regulations could require us to delay, curtail or terminate existing or planned operations.

        Some environmental laws and regulations impose strict liability. Strict liability means that in some situations we could be exposed to liability for clean-up costs and other damages as a result of conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. In addition, we may be required to make large and unanticipated capital expenditures to comply with applicable laws and regulations, for example by installing and maintaining pollution control devices. Similarly, our plugging and abandonment obligations will be substantial and may be more than our estimates. Compliance costs are relatively high for us because many of our properties are located offshore California and in other environmentally sensitive areas and because California environmental laws and regulations are generally very strict. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters, but they will be material. In addition, our operations could be adversely affected by federal and state laws that require environmental impact studies to be conducted before governmental authorities can take certain actions, including in some cases the issuance of permits to us. Environmental risks are generally not fully insurable.

All of our common stock is owned by one stockholder whose interests may differ from those of the holders of our notes.

        Timothy Marquez, our Chairman and CEO, owns all of our outstanding capital stock through a trust he controls. As a result, Mr. Marquez is and will be able to control the composition of our board of directors and direct our management and policies. Mr. Marquez is and will be able to unilaterally approve mergers and other fundamental corporate changes involving us that require stockholder approval, subject to the restrictions imposed by the Credit Agreement and the indenture governing the notes. The interests of Mr. Marquez in his capacity as a stockholder may differ from the interests of holders of our notes in some circumstances. For example, it may be in the interests of Mr. Marquez as a stockholder to cause us to pursue a business strategy involving more use of cash flow for the payment of dividends than for reinvestment, and such a strategy could increase the risk that we will be unable to satisfy our obligation to make scheduled principal and interest payments on the notes.

We have engaged in related party transactions and may do so in the future.

        We have, and may continue, to engage in related party transactions, such as our recently completed purchase of the membership interests of Marquez Energy. Of the aggregate closing payment of $16.6 million made to former members of Marquez Energy in that transaction, Mr. Marquez, our Chairman and CEO, and David Christofferson, our CFO, received $13.0 million and $1.6 million, respectively. There can be no assurance that the price and other terms of the acquisition represent those that would have been agreed upon had the parties been unrelated. In addition, we used approximately $5.4 million of the proceeds of the offering of the old notes to acquire all of our capital stock not owned by Mr. Marquez, and we used an additional $35 million of those proceeds to pay a dividend to Mr. Marquez on January 3, 2005. See "Use of Proceeds."

Recent disputes among our owners and management have disrupted our operations.

        From early 2002 until June 2004, our ownership structure, management and operations were affected by a number of related disputes among Timothy Marquez, Rod Eson (our co-founder), Bill Wineland (our former CFO), and certain affiliates of Enron that formerly owned our preferred stock. See "Certain Relationships and Related Transactions" and "Business and Properties—Legal Proceedings—Other Litigation" for a summary of these disputes and related matters. In mid-2004, Mr. Marquez purchased the equity interest of Mr. Eson and Mr. Wineland, resumed control of the company and returned as CEO. In addition, when we acquired the preferred stock owned by the Enron affiliates in November 2004, our board was reduced from nine members to six. These disputes and changes diverted the attention of our board of directors and executive officers from operation of the company and thus may have adversely affected our results of operations. Although we believe that the disputes have now been resolved in all material respects and that the management and governance of the company have been stabilized, it is possible that related disputes, or additional disputes that may arise in the future, will have an adverse effect on us.

The loss of our CEO or other key personnel could adversely affect our business.

        We believe our continued success depends in part on the collective abilities and efforts of Timothy Marquez and other key personnel, including the executive officers listed in "Management—Directors and Executive Officers." We do not maintain key man life insurance policies. The loss of the services of Mr. Marquez or other key management personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

Shortages of qualified operational personnel or field equipment and services could affect our ability to execute our plans on a timely basis, reduce our cash flow and adversely affect our results of operations.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. From time to time, there have also been shortages of drilling rigs and other field equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors can also result in significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We are unable to predict whether these conditions will exist in the future and, if so, what their timing, duration and effect will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results or restrict our ability to conduct our operations in accordance with current plans and budgets.

The geographic concentration of our oil reserves in California make us vulnerable to localized operating and other risks.

        Substantially all of our oil and natural gas reserves are located in California. Because our reserves are not as diversified geographically as those of many of our competitors, our business is more subject to local conditions than other, more diversified companies. Any regional events, including price fluctuations, natural disasters and restrictive regulations, that increase costs, reduce availability of equipment or supplies, reduce demand or limit our production may impact our operations more than they would if our reserves were more geographically diversified. For example, recent increases in the foreign supply of oil to California have resulted in downward pressure on the price of oil in California, and this has reduced the price we would otherwise have received for our oil.

Our operations are limited by a variety of contractual, regulatory and other constraints.

        We are subject to a variety of contractual, regulatory and other operating constraints that limit the manner in which we conduct our business. These constraints affect, among other things, the permissible uses of our facilities, the availability of pipeline capacity to transport our production and the manner in which we produce oil and natural gas. These constraints can change to our detriment without our consent. For example, effective January 2003, the terms of the sales gas transportation contract relating to the South Ellwood field were revised to reduce the permitted amount of carbon dioxide in the natural gas we transport from the field from 5% to 3%. Additionally, the method of measuring carbon dioxide levels was made more stringent. To comply with these new requirements, we shut in some high gas-to-oil ratio wells, which reduced our gas sales from 4.5 MMcf/d to 3.5 MMcf/d. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002." Other changes in operating constraints, many of which are beyond our control, could have a material adverse effect on our operations and financial condition and could reduce estimates of our proved reserves.

We cannot control activities on properties we do not operate. Our inability to fund required capital expenditures with respect to non-operated properties may result in reduction or forfeiture of our interests in those properties.

        Other companies operated approximately 8% of our production as of December 31, 2004. We have limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to exploitation, development or acquisition activities. The success and timing of exploitation and development activities on properties operated by others depend upon a number of factors that may be outside our control, including:

  •
  the timing and amount of capital expenditures;

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  the operator's expertise and financial resources;

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  approval of other participants in drilling wells; and

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  selection of technology.

        Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, our interests in the project may be reduced or forfeited.

Changes in the financial condition of any of our large oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.

        For the year ended December 31, 2004, 86% of our oil and natural gas revenues were generated from sales to three purchasers, ConocoPhillips Co., Shell Trading (US) Co. and Enserco Energy, Inc. A material adverse change in the financial condition of any of our largest purchasers could adversely impact our future revenues and our ability to collect current accounts receivable from such purchasers.

Threatened or actual terrorist activity could adversely affect our business.

        The continued threat of terrorism and the impact of military or other government action in response to that threat have led to and will likely lead to increased volatility in prices for oil and natural gas and could affect the markets for the oil and natural gas we produce. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist activities, and our operations would be adversely affected if infrastructure integral to our operations was destroyed or damaged. As a result of such a terrorist attack, the threat of such an attack or of terrorist activities in general, we may not be able to obtain insurance coverage at prices that we consider reasonable or at all. These developments could subject our operations to increased risk and could have a material adverse affect on our business.

We may be required to write down the carrying value of our properties.

        We may be required under full cost accounting rules to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We use the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, we perform a "ceiling test." This test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of our oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing prices on the last day of the relevant period. If the net book value of our properties (reduced by any related net deferred income tax liability) exceeds the ceiling, we write down the book value of the properties. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce our income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent our finding and development costs increase, we will become more susceptible to ceiling test write downs in low price environments.

Risks Relating to the Notes

We may not be able to generate a sufficient amount of cash flow to meet our substantial debt service obligations.

        We have, and will continue to have for the foreseeable future, substantial indebtedness. Our ability to make scheduled principal and interest payments on our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to a variety of financial, business and other factors. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled capital projects, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to allow for the payment of principal and interest on our debt in the future. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you that the terms of any such transaction would be favorable to holders of notes or could be completed in a timely fashion.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects and prevent us from fulfilling our obligations under the notes.

        Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including by:

  •
  making it more difficult for us to satisfy our obligations under the notes or other debt and increasing the risk that we may default on our debt obligations;

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  requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

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  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

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  limiting management's discretion in operating our business;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  detracting from our ability to withstand successfully a downturn in our business or the economy generally;

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  placing us at a competitive disadvantage against less leveraged competitors; and

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  making us vulnerable to increases in interest rates, because debt under the Credit Agreement varies with prevailing interest rates.

        We may be required to repay all or a portion of our debt on an accelerated basis in certain circumstances. If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the consequent acceleration of our obligation to repay outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions.

        In addition, under the terms of the Credit Agreement and the indenture, we must comply with certain financial covenants, including leverage and current ratio requirements. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to general economic conditions and financial, market and competitive factors, in particular the selling prices for our oil and natural gas and our ability to successfully implement our overall business strategy.

        The breach of any of the covenants in the indenture or the Credit Agreement could result in a default under the applicable agreement which would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. We may not have sufficient funds to make such payments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including the Credit Agreement, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and the value of our assets and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

Despite our and our subsidiaries' current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our indenture do not prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy our existing financial obligations, including those relating to the notes.

The notes and the guarantees are unsecured and effectively subordinated to our and our subsidiaries' secured indebtedness.

        The notes and the guarantees will not be secured. The Credit Agreement is secured by substantially all of our consolidated assets. If we become insolvent or are liquidated, or if our obligation to pay amounts due under the Credit Agreement is accelerated, lenders under our Credit Agreement will have a claim on our assets that is senior to the claims of holders of the notes and the guarantees. As a result, the notes and the guarantees are effectively subordinated to any existing or future senior indebtedness, including under the Credit Agreement, to the extent of the value of the assets securing that indebtedness, and the holders of the notes may therefore recover less ratably than our secured creditors in the event we become bankrupt or are liquidated. The notes will be effectively subordinated to the indebtedness and other liabilities of our non-guarantor subsidiaries.

We may not be able to repurchase the notes upon a change of control.

        Upon the occurrence of certain change of control events, holders of the notes may require us to repurchase all or any part of their notes. We may not have sufficient funds at the time of the change of control to make the required repurchases of the notes. Additionally, certain events that would constitute a "change of control" (as defined in the indenture) would constitute an event of default under the Credit Agreement. If such an event occurred, the lenders would be entitled to accelerate our obligation to pay amounts due under the Credit Agreement and that, in turn, would cause an event of default under the indenture. We would not be permitted to repurchase the notes prior to termination of and payment in full of the amounts then due under the Credit Agreement.

        The source of funds for any repurchase required as a result of any change of control will be our cash on hand, cash generated from operations or cash from other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you that sufficient funds will be available at the time of any change of control to make any required repurchases of the notes tendered and to repay amounts due under the Credit Agreement. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to debt to which we may become a party will most likely contain similar restrictions and provisions.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of the notes from relying on that subsidiary to satisfy claims.

        Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, our subsidiary guarantees can be voided, or claims under the subsidiary guarantees may be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

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  was insolvent or rendered insolvent by reason of such incurrence;

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  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

        Our subsidiary guarantees may also be voided, without regard to the above factors, if a court found that the subsidiary guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors.

        A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a subsidiary guarantee, you would no longer have a claim against the subsidiary guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining subsidiary guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor.

        The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. Such provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

A financial failure by us or our subsidiaries may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

        A financial failure by us or our subsidiaries could affect payment of the notes if a bankruptcy court were to substantively consolidate us and our subsidiaries. If a bankruptcy court substantively consolidated us and our subsidiaries, the assets of each entity would become subject to the claims of creditors of all entities. This would expose holders of notes not only to the usual impairments arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base. Furthermore, forced restructuring of the notes could occur through the "cram-down" provisions of the bankruptcy code. Under these provisions, the notes could be restructured over your objections as to their general terms, primarily interest rate and maturity.

FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical fact included in this prospectus are forward looking statements within the meaning of Section 27A of the Securities Act, Section 2E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Forward looking statements generally can be identified by the use of forward looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "plan" or the negative thereof or variations thereon or similar terminology. Forward looking statements relate to, among other things:

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  our future financial position, including cash flow and anticipated liquidity;

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  amounts and nature of future capital expenditures;

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  acquisitions and other business opportunities;

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  operating cost and other expenses;

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  wells to be drilled or reworked;

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  oil and natural gas prices, supply and demand;

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  exploitation, development and exploration prospects;

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  asset retirement obligations;

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  estimates of proved oil and natural gas reserves;

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  reserve potential;

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  development and infill drilling potential;

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  expansion and other development trends of the oil and natural gas industry;

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  business strategy;

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  production of oil and natural gas reserves;

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  planned asset sales or dispositions; and

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  expansion and growth of our business and operations.

        Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Disclosure of important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are included under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward looking statements. All forward looking statements speak only as of the date made. All subsequent written and oral forward looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. Factors that could cause actual results to differ materially from our expectations include, among others, such things as:

  •
  acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by us;

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  competition for available properties and the effect of such competition on the price of those properties;

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  oil and natural gas prices;

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  risks related to our level of indebtedness;

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  our ability to replace oil and natural gas reserves;

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  loss of senior management or technical personnel;

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  risks arising out of our hedging transactions;

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  our inability to access oil and natural gas markets due to operational impediments;

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  uninsured or underinsured losses in our oil and natural gas operations;

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  inaccuracy in reserve estimates or assumptions underlying those estimates;

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  exploitation, development and exploration results;

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  costs related to asset retirement obligations;

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  a lack of available capital and financing;

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  the potential unavailability of drilling rigs and other field equipment and services;

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  general economic, market or business conditions;

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  the impact and costs related to compliance with or changes in laws or regulations governing our oil and natural gas operations;

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  environmental liabilities;

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  risk factors discussed in this prospectus; and

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  other factors, many of which are beyond our control.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        On December 20, 2004, we sold $150.0 million in aggregate principal amount of the old notes in a private placement. The old notes were sold to the initial purchasers who in turn resold the notes to (i) "qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act and (ii) non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

        In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offer to fulfill our obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Pursuant to the exchange offer, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (i) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (ii) will not have registration rights or provide for any additional interest related to the obligation to register. See "Description of the Notes" for more information on the terms of the respective notes and the differences between them. Old notes that are not tendered in the exchange offer will remain outstanding and will continue to accrue interest but will not retain any rights under the registration rights agreement.

        We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, referred to as DTC, who desires to deliver such old notes by book-entry transfer at DTC.

        We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer and no one has been authorized to make any such recommendation on our behalf. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer after reading this prospectus and the letter of transmittal and consulting with the advisers, if any, based on their own financial position and requirements.

        In order to participate in the exchange offer, you must represent to us, among other things, that:

  •
  you are acquiring the new notes in the exchange offer in the ordinary course of your business;

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  you do not have any arrangement or understanding with any individual or entity to participate in a distribution of the new notes and do not intend to engage in such a distribution;

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  you are not an "affiliate" (as that term is defined in Rule 405 under the Securities Act) of us or any of the subsidiary guarantors; and

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  you are either (i) not a broker-dealer or (ii) you acquired the old notes you are tendering for your own account as a part of your market-making or other trading activities and will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Terms of Exchange

        Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange old notes that are validly tendered at or before the expiration time and not properly withdrawn as permitted below. As of the date of this prospectus, $150.0 million principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

        Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

        The exchange offer is not conditioned upon any minimum aggregate amount of old notes being tendered for exchange.

Expiration, Extension and Amendment

        The expiration time of the exchange offer is 5:00 P.M., New York City time, on May 27, 2005. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date for the offer. The term "expiration time" as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

        Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under "—Conditions to the Exchange Offer." We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions described below. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we change the terms of the exchange offer, we will amend or supplement this prospectus, and extend the exchange offer period, to the extent required by law or as we may otherwise deem appropriate. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 A.M., New York City time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

        Except as described below, a tendering holder must, prior to the expiration time, transmit to U.S. Bank National Association, the exchange agent, at the address listed below under "—Exchange Agent":

  •
  a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

  •
  if old notes are tendered in accordance with the book-entry procedures listed below, an agent's message transmitted through DTC's Automated Tender Offer Program, referred to as ATOP.

        In addition, you must:

  •
  deliver certificates, if any, for the old notes to the exchange agent at or before the expiration time; or

  •
  deliver a timely confirmation of the book-entry transfer of the old notes into the exchange agent's account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent's message; or

  •
  comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk, and the delivery will be deemed made only upon actual receipt or confirmation by the exchange agent. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Holders tendering through DTC's ATOP system should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such dates.

        No old notes, agent's messages, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, agent's messages, letters of transmittal and other documents must be made to the exchange agent. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

        If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's ATOP system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account. The tender by a holder of old notes, including pursuant to the delivery of an agent's message through DTC's ATOP system, will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

        All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not validly tendered or any old notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify you of defects or irregularities with respect to tenders of old notes, none of us, the exchange agent, or any other person shall be under any duty to notify you of any defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

        Although we do not currently intend to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right, in our sole discretion, to purchase or make offers for any old notes after the expiration date of the exchange offer, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an "eligible institution." An "eligible institution" is an "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act, that meets the requirements of the registrar for the notes.

Book-entry Transfer

        The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

        Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantee and any other required documents, must:

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  be transmitted to and received by the exchange agent at the address listed under "—Exchange Agent" at or prior to the expiration time; or

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  comply with the guaranteed delivery procedures described below.

        Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

        If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration time, or the procedures for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

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  the tender is made through an eligible institution;

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  prior to the expiration time, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly and validly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us:

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  stating the name and address of the holder of old notes and the amount of old notes tendered,

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  stating that the tender is being made, and

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  guaranteeing that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

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  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

        We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the applicable expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

        Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notifications of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

        Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all old notes validly tendered and not properly withdrawn. We will issue the new notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice. For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered old note.

        In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

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  certificate for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent's account at the book-entry transfer facility;

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  a properly completed and duly executed letter of transmittal or an agent's message; and

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  all other required documents.

        Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes for which they were exchanged, or, if no interest has been paid, from the date of issuance of the old notes. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer and the holders of those notes will be deemed to have waived their rights to receive the accrued interest on those notes.

Withdrawal Rights

        Tender of old notes may be properly withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

        For a withdrawal to be effective with respect to old notes, the exchange agent must receive a written notice of withdrawal before the expiration time delivered by hand, overnight by courier or by mail, at the address indicated under "—Exchange Agent" or, in the case of eligible institutions, at the facsimile number indicated in that section, or a properly transmitted "Request Message" through DTC's ATOP system. Any notice of withdrawal must:

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  specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

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  identify the old notes to be withdrawn, including certificate numbers and principal amount of the old notes;

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  contain a statement that the holder is withdrawing its election to have the old notes exchanged;

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  other than a notice transmitted through DTC's ATOP system, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including the required signature guarantee, or be accompanied by documents of transfer to have the trustee register the transfer of the old notes in the name of the person withdrawing the tender; and

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  specify the name in which the old notes are registered, if different from that of the depositor.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit the serial numbers of the certificates to be withdrawn and a signed notice of withdrawal (with signatures guaranteed by an eligible institution unless the holder is itself an eligible institution). If old notes have been tendered in accordance with the procedure for book-entry transfer described below, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

        Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following the procedures described under "—Procedures for Tendering" above at any time at or before the expiration time.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of any notices of withdrawal.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, or any extension of any exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

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  the consummation of the exchange offer would violate any applicable law or interpretation of the staff of the SEC;

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  an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which has resulted or could reasonably be expected to result in a temporary or permanent injunction prohibiting us from proceeding with the exchange offer; and

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  we have not obtained a governmental approval that we deem necessary (based on the advice of outside counsel) for the consummation of the exchange offer.

        If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of such exchange offer in any respect. Please read "—Expiration, Extension and Amendment" above. In particular, if any of the above events occur, we may:

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  terminate the exchange offer and promptly return all tendered old notes to tendering holders;

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  complete and/or extend the exchange offer and, subject to your withdrawal rights, retain all tendered old notes until the extended exchange offer expires;

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  amend the terms of the exchange offer; or

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  waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

        We may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. Our failure to exercise our rights under any of the above circumstances does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties.

Resales of New Notes

        Based on interpretations by the staff of the SEC as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for old notes may generally be offered for resale, resold or otherwise transferred by holders of the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

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  the new notes are acquired in the ordinary course of the holder's business;

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  the holders have no arrangement or understanding with any individual or entity to participate in a distribution of the new notes; and

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  the holders are not "affiliates" of ours or of any of the subsidiary guarantors within the meaning of Rule 405 under the Securities Act.

        Each holder who wishes to exchange old notes for new notes in the exchange offer will be required to represent that it meets the above three requirements. In addition, a broker-dealer may participate in the exchange offer only with respect to old notes that it acquired for its own account as a result of market-making activities or other trading activities, and, because it may be deemed to be an "underwriter" for the purposes of the Securities Act, must comply with the prospectus delivery requirements of that act in connection with resales of the new notes it receives in the exchange offer. Each broker-dealer that participates in the exchange offer must satisfy these additional requirements. The letter of transmittal states that a broker-dealer will not thereby be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution." A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, to satisfy its prospectus delivery obligations. Any holder that is a broker-dealer participating in the exchange offer must notify the exchange agent at the telephone number set forth in the enclosed letter of transmittal and must comply with the procedures for broker-dealers participating in the exchange offer.

        Any holder who (i) is an affiliate of ours or of the subsidiary guarantors, (ii) intends to participate in the exchange offer for the purpose of distributing new notes or (iii) is a broker-dealer who purchased old notes directly from us:

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  cannot rely on the applicable interpretations of the staff of the SEC mentioned above;

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  will not be permitted or entitled to tender the old notes in the exchange offer; and

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  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        The foregoing is based on no-action letters of the staff of the SEC issued to third parties. The staff of the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter and may not make the same determination with respect to this exchange offer as it did in other circumstances.

Exchange Agent

        U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

U.S. BANK NATIONAL ASSOCIATION

By Mail, Overnight Couriere or Hand: U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107 Attention: Specialized Finance	By Facsimile For Eligible Institutions: (651) 495-8158 Attention: Specialized Finance	Confirm by Telephone: Rachel Muehlbauer (651) 495-3511

        DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

        The expenses of soliciting tenders pursuant to this exchange offer will be paid by us. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure of Exchange Outstanding Securities

        Old notes that are not tendered or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to provisions in the indenture that limit the transfer and exchange of the old notes and restrictions on transfer set forth in the legend on the old notes. Except in limited circumstances with respect to specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of such old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        Following the exchange offer, the new notes and any old notes that remain outstanding will vote, and act by consent, together as a single class.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated in this prospectus, we will receive, in exchange, outstanding old notes in like principal amount. We will cancel all old notes surrendered in exchange for new notes in the exchange offer. As a result, the issuance of the new notes will not result in any increase or decrease in our indebtedness.

        The net proceeds from the offering of the sale of the old notes in the initial private placement were approximately $145 million. We used those proceeds, together with cash on hand, to:

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  repay all amounts then outstanding under the Credit Agreement;

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  pay a $35 million cash dividend on our common stock;

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  buy out our minority stockholders for approximately $5.4 million; and

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  acquire Marquez Energy for $16.6 million. See "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy."

BUSINESS AND PROPERTIES

Our Company

        We are an independent energy company primarily engaged in the acquisition, exploitation and development of oil and natural gas properties. We focus on properties offshore and onshore California and are one of the largest independent oil and natural gas companies in the state based on production volumes. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with a unique niche market opportunity. Our properties typically have long reserve lives and predictable well production profiles. Our strategy is to acquire properties with low-risk exploitation and development opportunities at attractive prices and to expand reserves and production from these properties, thereby reducing unit operating costs. We also conduct limited, relatively low-risk exploration activities.

        Since our inception in 1992, we have expanded our operations through the acquisition, exploitation and development of relatively low-cost oil and natural gas properties. We have complemented these efforts with strategic divestitures and a limited, opportunistic exploration program. We believe that our reserve replacement costs are among the lowest in the U.S. oil and natural gas industry. From inception through December 31, 2004, we made $269.7 million in oil and natural gas capital expenditures to acquire, develop and/or discover 92.3 MMBOE of proved reserves at an average reserve replacement cost (including reserve revisions) of $2.92 per BOE. As of December 31, 2004, we operated approximately 92% of our production. According to a reserve report prepared by NSAI, as of December 31, 2004, we had estimated proved reserves of 51.6 MMBOE, 70% of which were proved developed. As of that date, approximately 77% of our estimated proved reserves consisted of oil and the remainder consisted of natural gas. At year-end 2004, the PV-10 value of our proved reserves was approximately $653.1 million. We set forth our definition of PV-10 (a non-GAAP measure) and a reconciliation of a standardized measure of discounted future net cash flows to PV-10 on page 14. See "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy" and "Prospectus Summary—Recent Developments—Sale of Big Mineral Creek" for information concerning transactions affecting our aggregate proved reserves after December 31, 2004. For the year ended December 31, 2004, we produced approximately 3,995 MBOE, 78% of which was oil.

        The following table sets forth certain information regarding our proved reserves and our oil and natural gas production. Reserve information is based on a reserve report prepared by NSAI as of December 31, 2004 and production information is based on average net production during December 2004. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Proved Reserves		December 2004 Average Net Production BOE/d
Field
	MMBOE	% Oil
California Offshore
South Ellwood	22.9	80.8%	3,774
Santa Clara Unit	14.6	93.8%	4,057
Dos Cuadras	2.9	86.1%	766
Southern California Onshore	2.4	92.5%	589
Sacramento Basin	5.4	0.1%	1,775
Texas(1)	3.4	89.0%	603

Total/weighted average	51.6	77.4%	11,564

(1)
Represents our Big Mineral Creek field, which we sold on March 31, 2005. See "Prospectus Summary—Recent Developments—Sale of Big Mineral Creek."

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

        High quality asset base with a long reserve life.    Most of our reserves are concentrated in fields with large volumes of hydrocarbons in place in multiple pay zones. One of our primary objectives is to continue to increase the amount of oil and natural gas ultimately recovered from these fields, thereby increasing our reserves and production. These fields generally have well-established production histories and exhibit relatively moderate production declines. As of year-end 2004, our proved reserves to production ratio was 12.9 years and our proved developed reserves to production ratio was 9.1 years. We believe that our long-lived, low production decline reserve base combined with our active hedging strategy will provide us with relatively stable and recurring cash flow for the foreseeable future.

        Significant inventory of relatively low-risk exploitation and development opportunities.    We have an extensive inventory of prospects in our existing core areas. We believe our continued exploitation and development of these prospects, even without the acquisition of additional properties, will allow us to increase our proved reserves and our average net daily production for the next four to five years.

        High percentage of operated properties.    We have operating control of substantially all of our properties, operating approximately 92% of our production as of December 31, 2004. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production and drilling costs and capital expenditures and to control the timing of exploitation, development and exploration activities.

        Strong financial position and liquidity supported by hedges.    We believe that we will be able to finance our exploitation, development and exploration activities in 2005 primarily with cash flow from operations and cash on hand, and to reserve most of the available borrowing capacity under the Credit Agreement for potential acquisitions. In addition, we have hedged a significant portion of our anticipated production over the next two years to support our capital spending program.

        Experienced, proven management and operations team.    The members of our executive management team have an average of over 20 years of experience in the oil and natural gas industry. Our CEO, Timothy Marquez, co-founded the company in 1992 and owns all of our outstanding capital stock. Prior to founding the company, Mr. Marquez worked for Unocal for 13 years in both engineering and managerial positions. Our operations team has significant experience in the California oil and natural gas industry across a broad range of disciplines, including geology, drilling and operations and regulatory and environmental matters. We believe that our experience and knowledge of the California market are important competitive advantages for us.

        Reputation for environmental safety and regulatory compliance.    We believe that we have established a reputation among regulators and other oil and natural gas companies as having a commitment to safe environmental practices. For example, the state of California has presented us with awards for outstanding lease maintenance at our Beverly Hills and Santa Clara Avenue fields. We believe that our reputation is an important advantage for us when we are competing to acquire properties, particularly those in environmentally sensitive areas, because sellers are often concerned that they could be held responsible for environmental problems caused by the purchaser.

Our Strategy

        We will continue to use our competitive strengths to achieve our corporate objectives. The following are key elements of our strategy:

        Pursue low-risk exploitation, development and exploration projects.    We operate properties with substantial volumes of remaining hydrocarbons. We believe that we can continue to take advantage of numerous opportunities to expand the reserves of, and increase production from, these properties on a low-cost basis with relatively limited risk. We have identified approximately 450 exploitation and development opportunities and approximately 65 exploration opportunities.

        Make opportunistic acquisitions of underdeveloped properties.    We intend to continue to pursue acquisitions that will expand our reserves and production on a cost-effective basis. Our primary focus is on operated interests in large, mature properties that are located in our core operating regions and have significant production histories, established proved reserves and potential for further exploitation and development. Historically, we have had success acquiring offshore California properties from major oil companies, including ChevronTexaco and ExxonMobil. We believe that we have established a strong reputation as a reliable and safe operator and that this will lead to future opportunities to acquire properties from major oil companies. In addition, many properties in California are held by smaller independent companies that lack the resources to exploit them fully. We intend to pursue these opportunities to selectively expand our portfolio of properties. From our inception through December 31, 2004, we acquired approximately 81.0 MMBOE of proved reserves (measured as of the time of acquisition) at a total cost of approximately $70.7 million, or $0.87 per BOE.

        Focus on the California market.    Historically, we have focused primarily on the acquisition, exploitation, development and exploration of properties onshore and offshore California. We believe the California market will continue to provide us with attractive growth opportunities. Many properties in California are characterized by significant hydrocarbons in place with multiple pay zones and long reserve lives—characteristics that our technical expertise make us well-suited to exploit. In addition, competition for the acquisition of properties in California is limited relative to many other markets because of the state's unique operational and regulatory environment. We believe that our technical capabilities, environmental record and experience with California regulatory requirements will allow us to grow in the California market and maintain our competitive position. We will continue to assess opportunities in other markets, but we currently expect our primary focus to remain on California.

        Effect cost control measures and utilize idle assets to increase liquidity and profitability.    We intend to further improve our operating margins through cost control measures and increases in production volumes, particularly with respect to operations where fixed costs comprise a large proportion of total costs. In addition, we intend to monetize non-productive assets, including 55 acres of beachfront property that we own in Santa Barbara County. We believe that these measures will allow us to effect improvements in our liquidity and profitability.

        Maintain our financial strength and flexibility.    We believe that maintaining both financial flexibility and a disciplined capital expenditure program are integral to the successful execution of our business strategy. We intend to fund our exploitation, development and exploration activities in 2005 primarily with cash flow from operations and cash on hand. Our cash flow from operations is supported by the hedges we have in place for 2005, 2006 and 2007. We will continue to pursue a hedging strategy designed to protect our ability to execute our capital expenditure plan and to preserve upside potential. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our derivative/hedging activity.

Description of Properties

California Offshore

        South Ellwood Field.    South Ellwood is our largest field in terms of proved reserves, representing approximately 44% of our total proved reserves as of December 31, 2004. We lease the field, which is located in state waters approximately two miles offshore California in the Santa Barbara channel. We conduct our operations in the field from platform Holly. We acquired our interest from Mobil Oil

Corporation in 1997. Since that time, we have made numerous operational enhancements to the field, including an additional well, reworks of existing wells and upgrades at the platform and the associated onshore treatment facility. We operate the field and have a 100% working interest.

        The South Ellwood field is approximately seven miles long and is part of a regional east-west trend of similar geologic structures running along the northern flank of the Santa Barbara channel and extending to the Ventura basin. This trend encompasses several fields with more than 100 million barrels of oil recoverable. The Monterey formation is the primary oil reservoir in the field, producing sour oil with a gravity of approximately 21 degrees. Currently, we have 19 producing and two injection wells in the field. At the time we acquired our interest in the field, its net production was 4,138 Bbl/d and 3,278 Mcf/d. Average net production at the field was 3,220 Bbl/d and 3,322 Mcf/d in December 2004.

        We plan to re-drill two wells from platform Holly in the first half of 2005. In 2004, we completed three workovers of existing wells and installed the first of four electric submersible pumps. Based upon the results we obtained from the installation of the first submersible pump, we expect the pump installation on the wells to significantly increase overall production at the platform.

        We own processing and transportation facilities at South Ellwood, including a common carrier pipeline, an onshore facility, a pier and a marine terminal. We conduct two-phase separation on the drilling platform and the oil/water emulsion is transported by pipeline to the onshore facility for separation. The oil is then transported to the marine terminal via the common carrier pipeline. From the marine terminal, the oil is transported by barge for sale primarily in Long Beach, California. Oil produced at the South Ellwood field has been transported by barge since operations at the field commenced in 1966. The barge is owned and operated by a third party with whom we have a long-term service contract. This third party currently has the only barge operating in the area permitted to transport oil. In the event the barge became unavailable, we would seek a temporary or emergency variance from local authorities to allow alternative means of delivering the oil, but there can be no assurance that such a variance would be granted in a timely fashion or at all. We are pursuing the requisite permits for a second barge to provide emergency back-up for the existing transportation system; however, we cannot be sure such permits will be obtained on a timely basis, if at all. In addition, we are seeking to permit and build an onshore pipeline. There can be no assurance that this pipeline will be constructed. Construction, if it occurs, will not be completed before 2008 at the earliest. Natural gas produced at the field is transported by common carrier pipeline.

        In addition to our processing and transportation facilities, we operate, and have a 78% interest in, two seep tents located in the vicinity of the drilling platform. These tents capture naturally seeping natural gas from the ocean floor at the rate of approximately 250 Mcf/d. The captured natural gas is transported to the onshore facility by a separate pipeline. The seep tents have helped to reduce air emissions and contain the flow of naturally occurring natural gas seeps onto the Santa Barbara coastline.

        Santa Clara Federal Unit.    The Santa Clara Federal Unit, which is located approximately ten miles offshore in the Santa Barbara channel near Oxnard, California, represented approximately 28% of our total proved reserves as of December 31, 2004. Our operations in the unit are conducted from two platforms, platform Gail in the Sockeye field and platform Grace in the Santa Clara field. We acquired our interest in the unit and the associated facilities from ChevronTexaco in February 1999. Production is transported via pipeline to Los Angeles, California. We operate the field and have a 100% working interest.

        The Sockeye field structure is a northwest/southeast trending anticline bounded to the north and south by fault systems. The field produces from multiple stacked reservoirs ranging from the Monterey, at about 4,000 feet, to the Upper Juncal at approximately 12,000 feet. Other formations include the Upper Topanga, Lower Topanga and Sespe. Currently, we have 21 producing wells and seven active injection wells in the field. The primary producing horizons initially were the Monterey and Upper Sespe. More recently, recompletions in the Upper Topanga horizon have accounted for a larger share of production. The oil produced from the Monterey and Upper Topanga is sour with gravities ranging from 12 to 18 degrees. The Lower Topanga and Sespe horizons produce sweet crude with gravities of 26 to 30 degrees. At the time we acquired the field, it was producing 3,323 Bbl/d and 7,864 Mcf/d. During December 2004, average net production at the field was 3,853 Bbl/d and 1,222 Mcf/d.

        We believe that significant additional drilling opportunities exist in the Sockeye field and have identified approximately 50 new potential drilling locations and recompletion and reactivation opportunities. In addition, 3-D seismic surveys have identified structures to the south and southwest which are fault-separated from the current development and untested. Using current technology, these structures can be reached from platform Gail and could provide additional drilling locations.

        ChevronTexaco shut in production at platform Grace in 1997, and we currently use it as a launching and receiving facility for pipeline cleaning devices and as an interconnecting pipeline to transport oil and natural gas produced from platform Gail to our onshore plant. We are considering returning platform Grace to production and commencing a six-well drilling program involving workovers and redrilling. In March 2003, we granted an option to Crystal Energy LLC to lease or purchase a portion of platform Grace for use in accepting, vaporizing, transporting and selling liquid natural gas delivered to the platform by tanker. Crystal Energy agreed to pay us $300,000 per year during the option period. On April 18, 2005, Crystal Energy informed us that it intends to exercise the option to purchase a portion of the platform for $10 million. It is unclear at this time what effect, if any, the purchase will have on the potential return of the platform to production. The purchase is contingent upon, among other things, the execution of a mutually acceptable purchase agreement and the receipt of regulatory approvals.

        Dos Cuadras Field.    The Dos Cuadras field is located in federal waters approximately five miles offshore California in the Santa Barbara channel. We acquired our 25% non-operated working interest in the western two-thirds of the field from ChevronTexaco in February 1999. We have working interests ranging from approximately 17.5% to 25% in the associated onshore facility and pipelines. The field is operated by Plains Exploration and Production Company. Production is transported via pipeline to Los Angeles, California.

        The principal operations in the field consist of primary and waterflood production from the Repetto formation. The gravity of this production is approximately 27 degrees. Currently, there are 94 producing wells and 13 injection wells in the field. At the time we acquired our interest in the field, it was producing approximately 1,074 Bbl/d and 824 Mcf/d. During December 2004, average net production at the field was 658 Bbl/d and 653 Mcf/d.

Southern California Onshore

        Beverly Hills West Field.    The Beverly Hills West field is located in Beverly Hills, California. All drilling and production operations are conducted from a 0.6 acre surface location adjacent to the campus of Beverly Hills High School. All wells were directionally drilled from the site. We acquired our interest in the field from Wainoco Oil & Gas Company in 1995. We operate the field and have a 100% working interest.

        Production at the field comes from the Wolfskill, Ogden and Hauser formations. The gravity of this production is approximately 25 degrees. Currently, we have 13 active producing wells and three injection wells. At the time we acquired the field, it was producing approximately 533 Bbl/d and 269 Mcf/d. During December 2004, average net production at the field was 392 Bbl/d and 246 Mcf/d.

        Santa Clara Avenue Field.    The Santa Clara Avenue field is located in Ventura County, California. We acquired our interests in the field in 1994 and 1996 from three other operators. We operate the field and have working interests ranging from 43% to 100%.

        Production at the field comes from the Sespe formation at depths ranging from 7,500 feet to 12,000 feet. The gravity of this production ranges from 16 to 23 degrees. Currently, we have 18 producing wells and one injection well at the field. At the time we acquired the field, it was producing approximately 124 Bbl/d and 94 Mcf/d. During December 2004, average net production at the field was 139 Bbl/d and 103 Mcf/d.

Sacramento Basin

        Willows and Grimes Fields.    The Willows and Grimes fields are located in Colusa, Glenn and Sutter Counties north of Sacramento, California. We acquired our interests in the fields in 1996 from Mobil Oil Corporation. We operate substantially all of the field in terms of production and have an average working interest of 65%.

        Gas production at the fields is primarily from the Kione and Forbes formations at depths ranging from 3,000 to 8,000 feet. Currently, we have 92 producing wells and two injection wells in the fields. At the time we acquired our interests in the fields, it was producing approximately 5,832 Mcf/d. During December 2004, average net production was 9,455 Mcf/d.

        During our period of operations, we increased net production to a peak of more than 12,000 Mcf/d through an aggressive recompletion and infill drilling program. As a result of reduced exploitation and development activity in the last two years, average net production has declined significantly. We believe that there are numerous additional opportunities for infill drilling within these fields. We are planning a drilling and workover program for 2005 involving approximately 100 locations.

        Sacramento Delta Fields.    The Sacramento Delta fields are located in Solano County, approximately 60 miles southwest of Sacramento, California. We acquired our interests in these fields from ChevronTexaco in 1998. We operate the fields and have working interests ranging from approximately 42% to 100%.

        Natural gas production is primarily from the Domengine formation. Currently, we have eight producing wells and no injection wells. At the time we acquired our interests in the fields, it was producing approximately 1,681 Mcf/d. During December 2004, average net production was 1,194 Mcf/d.

        We recently discovered a new field in the Sacramento Delta area. This discovery was made as a result of an extensive 3-D seismic program conducted with Occidental Petroleum. Development drilling as a follow-up to the discovery is planned for 2005 and we also plan further exploration drilling in the area.

Texas

        Big Mineral Creek Field.    The Big Mineral Creek field is located on the western flank of the Marietta basin in Grayson County, Texas on the Oklahoma border. The field represented approximately 6.5% of our total proved reserves as of December 31, 2004. We sold the field on March 31, 2005. See "Prospectus Summary—Recent Developments—Sale of Big Mineral Creek."

Marquez Energy Properties

        We acquired the Dutch Slough and Union Island fields as a result of our acquisition of Marquez Energy in March 2005. See "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy." We operate both fields and have a 50% working interest in each. Because the Marquez Energy acquisition had not been completed as of December 31, 2004, these fields are not reflected in the aggregate production, reserve and related information concerning our properties as of that date included in this prospectus.

        Dutch Slough Field.    The Dutch Slough field is located in Contra Costa County, California. The field produces from multiple Upper Cretaceous massive sand intervals at a depth of approximately 7,000 feet. Marquez Energy has advised us that when it acquired the field in January 2004, average net production was approximately 30 Mcf/d. Following several recompletions, according to Marquez Energy, the field produced an average of approximately 1,462 Mcf/d in December 2004. There are currently five producing wells in the field. In 2005, we plan to reactivate two idle wells and drill new wells in order to produce natural gas trapped behind a complicated fault configuration.

        Union Island Field.    The Union Island field is located in San Joaquin County, California. The field produces natural gas from the Upper Cretaceous Winters interval at a depth of approximately 9,500 feet. There are currently four producing wells in the field. According to Marquez Energy, the field was producing approximately 1,681 Mcf/d when Marquez Energy acquired it in July 2004, and produced an average of approximately 1,640 Mcf/d in December 2004. We intend to reactivate three idle wells and drill an additional well in 2005 in order to facilitate latter stage low pressure production.

Oil and Natural Gas Reserves

        The following table sets forth our net proved reserves for the dates indicated. Our reserve estimates each of the years in the 2000-2003 period are based on reserve reports prepared by Ryder Scott and our reserve estimates as of December 31, 2004 are based on a reserve report prepared by NSAI. The reserve estimates were based upon those engineers' review of production histories and other geological, economic, ownership and engineering data, some of which was provided by us.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Net proved reserves: (end of period)
Oil (MBbl)
Developed	41,211	31,821	34,782	31,423	28,035
Undeveloped	25,268	25,397	21,330	15,334	11,900

Total	66,479	57,218	56,112	46,757	39,935
Natural gas (MMcf):
Developed	75,908	53,848	53,687	51,112	49,418
Undeveloped	25,123	20,662	19,741	15,473	20,458

Total	101,031	74,510	73,428	66,585	69,876
Total proved reserves (MBOE)	83,317	69,636	68,350	57,855	51,581

        As of December 31, 2004, our proved reserves totaled 51,581 MBOE (70% proved developed), comprised of 39,935 MBbl of oil (77% of the total) and 69,876 MMcf of natural gas, and had an estimated reserve life index of 12.9 years.

        Proved reserves are estimates of oil and natural gas to be recovered in the future. Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs or undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where relatively major expenditure is required to establish production.

        Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas will likely be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different, and may differ materially, from the quantities of oil and natural gas that are ultimately recovered.

        Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The present value shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to the timing of future production that may prove to be inaccurate. For properties that we operate, expenses exclude our share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs, interest expense and income taxes.

        Our reserve life index as of December 31 of each of the years in the 2000-2004 period was 17.8 years in 2000, 15.1 years in 2001, 15.5 years in 2002, 14.3 years in 2003 and 12.9 years in 2004. The reserve life index was calculated by dividing total net reserves at the end of the period by net production volumes during the period.

Production, Prices and Costs

        The following table sets forth certain information regarding our historical average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Year Ended December 31,
	2000	2001	2002	2003	2004
Production:
Oil (MBbl)	3,264	3,161	3,225	3,114	3,101
Natural gas (MMcf)	8,572	8,685	7,174	5,607	5,366
Total (MBOE)	4,693	4,609	4,421	4,049	3,995
Average Sales Prices:(1)
Oil ($/Bbl)	$17.42	$20.40	$20.60	$23.73	$28.30
Natural gas ($/Mcf)	4.22	7.83	2.29	4.56	5.78
Total ($/BOE)	19.82	28.75	18.75	24.57	29.73
Expenses: ($/BOE)
Production costs(2)	$9.03	$11.54	$9.80	$11.27	$12.21
General and administrative, net of amounts capitalized	2.06	2.64	3.62	2.87	2.65
Depreciation, depletion, amortization and impairment	2.95	3.96	4.44	3.99	4.09

(1)
Net of the effects of hedging.

(2)
Production cost is defined as oil and natural gas production expenses and production taxes.

Drilling Activity

        The following table sets forth information with respect to development and exploration wells we drilled from January 1, 2000 through December 31, 2004. The number of gross wells is the total number of wells we participated in, regardless of our ownership interest in the wells. Fluid injection wells for waterflood and other enhanced recovery projects are not included as gross wells. The number of net wells is the sum of fractional working interests we own in our gross wells expressed as whole numbers and fractions thereof. A producing well is a well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well. A dry well is not a producing well.

	Development Wells Drilled
	2000	2001	2002	2003	2004
Producing
Gross	1.0	27.0	8.0	1.0	4.0
Net	1.0	20.4	5.4	0.2	3.8
Dry
Gross	0	4.0	0	0	0
Net	0	3.5	0	0	0
	Exploration Wells Drilled
	2000	2001	2002	2003	2004
Producing
Gross	2.0	1.0	2.0	0	1.0
Net	0.8	0.4	0.9	0	0.4
Dry
Gross	3.0	1.0	0	0	0
Net	1.4	0.4	0	0	0

        The information above should not be considered indicative of future drilling performance, nor should it be assumed that there is any correlation between the number of productive wells drilled and the amount of oil and natural gas that may ultimately be recovered.

Oil and Natural Gas Wells

        The following table details our working interests in producing wells as of December 31, 2004. Well counts include wells with multiple completions. Wells are classified as oil or natural gas wells according to the predominant production stream.

	Gross producing wells	Net producing wells	Average working interest
Oil	238	155.3	65.2%
Natural gas	122	89.0	72.9%
Total	360	244.3	67.8%

Acreage

        The following table summarizes our developed and undeveloped leasehold acreage as of December 31, 2004. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage held under lease, permit, contract or option that is not assigned to a producing well, including leasehold interests identified for exploratory drilling. Gross acres refers to the total number of acres in which we own a working interest. Net acres refers to gross acres multiplied by our fractional working interest. We have excluded acreage in which our interest is limited to a royalty or overriding royalty interest.

	Developed		Undeveloped(2)		Total
Field
	Gross	Net	Gross	Net	Gross	Net
California Offshore
South Ellwood	1,543	1,543	6,174	6,174	7,717	7,717
Santa Clara Unit	8,640	8,640	25,920	23,040	34,560	31,680
Dos Cuadras	881	219	4,994	1,241	5,875	1,460
Paredon(1)	0	0	5,812	4,096	5,812	4,096
Southern California Onshore	1,722	1,340	0	0	1,722	1,340
Sacramento Basin	15,381	12,432	19,395	18,621	34,776	31,053
Texas	2,550	2,250	1,600	1,400	4,150	3,650

Total	30,717	26,424	63,895	54,572	94,612	80,996

(1)
Paredon is a non-producing prospect and there are no proved reserves associated with the property.

(2)
Ninety percent of our undeveloped leasehold acreage is, by the terms of the applicable lease(s), held by production from the other producing wells and is not subject to expiry unless production ceases. The Paredon leases, totaling a net 4,095 acres, are subject to expiry in 2013 and 2014 and certain outside lands in the Big Mineral Creek field, totaling a net 1,400 acres, expire in 2006.

Other Assets

        We currently own approximately 55 acres of undeveloped beachfront land near Carpinteria, California. We intend to explore various alternatives for monetizing this property, including a potential sale.

Legal Proceedings

        In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is reasonable in view of the legal risks to which our business is ordinarily subject.

Related Party Litigation

        In July 2002, Timothy Marquez, our Chairman, CEO and sole stockholder, filed a lawsuit against the company in the Santa Barbara, California Superior Court for breach of an alleged employment contract and against two of our then-directors for their alleged tortious interference with that contract. The company filed a cross-complaint for enforcement of a written promissory note in favor of the company. In November 2002, Mr. Marquez filed a separate derivative action in the U.S. District Court for the Central District of California against certain members of our board of directors for an alleged breach of their fiduciary duties. For more information about these claims, see "Certain Relationships and Related Transactions." In February 2004, Mr. Marquez and the company agreed to settle all their outstanding claims. We incurred a $6 million charge against our 2003 earnings with respect to the settlement of Mr. Marquez's breach of contract action.

Beverly Hills Litigation

        Between June 2003 and April 2005, six lawsuits were filed against the company and certain other energy companies in the Los Angeles County Superior Court by persons who attended the Beverly Hills High School or are citizens of Beverly Hills/Century City or visitors to that area from the 1930s to date. Other defendants are Wainoco Oil & Gas and related entities, Chevron U.S.A., Inc. and related entities, Sempra Energy and related entities, the City of Beverly Hills and the Beverly Hills Unified School District. The plaintiffs claim to be suffering from various forms of cancer or other illnesses, fear they may suffer from such maladies in the future or are related in some manner to persons who have suffered or are suffering from cancer or other illnesses. Plaintiffs allege that exposure to levels of some substances in the air, soil and water which derive from either oil field or other operations in the area over the time period are the cause of the cancers and other maladies. As to the oil and natural gas operations in the area, plaintiffs variously assert that the source is either the operations of oil and natural gas facilities and/or abandoned oil wells in the area. The company has owned an oil and natural gas facility adjacent to the high school since 1995 and has no abandoned oil wells at its site. The alleged exposures of a majority of the plaintiffs occurred before the company owned the facility. There are currently approximately 1,000 plaintiffs. It is anticipated that additional plaintiffs may be added to the litigation over time. All cases have been consolidated. The judge has ordered that all of the cases be stayed except for an initial trial group consisting of twelve "representative" plaintiffs. The alleged exposure period of only one such plaintiff falls within the period of our ownership. Discovery relating to the initial trial group is ongoing, with a trial presently set for March 2006. We believe that the claims made in the suits are without merit and are defending the claims vigorously. The outcome of the suits cannot be predicted at this time. We also have defense and indemnity obligations to certain other defendants in the actions. The extent of any indemnity obligations we will ultimately be required to bear, if any, cannot be predicted at this time. If one or more of these matters are resolved in a manner adverse to us, their impact could be material to our results of operations, financial position and/or liquidity. In accordance with SFAS No. 5, Accounting for Contingencies, we have not accrued for a loss contingency relating to these matters because we believe that, although unfavorable outcomes in the proceedings may be possible, we do not consider them to be probable or reasonably estimable.

        In March 2004, a representative of the Los Angeles County District Attorney's office indicated that that office was conducting an investigation of our oil and natural gas operations at the Beverly Hills site. We have not been advised since that time as to the status of the investigation.

Threatened Personal Injury Claim

        On December 7, 2004, the company received a letter from counsel for a 14 year old boy asserting that the boy had been severely injured after falling from a cliff located on property owned by the company. The letter indicated that the boy and his mother intend to seek damages from the company in connection with the accident. The extent of the company's liability with respect to the accident, if any, cannot be predicted at this time but the company does not expect it to be material.

Other Litigation

        In December 2004, a former chief operating officer of the company filed a lawsuit against us in Santa Barbara County Superior Court, claiming that we breached his employment agreement and wrongully failed to pay him wages due, primarily in connection with a stock bonus. We believe that he was entitled to a stock bonus of approximately 45,000 shares (7,000 of which were previously issued), and that we have the right to repurchase those shares from him for $0.64 per share. He asserts that his bonus should have been approximately 68,700 shares, that we did not have the right to repurchase those shares, and that if we did have such a right, the repurchase price should be $12.00 per share. The 68,700 shares he claims to be owed represented approximately 1.6% of our total outstanding common stock prior to the merger that was completed on December 22, 2004. See "Prospectus Summary—Changes in the Ownership and Management of our Company—Statutory Merger and Dividend." The former employee also claims to be entitled to a cash bonus of approximately $24,000 plus interest. The company does not believe that his claims have merit and intends to defend the action vigorously. The former employee has also initiated an appraisal action in Delaware chancery court in connection with the December 22, 2004 merger. In accordance with SFAS No. 5, Accounting for Contingencies, we have not accrued for a loss contingency relating to these matters because we believe that, although unfavorable outcomes in the proceedings may be possible, we do not consider them to be probable or reasonably estimable.

        In December 2004, two former directors who were appointed to our board by affiliates of Enron filed suit against the company in Delaware chancery court, asserting that, pursuant to the terms of the company's certificate of incorporation and bylaws, they are entitled to be indemnified for approximately $1 million in legal fees incurred in defending a suit brought by Mr. Marquez in 2002 (see "—Related Party Litigation").The company does not believe the former directors are entitled to indemnification and intends to vigorously defend the claim. If a court determines that the former directors are entitled to indemnification, we believe that the amount of our indemnity obligation would be significantly less than $1 million. We have accrued certain amounts with respect to this matter in accordance with SFAS No. 5, Accounting for Contingencies.

Regulatory Environment

        Our oil and natural gas exploration, production and transportation activities are subject to extensive regulation at the federal, state and local levels. These regulations relate to, among other things, environmental and land use matters, conservation, safety, pipeline use, the drilling and spacing of wells, well stimulation, transportation, and forced pooling and protection of correlative rights among interest owners. The following is a summary discussion of some key regulations that affect our operations.

Environmental and Land Use Regulation

        A wide variety of environmental and land use regulations apply to companies engaged in the production and sale of oil and natural gas. These regulations have been changed frequently in the past, and in general, these changes have imposed more stringent requirements that increase operating costs and/or require capital expenditures in order to remain in compliance. We believe that our business operations are in substantial compliance with current laws and regulations. Failure to comply with these requirements can result in civil and/or criminal fines and liability for non-compliance, clean-up costs and other environmental damages. It is also possible that unanticipated developments or changes in law could require us to make environmental expenditures significantly greater than those we currently expect.

        California Environmental Quality Act ("CEQA").    CEQA is California legislation that requires consideration of the environmental impacts of proposed actions that may have a significant effect on the environment. CEQA requires the responsible governmental agency to prepare an environmental impact report that is made available for public comment. The responsible agency is also required to consider mitigation measures. The party requesting agency action bears the expense of the report. We are currently in the CEQA process in connection with our requested renewal of the state lease for the marine terminal at the South Ellwood field. We may be required to undergo this process for other lease renewals and other proposed actions by state and local governmental authorities that meet specified criteria. At a minimum, the CEQA process delays, and adds expense to, the process of obtaining new leases, permits and lease renewals. In some cases, moreover, the proposed action may be denied, or expensive mitigating measures may be required, as a result of the process.

        Discharges to Waters.    The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), and comparable state statutes impose restrictions and controls on the discharge of produced waters and other oil and natural gas wastes into regulated waters and wetlands. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future, including potential restrictions on the use of hydraulic fracturing. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without appropriate permits.

        The Clean Water Act also regulates stormwater discharges from industrial properties and construction activities and requires separate permits and implementation of a stormwater management plan establishing best management practices, training, and periodic monitoring. Certain operations are also required to develop and implement "Spill Prevention, Control, and Countermeasure" plans or facility response plans to address potential oil spills.

        The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants. It also imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into regulated waters.

        Oil Spill Regulations.    The Oil Pollution Act of 1990, as amended ("OPA"), amends and augments the provisions of the Clean Water Act relating to oil spills, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in U.S. waters. Responsible parties include (i) owners and operators of onshore facilities and pipelines and (ii) lessees or permittees of offshore facilities. In addition, the OPA requires parties responsible for offshore facilities to provide financial assurance in the amount of $35 million, which can be increased to $150 million in some circumstances, to cover potential OPA liabilities.

        Regulations imposed by the Minerals Management Service ("MMS") also require oil spill response plans and oil spill financial assurance from offshore oil and natural gas operations, whether operating in state or federal offshore waters. These regulations were designed to be consistent with the OPA and other similar requirements. Under MMS regulations, operators must join a cooperative that makes oil spill equipment available to its members. The California Department of Fish and Game, Office of Oil

Spill Prevention and Response ("OSPR") has adopted overlapping oil spill prevention regulations. We have complied with these OPA, MMS and OSPR requirements by adopting an offshore oil spill contingency plan and becoming a member of Clean Seas, LLC, a cooperative entity operated with other offshore operators to prevent and respond to oil spills in the offshore region in which we operate.

        Air Emissions.    Our operations are subject to local, state and federal regulations governing emissions of air pollution. Local air quality districts are responsible for much of the regulation of sources of air pollutants in California. California requires new and modified sources of air pollutants to obtain permits prior to commencing construction. Major sources of air pollutants are subject to more stringent, federally-imposed permitting requirements. Because of the severity of the ozone (smog) problems in portions of California, the state has the most severe restrictions on the emissions of volatile organic compounds ("VOCs") and nitrogen oxides ("NOx") of any state. Producing wells, natural gas plants and electric generating facilities all generate VOCs and NOx. Some of our producing wells are in counties that are designated as nonattainment for ozone and are therefore potentially subject to restrictive emission limitations and permitting requirements. California also operates a stringent program to control hazardous (toxic) air pollutants, and this program could result in the required installation of additional controls. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources. Air emissions from oil and natural gas operations also are regulated by oil and natural gas permitting agencies, including the MMS, the Bureau of Land Management and state agencies.

        Waste Disposal.    We currently own or lease a number of properties that have been used for production of oil and natural gas for many years. Although we believe the prior owners and/or operators of those properties utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties that we currently own or lease. State and federal laws applicable to oil and natural gas wastes and properties have become more stringent. Under new laws, we could be required to remediate property, including groundwater, containing or impacted by previously disposed wastes (including wastes disposed of or released by prior owners or operators) or to perform remedial plugging operations to prevent future, or mitigate existing, contamination.

        We may generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, although certain oil and natural gas exploration and production wastes currently are exempt from regulation under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous under RCRA ("hazardous wastes"). Furthermore, it is possible that certain wastes generated by our oil and natural gas operations that are currently exempt from treatment as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly operating, disposal and clean-up requirements. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both onshore and offshore.

        Superfund.    Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statutes, responsibility for the entire cost of cleanup of a contaminated site, as well as natural resource damages, can be imposed upon any current or former site owners or operators, or upon any party who discharged one or more designated substances ("hazardous substances") at the site, regardless of the lawfulness of the original activities that led to the contamination. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Although CERCLA generally exempts petroleum from the definition of hazardous substances, in the course of our operations we may have generated and may generate wastes that fall within CERCLA's definition of hazardous substances. We may also be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We have not, to our knowledge, been identified as a potentially responsible party under CERCLA, nor are we aware of any prior owners or operators of our properties that have been so identified with respect to their ownership or operation of those properties.

        Abandonment, Decommissioning and Remediation Requirements.    Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production and transportation facilities and the environmental restoration of operations sites. MMS regulations, coupled with applicable lease and permit requirements and each property's specific development and production plan, prescribe the requirements for decommissioning our federally leased offshore facilities. The California State Lands Commission ("CSLC") and the California Department of Conservation, Division of Oil, Gas and Geothermal Resources ("DOGGR") are the principal state agencies responsible for regulating the drilling, operation, maintenance and abandonment of all oil and natural gas wells in the state, whether onshore or offshore. MMS regulations require federal leaseholders to post performance bonds. See "—Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations—Plugging and Abandonment Costs" for a discussion of our principal obligations relating to the abandonment and decommissioning of our facilities.

        California Coastal Act.    The California Coastal Act regulates the conservation and development of California's coastal resources. The California Coastal Commission (the "Coastal Commission") works with local government to make permit decisions for new developments in certain coastal areas and reviews local coastal programs, such as land use restrictions. The Coastal Commission also works with the California State Office of Oil Spill Prevention and Response to protect against and respond to coastal oil spills. The Coastal Commission has direct regulatory authority over offshore oil and natural gas development within the state's three mile jurisdiction and has authority, through the Federal Coastal Zone Management Act, over federally permitted projects that affect the state's coastal zone resources. We conduct activities that may be subject to the California Coastal Act and the jurisdiction of the Coastal Commission.

        California "Ocean Action Plan."    In mid-October 2004, Governor Schwarzenegger announced an "Ocean Action Plan" for protecting the ocean and shoreline of California. One element of the plan is to eliminate adverse impacts of offshore oil and natural gas development. A panel has been formed to address the details of the plan over the next two years. The oil industry is represented on the panel and we are included in that representation. Based on the details of the plan known to date, we do not expect the plan to have a material effect on our existing or currently planned future operations; however, the ultimate terms of the plan and its potential impact on us, if any, are not known.

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations

        Significant potential costs relating to environmental and land use regulations associated with our existing properties and operations include those relating to (i) plugging and abandonment of facilities, (ii) clean-up costs and damages due to spills or other releases and (iii) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations. As is customary in the oil and natural gas industry, we typically have contractually assumed, and may assume in the future, regulatory obligations relating to plugging and abandonment, clean-up and other environmental costs in connection with our acquisition of operating interests in fields, and these costs can be significant.

        Plugging and Abandonment Costs.    Our operations, and in particular our offshore platforms and related facilities, are subject to stringent abandonment and closure requirements imposed by the MMS and the state of California. With respect to the Santa Clara Federal Unit, ChevronTexaco retained most of the abandonment obligations relating to the platforms and facilities when it sold the fields to us in 1999. We are responsible for abandonment costs relating to the wells and to any expansions or modifications we made following our acquisition of the fields. We also agreed to assume from ChevronTexaco all abandonment obligations associated with the infrastructure (but not the wells) in the Dos Cuadras field. We agreed to assume the majority of the abandonment costs relating to our operations, including platform Holly, in the South Ellwood field when we purchased it from Mobil Oil Corporation in 1997.

        Pursuant to the terms of the purchase and sale agreement relating to Big Mineral Creek, BlackWell has waived any claim against us relating to any adverse environmental condition at the field. In addition, BlackWell has expressly assumed responsibility for plugging and abandonment costs associated with the field. We have agreed to indemnify BlackWell for any liability associated with the off-site disposal of hazardous wastes that were intentionally removed from the field and deposited elsewhere during our period of ownership.

        The aggregate cost of our plugging and abandonment obligations will be material and may exceed our estimates. See note 13 to our financial statements for information concerning how our plugging and abandonment obligations and similar liabilities are reflected in our financial statements.

        Under a variety of applicable laws and regulations, including CERCLA, RCRA and MMS regulations, we could in some circumstances be held responsible for abandonment and clean-up costs relating to our operations, both onshore and offshore, notwithstanding contractual arrangements that assign responsibility for those costs to other parties.

        Clean-up Costs.    We currently have two onshore facilities with known environmental contamination that we will be required to remediate when we cease operations at those locations. Our onshore facility at the South Ellwood field is known to have hydrocarbon contamination. We have notified Santa Barbara County of the situation and provided it with a site assessment on the facility. We are currently required to provide quarterly monitoring reports to the county. Because oil occurs naturally in the area, regulators have not yet determined the appropriate level of clean-up for this facility, but have agreed that no clean-up is required until the facility is closed. The onshore oil and natural gas plant associated with the Santa Clara Federal Unit is also known to have hydrocarbon contamination. ChevronTexaco is contractually obligated to remediate the contamination that was present at the time we purchased the property upon the closure of that facility. We will be responsible for the clean-up of any additional contamination.

        Penalties for Non-Compliance.    We believe that our operations are in material compliance with all applicable oil and natural gas, safety, environmental and land use laws and regulations, and we work diligently to ensure continuing compliance. However, from time to time we receive notices of noncompliance with Clean Air Act and other requirements from relevant regulatory agencies.

        We received an Order of Abatement from the Santa Barbara County Air Pollution Control District ("SBCAPCD") in 1999 regarding odor complaints and hydrogen sulfide (H2S) emissions from our operations in the South Ellwood field. That order required us to implement various odor prevention measures, conduct safety audits, adopt a quality assurance plan and take certain other actions. The requirements set forth in the order have been or are being satisfied. Since 2001, we have received several Notices of Violation ("NOVs") from SBCAPCD for minor air quality violations at the South Ellwood field, but those NOVs have been or are expected to be resolved for minimal civil penalties.

SBCAPCD's air quality regulations are among the most stringent in the country. We believe that our working relationship with SBCAPCD is generally good.

        We also received several NOVs related to air emissions from our Beverly Hills operations from the South Coast Air Quality Management District ("SCAQMD"). These NOVs were resolved pursuant to a settlement agreement reached in October 2003. In June 2004, SCAQMD issued an additional NOV to us for fugitive natural gas emissions from wellhead components following an unplanned, automated electrical shutdown at the Beverly Hills field. That NOV remains unresolved, but we expect the matter to be resolved without a major financial penalty or other material impact. A June 2004 Air Toxics Inventory Report and Health Risk Assessment conducted by us and submitted to SCAQMD for the Beverly Hills facilities concluded that the air emissions from these operations do not exceed applicable risk or action levels and are typical of the ambient air in the Los Angeles air basin.

        On November 18, 2004, there was a natural gas and oil release from a wellhead on platform Gail. Our investigation of this release has been completed and the U.S. Coast Guard and the MMS have indicated that they are satisfied with our response. The MMS issued two NOVs that require us to take certain minor remedial actions. The Coast Guard has indicated that it will not impose any financial penalty on us with respect to the release.

        On February 24, 2005, a minor release of oil occurred from our Beverly Hills facility. The release was contained quickly, but a small amount of oil sprayed off-site. We notified the appropriate agencies following the release. We do not expect that significant financial or other penalties will be assessed with respect to the release.

Other Regulation

        The pipelines we use to gather and transport our oil and natural gas are subject to regulation by the U.S. Department of Transportation ("DOT") under the Hazardous Liquids Pipeline Safety Act of 1979, as amended ("HLPSA"), and the Pipeline Safety Act of 1992 ("Pipeline Safety Act"), which relate to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Under the Pipeline Safety Act, the Research and Special Programs Administration of DOT is authorized to require certain pipeline modifications as well as operational and maintenance changes. We believe our pipelines are in substantial compliance with HLPSA and the Pipeline Safety Act. Nonetheless, significant expenses could be incurred if new or additional safety requirements are implemented.

        The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission ("FERC") under the Natural Gas Acts, as well as the Natural Gas Policy Act. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, non-discriminatory basis.

        The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are also regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992, comprised of an indexing system to establish ceilings on interstate oil pipeline rates. FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

        With respect to transportation of natural gas on the Outer Continental Shelf ("OCS"), FERC requires, as a part of its regulation under the Outer Continental Shelf Lands Act ("OCSLA"), that all pipelines provide open and non-discriminatory access to both owner and non-owner shippers.

        Our OCS leases in federal waters are administered by the MMS and require compliance with detailed MMS regulations and orders. Under certain circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.

        Our offshore leases in state waters or "tidelands" (within three miles of the coastline) are administered by the state of California and require compliance with certain regulations of the CLSC and DOGGR. The CSLC serves as the lessor of our state offshore leases and is charged with overseeing leasing, exploration, development and environmental protection of the state tidelands.

        Commencing with the Cunningham-Shell Act of 1955, California has enacted several pieces of legislation that withhold state tidelands from oil and natural gas leasing. The Cunningham-Shell Act protected an area of tidelands offshore Santa Barbara County that stretches west from Summerland Bay to Coal Oil Point, and included waters offshore the unincorporated area of Montecito, the City of Santa Barbara, and the University of California at Santa Barbara. It also protected the state tidelands around the islands of Anacapa, Santa Cruz, Santa Rosa, and San Miguel. In 1994, California enacted the California Sanctuary Act which, with three exceptions, prohibits leasing of any state tidelands for oil and natural gas development. Oil and natural gas leases in effect as of January 1, 1995 are unaffected by this legislation until such leases revert back to the state, at which time they will become part of the California Coastal Sanctuary. This legislation does not restrict our existing state offshore leases or our current or planned future operations.

        The safety of our operations is primarily regulated by the MMS, the CSLC, the Coast Guard and the Occupational Safety and Health Administration ("OSHA"). We believe our facilities and operations are in substantial compliance with the applicable requirements of those agencies. In the event different or additional safety measures are required in the future, we could incur significant expenses to meet those requirements.

Operating Hazards and Insurance

        The oil and natural gas business involves a variety of operating risks, such as those described under "Risk Factors—Risks Related to Our Business—Our business involves significant operating risks." In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Title to Properties

        We believe that we have satisfactory title to all of our material assets. Although title to our properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Marketing and Major Customers

        Markets for oil and natural gas are volatile and are subject to wide fluctuations depending on numerous factors beyond our control, including seasonality, economic conditions, foreign imports, political conditions in other energy producing countries, OPEC market actions, and domestic government regulations and policies. All of our oil production is sold to competing buyers, including large oil refining companies and independent marketers, under renewable contracts with terms of one year or less. In the year ended December 31, 2004, approximately 63% and 37% of our oil production was sold to ConocoPhillips Co. and Shell Trading (US) Co., respectively, pursuant to long term agreements with pricing based on the NYMEX WTI price minus a fixed differential and/or California posted prices plus fixed premiums.

        In California, we sell over 90% of our natural gas production to large marketing companies pursuant to long term agreements using a combination of monthly index pricing and daily pricing. In the year ended December 31, 2004, we sold 48%, 34% and 9% of our California natural gas production to Enserco Energy, Inc., ChevronTexaco and Occidental Energy, respectively.

        In Texas, all of the natural gas we produce is sold from our properties into a pipeline system owned and operated by Spectrum Field Services, Inc. In the year ended December 31, 2004, Spectrum Field Services, Inc. was the only purchaser of our Texas natural gas production.

Competition

        The oil and natural gas business is highly competitive in the search for and acquisition of additional reserves and in the sale of oil and natural gas. Our competitors include major and intermediate sized integrated oil and natural gas companies, independent oil and natural gas companies and individual producers and operators such as Plains Exploration and Production Company, Berry Petroleum Company and BreitBurn Energy, a division of Provident Energy Trust. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop our properties. These competitors may be able to pay more for properties and may be able to define, evaluate, bid for and purchase a greater number of properties than we can. Ultimately, our future success will depend on our ability to develop or acquire additional reserves at costs that allow us to remain competitive.

Employees

        As of December 31, 2004, we had approximately 156 full-time employees, none of whom are party to collective bargaining arrangements.

UNAUDITED PRO FORMA FINANCIAL DATA

        The following unaudited pro forma condensed consolidated balance sheet as of December 31, 2004 is based on our audited consolidated balance sheet (successor basis) as of December 31, 2004 and Marquez Energy's audited combined balance sheet as of December 31, 2004 and gives effect to the transactions occurring after December 31, 2004 described below as if each had occurred on December 31, 2004. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 has been derived from our audited consolidated statement of operations for the year ended December 31, 2004 (predecessor basis) and Marquez Energy's audited combined statement of operations for the year ended December 31, 2004. The pro forma statements of operations give effect to the following events as if each occurred on January 1, 2004.

  •
  Timothy Marquez's purchase of approximately 53% of our common stock from Messrs. Eson and Wineland and certain of their respective affiliates on July 12, 2004, a transaction that resulted in a change of control of our company. Following the transaction, Mr. Marquez owned approximately 94% of our common stock. In addition, the merger we completed on December 22, 2004 had the effect of giving Mr. Marquez the remaining 6% of our stock. Because Mr. Marquez's percentage ownership reached the 95% level as a consequence of the merger, we were required, pursuant to SEC Staff Accounting Bulletin No. 54, to adjust our financial statements so as to "push down" Mr. Marquez's basis in our assets (the "successor basis"), meaning that the post-transaction financial statements of the acquired entity reflect the successor basis rather than a historical basis. The aggregate purchase price has been allocated to the portion of underlying assets and liabilities acquired based upon their respective estimated fair market values at the date of acquisition, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. The portion of our assets and liabilities previously owned by Mr. Marquez continue to be recorded at historical basis. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis.

  •
  The disposition of our Big Mineral Creek property for a price of approximately $45 million on March 31, 2005.

  •
  The issuance of $150 million in old notes, with an interest rate of 8.75%, which occurred on December 20, 2004.

  •
  The acquisition of the membership interests of Marquez Energy, which was completed on March 21, 2005 for a purchase price of approximately $16.6 million. Additional consideration payable on a contingent basis to the former holders of interests in Marquez Energy will be based on supplemental third-party evaluations of Marquez Energy's properties at the end of 2005 and 2006. In the event that those evaluations attribute proved reserves to the Marquez Energy properties as of December 31, 2004, additional payments will be made based on a defined formula up to a maximum amount of $25 million. (See Prospectus Summary—Recent Developments—Acquisition of Marquez Energy). Such contingent consideration is not included in the unaudited condensed pro forma information below. Because this transaction is considered a common control business combination, it has been reflected at historical cost to the extent of Mr. Marquez's percentage interest (approximately 76%). The acquisition of the membership interests of the minority members of Marquez Energy has been reflected at fair value. Due to the common control aspects of the transaction, the entities are combined in a manner similar to a pooling-of-interests; however, the financial position and results of operations as of and for the year ended December 31, 2003 related to Marquez Energy are not material and we have therefore not provided such pro forma financial information for that period.

  •
  The payment of a dividend of $35 million on January 3, 2005 to a trust controlled by Mr. Marquez, as our sole stockholder, from the proceeds of the senior notes.

        The unaudited pro forma information should be read in conjunction with the accompanying notes to unaudited pro forma information, our historical consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information contained in this prospectus. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the transactions occurred on the dates indicated or that may occur in the future.

Unaudited Pro Forma Condensed Consolidated
Balance Sheet as of December 31, 2004

	Venoco, Inc. (Successor Basis)	Marquez Energy LLC (Historical)(a)	Adjustments for the Transactions		Pro forma
Assets:
Current assets:
Cash and cash equivalents	$53,125	$1,590	$(4,587)	(b)	$50,128
Other current assets	30,666	2,434	—		33,100

Total current assets	83,791	4,024	(4,587)		83,228
Oil and gas properties and equipment, net	191,244	7,319	(43,400)	(c)	155,163
Other assets	12,468	36	—		12,504

Total assets	$287,503	$11,379	$(47,987)		$250,895

Liabilities and Stockholders' Equity:
Current liabilities	$29,689	$1,432	$—		$31,121
Long-term debt	158,858	4,685			163,543
Deferred income taxes	32,208	—			32,208
Asset retirement obligations	22,408	776			23,184

Total liabilities	243,163	6,893	—		250,056
Stockholders' equity	44,340	4,486	(47,987)	(d)	839

Total liabilities and stockholders' equity	$287,503	$11,379	$(47,987)		$250,895

Notes to Unaudited Pro Forma Condensed
Consolidated Balance Sheet

(a)
Represents historical information for Marquez Energy as of December 31, 2004, as reported in its audited combined financial statements at December 31, 2004.

(b)
Represents the pro forma adjustment to cash to record the following:

•	Cash paid for the acquisition of the membership interests in Marquez Energy, which was paid March 21, 2005 (net of a deposit of $2 million paid on December 7, 2004).	$(14,587)
•	Estimated sales proceeds from the disposition of Big Mineral Creek on March 31, 2005, as if they were received on December 31, 2004.	45,000
•	The payment of a dividend on January 3, 2005 to a trust controlled by Mr. Marquez.	(35,000)

		$(4,587)

(c)
Represents the pro forma adjustments to oil and gas properties to record the following:

•	Decrease to oil and gas properties as a result of a sale of Big Mineral Creek on February 16, 2005.	$(45,000)
•	Acquisition cost of membership interests attributable to minority members of Marquez Energy	$3,600
•	Represents the deposit paid on the purchase of Marquez Energy on December 7, 2004.	(2,000)

		$(43,400)

(d)
Represents the pro forma adjustments to stockholders' equity to record the following:

•	Payment of dividend on January 3, 2005 to a trust controlled by Mr. Marquez.	$(35,000)
•	Payment to Mr. Marquez for the acquisition of his membership interests in Marquez Energy.	(12,987)

		$(47,987)

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2004 (in thousands)

	Venoco,Inc. (Predecessor) Historical	Marquez Energy LLC Historical(a)	Big Mineral Creek(b)	Adjustments for the Transactions		Pro Forma
Revenues:
Oil and natural gas revenues	$118,775	$2,706	$(7,309)			$114,172
Gain on sale of assets		2,477	—			2,477
Other revenues	3,681	203	—	(203)	(c)	3,681

Total revenues	122,456	5,386	(7,309)	(203)		120,330
Expenses:
Oil and natural gas production	48,781	839	(1,999)	(100)	(c)	47,521
Transportation expense	1,451	—	—			1,451
Depletion, depreciation amortization and impairment	16,357	176	(760)	(837)	(c)(f)	14,936
Accretion of abandonment liability	1,466	—	—	23	(c)	1,489
General and administrative	10,595	1,342	(630)	(48)	(c)	11,259
Amortization of deferred loan costs	3,046		—	662	(d)	3,708
Interest, net	2,173	147	—	10,372	(c)(e)	12,692

Total expenses	83,869	2,504	(3,389)	10,072		93,056
Income before income taxes	38,587	2,882	(3,920)	(10,275)		27,274
Income tax expense	16,088		(1,634)	(2,931)	(g)	11,523

Net income	$22,499	$2,882	$(2,286)	$(7,344)		$15,751

(a)
Represents historical information for Marquez Energy for the year ended December 31, 2004, as reported in its audited combined financial statements for the year ended December 31, 2004.

(b)
Represents pro forma adjustments for our disposition of Big Mineral Creek to eliminate the year ended December 31, 2004 revenues and expenses as if the disposition had occurred January 1, 2004.

(c)
Amount includes the reclassification to conform the Marquez Energy audited financial statements to our presentation (in thousands):

Decrease other revenues	(203)
Decrease oil and natural gas production	(100)
Decrease interest expense, net	(55)
Decrease general and administrative expense	(48)
Decrease depletion, deprecation and amortization	(23)
Increase accretion of abandonment liability	23
(d)
Represents the pro forma adjustments for amortization of deferred loan costs to reflect the issuance of the old notes had they been outstanding as of January 1, 2004 (in thousands).

Year Ended December 31, 2004
Additional amortization for old notes	$662

$662

(e)
Represents the pro forma adjustments for interest expense on our old notes to reflect the issuance of the old notes had they been outstanding as of January 1, 2004 (in thousands).

Year Ended December 31, 2004
Reduction in interest expense for payoff of former credit facility	$(1,761)
Reduction in interest expense for payoff of senior facility	(541)
Additional interest expense related to old notes	12,729

$10,427

(f)
Represents the pro forma adjustment to depletion, depreciation and amortization of $814 resulting from Venoco's "successor" basis in oil and natural gas properties and equipment (resulting from the "push down" of Mr. Marquez's basis in Venoco common shares acquired) for the year ended December 31, 2004 as if the basis adjustment occurred on January 1, 2004.

(g)
Represents pro forma income tax expense of $1,142 for Marquez Energy at statutory rates and income tax benefits of $4,073 for the pro forma adjustments at the statutory rates.

Supplemental Pro Forma Data Related to Oil and Natural Gas Activities

        The following information concerning our oil and natural gas operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. Our oil and natural gas producing activities are conducted onshore within the continental United States and offshore in federal and state waters off the coast of California. The evaluations of the oil and natural gas reserves at December 31, 2004 were estimated by independent petroleum reserve engineers NSAI.

        Venoco and Marquez Energy supplemental pro forma data related to oil and natural gas activities reflecting the Marquez Energy acquisition and the Big Mineral Creek disposition at December 31, 2004 is as follows:

	Venoco, Inc.	Disposition of Big Mineral Creek	Subtotal	Acquisition of Marquez Energy	Pro forma
Net proved reserves: (end of period)
Oil (MBbl)
Developed	28,035	(2,516)	25,519	2	25,521
Undeveloped	11,900	(470)	11,430	—	11,430

Total	39,935	(2,986)	36,949	2	36,951

Natural Gas (MMcf):
Developed	49,418	(1,435)	47,983	10,906	58,889
Undeveloped	20,458	(783)	19,675	846	20,521

Total	69,876	(2,218)	67,658	11,752	79,410

Total proved reserves (MBOE)	51,581	(3,356)	48,225	1,961	50,186

Future cash flows	$1,982,599	$(131,990)	$1,850,609	$60,955	$1,911,564
Future production costs	(826,527)	50,719	(775,808)	(10,377)	(786,185)
Future development and abandonment costs	(146,096)	3,514	(142,582)	(2,718)	(145,300)
Future income taxes	(376,618)	28,996	(347,622)	(17,847)	(365,469)

Future net cash flows	633,358	(48,761)	584,597	30,013	614,610
10% annual discount for estimated timing of cash flows	(229,306)	17,654	(211,652)	(10,866)	(222,518)

Standardized measure of discounted future net cash flows	$404,052	$(31,107)	$372,945	$19,147	$392,092

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following table presents selected historical financial information for the periods indicated. The historical financial information for each of the years in the five-year period ended December 31, 2004 was derived from our audited financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2004 are included elsewhere in this prospectus. We urge you to read the selected financial information set forth below in conjunction with the audited financial statements included in this prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except ratios)
Statement of Operations Data:
Oil and natural gas revenues	$93,016	$132,516	$82,904	$99,482	$118,775
Other revenues(1)	2,674	5,804	2,195	3,712	3,681

Total revenues	95,690	138,320	85,099	103,194	122,456

Production expenses(2)	42,373	53,195	43,337	45,617	48,781
Transportation expense(2)	1,609	1,972	1,831	1,244	1,451
Depreciation, depletion, amortization and impairment expense	13,848	18,271	19,630	16,161	16,357
Accretion of abandonment liability	—	—	—	1,401	1,466
General and administrative, net of capitalized amounts	9,647	12,173	16,018	11,632	10,595
Litigation settlement expense(3)	—	—	—	6,000	—

Operating income	28,213	52,709	4,283	21,139	43,806
Amortization of deferred loan costs	492	604	464	370	3,046
Interest expense, net	6,851	3,676	2,343	2,125	2,173
Income taxes	2,311	17,425	500	7,876	16,088
Loss on debt extinguishment(4)	438	—	—	—	—
Cumulative effect of change in accounting principle, net of tax(5)	—	—	—	(411)	—

Net income	18,121	31,004	976	11,179	22,499
Preferred stock dividends	(7,063)	(7,249)	(8,465)	(8,465)	(7,134)
Excess of carrying value over repurchase price of preferred stock(6)	—	—	—	—	29,904

Net income (loss) applicable to common equity	$11,058	$23,755	($7,489)	$2,714	$45,269

Cash Flow Data:
Cash provided (used) by:
Operating activities	$34,841	$50,417	$30,284	$29,950	$47,894
Investing activities	(20,874)	(34,199)	(38,916)	(8,924)	(34,216)
Financing activities	(14,854)	(16,226)	14,484	(23,333)	31,030
Capital expenditures	26,238	42,205	38,843	9,064	23,502
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,879	$4,746	$10,724	$8,417	$53,125
Plant, property and equipment, net	122,310	140,046	159,257	170,663	191,244	(8)
Total assets	175,229	177,074	206,101	212,252	287,503	(8)
Long-term debt, excluding current portion	69,200	53,000	46,302	22,969	158,858
Mandatorily redeemable preferred stock and accrued dividends	72,639	79,888	86,305	94,770	—
Stockholders' equity (deficit)	(15,267)	11,075	(641)	2,484	44,340	(8)
Other Financial Data (unaudited):
Ratio of earnings to fixed charges(7)	3.6x	10.8x	1.4x	6.2x	7.1x

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses. In 2001, other revenues include a gain on sale of building of $2.2 million.

(2)
For all periods presented, transportation expense net of pipeline tariff revenue previously included in production expenses has been deducted from production expenses and reflected separately as transportation expense.

(3)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Filing of Marquez Actions."

(4)
The amount shown for 2000 is a loss of $438, net of tax, incurred as a result of the early extinguishment of certain long-term debt.

(5)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411, net of tax, for the cumulative effect of the change in accounting principle. See Note 12 (Asset Retirement Obligations) to our financial statements which begin on page F-1 of this prospectus.

(6)
Amount comprises the excess of the repurchase price over the carrying value of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(7)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of the sum of the following: income before income taxes and cumulative change in accounting principle, fixed charges, amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense (estimated as one-third of rental expense).

(8)
As a result of Mr. Marquez's percentage ownership in our common stock increasing from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a trust controlled by Mr. Marquez (see "Prospectus Summary—Recent Developments—Statutory Merger and Dividend"), Mr. Marquez's basis in our assets is "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair market values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See Note 1 to our financial statements, "Organization and Nature of Operations—New Company Basis" which begins on page F-8.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our financial statements and related notes and the other information appearing elsewhere in this prospectus.

Overview

        We are an independent energy company primarily engaged in the acquisition, exploitation, development and exploration of oil and natural gas properties. We have benefited from strong oil and natural gas prices over the past two years and, since mid-2004, from increases in oil and natural gas production. The trend of increasing prices has led to increased revenues in both 2004 compared to 2003 as well as 2003 compared to 2002. The increased prices offset the effect of relatively flat oil production and declining natural gas production in 2003 and the first six months of 2004, which resulted from our limited exploitation and development-related capital expenditures during that period. The senior executives in place between mid-2002 and mid-2004 reduced capital expenditures, in part in their discretion and in part because, commencing in February 2003, a large portion of our cash flow from operations was needed to make quarterly payments of $5.8 million on our credit facility, which had become a term loan. As our oil properties generally have a shallow decline rate, our oil production did not decline significantly during the period despite the limited capital expenditures. We averaged oil production of 8.8 MBbl/d in 2002, 8.5 MBbl/d in 2003 and 8.5 MBbl/d in 2004. Our natural gas production declines at a higher rate when exploitation and development activities are curtailed. As a result, average natural gas production decreased from 19,655 Mcf/d in 2002 to 15,362 Mcf/d in 2003 and 14,660 Mcf/d in 2004.

        After the change in our management that took place in June 2004, we increased our exploitation and development activities in a manner consistent with the strategy we pursued from inception through mid-2002. From June through December 2004, we reworked or recompleted 30 wells, drilled five new wells and installed an electric submersible pump on a well in the South Ellwood field. As a result of these and other development projects, average production increased from 10,183 BOE/d in the second quarter of 2004 to 11,564 BOE/d in December 2004. We expect that increased capital resources available from operating cash flow, our financial restructuring and the additional time management has had to implement its strategy will result in further increases in production throughout fiscal year 2005. We expect to produce approximately 12,000 BOE/d in the first quarter of 2005 and 13,000 to 14,000 BOE/d in 2005 as a whole, in each case from our existing portfolio of properties (including the Big Mineral Creek field for the first quarter only and the Marquez Energy properties for the second, third and fourth quarters). Because of this anticipated increase and the effect of our hedging program, we expect our revenue to increase in 2005 compared to 2004 even if oil and natural gas prices decline moderately. Through a combination of price collars, swaps and purchase floors, we have currently secured a weighted average minimum price of $37.54 per barrel on 9,718 Bbl/d and $6.04 per Mcf on 13,014 Mcf/d for 2005. We have also secured additional positions with regard to our 2006 oil and natural gas production. See "—Qualitative and Quantitative Disclosures About Market Risk." In addition, we expect that our renewed focus on exploitation and development activities will be allow us to increase our proved reserves in 2005. Other trends that affect our results of operations include the following:

  •
  Our net income for 2002 and 2003 was negatively affected by unusually high general and administrative costs. Of the total expenses in this category, approximately $2.9 million in 2002 and $1.4 million in 2003 related to legal and professional fees and settlement costs associated with the management and ownership disputes described in "Certain Relationships and Related Transactions." Also, we incurred litigation settlement expenses of $6 million in 2003 in connection with a lawsuit by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions." Because these disputes were resolved in all material respects prior to 2004, we did not incur similar amount of legal expenses during 2004 and therefore general and administrative expenses decreased in 2004 relative to both 2003 and 2002. We expect that our general and administrative expenses will increase slightly in 2005 due to increased costs associated with public reporting requirements resulting from our issuance of the old notes in December 2004.

  •
  Lease operating expenses relating to our offshore production include a substantial fixed cost component. As a result, the modest decline in oil production from 2003 to 2004 served to increase our lease operating expenses per BOE produced. We anticipate that the production increases we have generated since June 2004 will decrease lease operating expenses on a per BOE basis in 2005.

  •
  For the reasons discussed above, we expect our net income to increase in 2005, notwithstanding an anticipated increase in interest expense as a result of the issuance of the notes. We also expect a modest increase in income taxes as a result of an anticipated increase in pretax income. We anticipate that the increase in income taxes will be partially offset by increased tax deductions resulting from intangible drilling and completion costs incurred in the course of our renewed exploitation and development activities.

  •
  Our liquidity and capital resources were limited in 2003 and 2004 due to the factors discussed above, including the need to make substantial quarterly payments under our prior credit facility. The Credit Agreement, which provides for a revolving facility that does not currently require amortization, together with our increasing cash flow from operating activities, put us in a stronger financial position. We expect that increasing cash flow from operations will further strengthen our financial position in 2005.

        In the second half of 2004, the percentage of our common stock owned by our CEO, Mr. Marquez, rose from approximately 41% to 100%. On July 12, 2004, Mr. Marquez purchased 2,467,929 shares of common stock, constituting approximately 53% of the total. On December 22, 2004, we merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. This transaction raised his percentage ownership of the common stock to 100%. See Note 11 to our financial statements, which begins on page F-20. These transactions are described further in "Prospectus Summary—Recent Developments—Changes in the Ownership and Management of our Company," "Prospectus Summary—Recent Developments—Statutory Merger and Dividend," and "Certain Relationships and Related Transactions." Because Mr. Marquez's percentage ownership reached the 95% level as a consequence of the merger, we were required, pursuant to SEC Staff Accounting Bulletin No. 54, to adjust our financial statements so as to "push down" Mr. Marquez's basis in our assets (the "successor basis"), meaning that the post-transaction financial statements of the acquired entity reflect the successor basis rather than a historical basis. Due to the de minimis impact of the adjustment on our results of operations to reflect the push down for the nine day period ended December 31, 2004, the successor basis has been applied to our financial statements as of that date, with our consolidated statements of operations, comprehensive income (loss), and cash flows for the 2004 fiscal year being presented on a historical basis. All balance sheet information presented in this prospectus as of December 31, 2004 reflects the successor basis. See Note 1 to our financial statements, which begins on page F-8.

Results of Operations

        The following table reflects the components of our oil and natural gas production and sales prices and sets forth our operating revenues, costs and expenses on a BOE basis for the three years ended December 31, 2004.

	Year Ended December 31,
	2002	2003	2004
Sales Volume
Oil (MBbl)	3,225	3,114	3,101
Natural gas (MMcf)	7,174	5,607	5,366
MBOE	4,421	4,049	3,995
Daily Average Sales Volume
Oil (Bbl/d)	8,836	8,532	8,472
Natural gas (Mcf/d)	19,655	15,362	14,660
BOE/d	12,112	11,093	10,915
Oil Price per Barrel (in dollars)
Average NYMEX spot price	$26.08	$31.04	$41.40
Differential to NYMEX spot price	(3.97)	(4.91)	(7.10)
Hedging loss	(1.51)	(2.40)	(6.00)

Net realized	$20.60	$23.73	$28.30

Natural Gas Price per Mcf (in dollars)
Average NYMEX spot price	$3.36	$5.50	$6.19
Differential to NYMEX spot price	(0.27)	(0.44)	(0.40)
Hedging loss	(0.80)	(0.50)	(0.01)

Net realized	$2.29	$4.56	$5.78

Average Sale Price per BOE	$18.75	$24.57	$29.73
Expense per BOE
Production expenses	$9.80	$11.27	$12.21
Transportation expenses	$0.41	$0.31	$0.36
Depreciation, depletion, amortization and impairment	$4.44	$3.99	$4.09
General and administrative expense(1)	$3.62	$2.87	$2.65
Interest expense, net	$0.53	$0.52	$0.54

(1)
Net of amounts capitalized.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $19.3 million, or 19%, to $118.8 million for the year ended December 31, 2004 from $99.5 million for the year ended December 31, 2003. The increase was due to an increase in oil and natural gas prices, which offset decreases in both oil and natural gas production. Overall production decreased 54 MBOE, or 1%, in 2004 compared to 2003.

        Oil revenues increased by $13.9 million, or 19%, to $87.8 million in 2004 from $73.9 million in 2003. This increase was due to an increase in the realized price of oil. Production remained constant in 2004 with oil production of 3,101 MBbl in 2004 compared to 3,114 MBbl in 2003. Our average realized price for oil increased $4.57, or 19%, to $28.30 per Bbl for the period. We hedged 53% of our oil production during 2004, resulting in hedging losses of $6.00 per Bbl.

        Natural gas revenues increased $5.4 million, or 21%, to $31.0 million in 2004 from $25.6 million in 2003. This increase was due to an increase in natural gas prices, which more than offset a 4% decline in natural gas production in 2004 compared to 2003. Our average realized price for natural gas increased 27%, or $1.22, to $5.78 per Mcf, net of hedging, up from $4.56 per Mcf, net of hedging, in 2003. The decline in production reflected the continued depletion of our natural gas reserves from their highest point in 2001, when we were pursuing a more aggressive development program, and reduced drilling activity in the period from mid-2002 to mid-2004.

        Production Expenses.    Production expenses increased $3.2 million, or 7%, to $48.8 million in 2004 from $45.6 million in 2003. On a per BOE basis, production expenses increased $0.94, or 8.3%, to $12.21 per BOE in 2004 from $11.27 per BOE in 2003. The increase was due to an increase in general maintenance costs and costs for well rework.

        Transportation Expenses.    Transportation expenses increased $0.2 million, or 16.7%, to $1.4 million in 2004 from $1.2 million in 2003. On a per BOE basis, transportation expenses increased $0.05, or 16%, to $0.36 per BOE in 2004 from $0.31 per BOE in 2003. The increase was primarily due to higher barge fees in 2004 compared to 2003.

        Depletion, Depreciation, Amortization and Impairment (DD&A).    DD&A expense increased $0.1 million, or 0.6%, to $16.3 million in 2004 from $16.2 million in 2003. During 2004 and 2003, we incurred impairment losses of $0.1 million and $0.6 million, respectively, related to foreign oil and natural gas properties.

        Accretion of Abandonment Liability.    Accretion expense was $1.5 million in 2004, up slightly from $1.4 million in 2003.

        General and Administrative (G&A).    G&A expense decreased $1.0 million, or 9%, to $10.6 million in 2004 from $11.6 million in 2003. This decrease was primarily due to lower legal and professional fees and settlement costs in 2004. See "Certain Relationships and Related Transactions." G&A expense does not include amounts capitalized as part of our acquisition, exploitation, development and exploration activities. We capitalized $2.3 million and $3.2 million of G&A expense in 2004 and 2003, respectively. The decrease in capitalized expenses was due to lower staff levels in 2004 compared to 2003.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $0.1 million, or 4.8%, to $2.2 million in 2004 from $2.1 million in 2003. The increase was attributable to a higher average level of debt in 2004 compared to 2003. In addition to interest expense, we amortized $3.0 million of deferred loan costs in 2004 compared to $0.4 million in amortization of deferred loan costs in 2003. We expect that the issuance of the old notes in December 2004 will result in increased interest expense for 2005 compared to 2004 and prior periods.

        Income Tax Expense.    Our income tax expense for 2004 increased $8.2 million, or 104%, to $16.1 million from $7.9 million for 2003. The increase was primarily due to higher profits in 2004 compared to 2003.

        Net Income.    Our net income before the cumulative effect of change in accounting principle increased $11.7 million, or 108%, to $22.5 million for 2004 from $10.8 million for 2003. The increase was primarily attributable to an increase in oil prices and, to a lesser extent, the increase in natural gas prices. The higher prices for oil and natural gas offset a modest increase in production costs as well as an increase in income tax expenses.

        Other.    During November 2004 we repurchased all of our outstanding preferred stock consisting of 6,000 shares of mandatorily redeemable convertible preferred plus accrued and unpaid dividends at a price of $72 million. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Repurchase of Preferred Stock from Enron Affiliates." At the time of the purchase of the preferred stock, we had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. As such, the carrying value of the preferred stock exceeded the repurchase price by $29.9 million.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $16.6 million, or 20%, to $99.5 million for the year ended December 31, 2003 from $82.9 million for the year ended December 31, 2002. This increase was due to increases in the prices of oil and natural gas.

        Oil revenues increased $7.5 million, or 11%, to $73.9 million in 2003 from $66.4 million in 2002. The increase was due to increased prices. Our average realized price for oil for 2003 increased $3.13, or 15%, to $23.73 per Bbl, net of hedging losses, from $20.60 per Bbl, net of hedging losses, in 2002. We hedged 55% of our oil production in 2003 and incurred hedging losses of $2.40 per Bbl. The increase in prices more than offset the effects of a 3.4% decline in our oil production, from 3,225 MBbl in 2002 to 3,114 MBbl in 2003, a decline caused by a decrease in the number of wells drilled.

        Natural gas revenues increased $9.1 million, or 55%, to $25.6 million for 2003 from $16.5 million for 2002. This increase was due to a significant increase in the price of natural gas, which offset a 22% decrease in production. Production declined to 5,607 MMcf for 2003 from 7,174 MMcf for 2002, primarily due to the continued depletion of our natural gas reserves and new contractual terms that required us to limit production from the South Ellwood field. Our average realized price for natural gas increased $2.27, or 99%, to $4.56 per Mcf, net of hedging, for 2003 from $2.29 per Mcf, net of hedging, for 2002. We hedged 40% of our 2003 natural gas production and incurred hedging losses of $0.50 per Mcf.

        Production Expenses.    Production expenses increased $2.3 million, or 5.3%, from $43.3 million in 2002 to $45.6 million in 2003. On a per BOE basis, total production expenses increased $1.47, or 15%, to $11.27 per BOE in 2003 from $9.80 per BOE in 2002. The increase per BOE reflects the decreased production during 2003.

        Transportation Expenses.    Transportation expense decreased $0.6 million, or 32%, to $1.2 million in 2003 from $1.8 million in 2002. On a per BOE basis, transportation expense decreased $0.10, or 24%, to $0.31 per BOE from $0.41 per BOE. This decrease was due to higher tariffs starting in 2003 on Ellwood pipeline as these pipeline revenues are an offset to transportation expense.

        Depletion, Depreciation, Amortization and Impairment (DD&A).    DD&A expense decreased $3.4 million, or 17%, to $16.2 million for 2003 from $19.6 million for 2002. The decrease was largely due to a decrease in impairment expense. During 2003 and 2002, we incurred impairment losses of $0.6 million and $1.9 million, respectively, related to foreign oil and natural gas properties. Our DD&A expense was also impacted by our adoption of SFAS No. 143, Asset Retirement Obligations, as our costs related to platform abandonment and other retirement obligations are now amortized based on the present value of the expected future costs. These costs were previously amortized based on their undiscounted value. We estimate that this impact decreased DD&A for 2003 as compared to 2002 by approximately $1.6 million.

        Accretion of Abandonment Liability.    We recognized an expense for the accretion of abandonment liability during 2003 of $1.4 million. This amount was recorded pursuant to SFAS No. 143, which requires that we recognize the fair value of abandonment obligations in the period in which the obligation was incurred. We adopted SFAS No. 143 as of January 1, 2003 and, therefore, no similar expense was recorded for prior periods. Prior to January 1, 2003, we recognized the cost of abandoning our oil and natural gas properties over their productive lives on a unit-of-production basis.

        General and Administrative (G&A).    G&A expense declined $4.4 million, or 27%, to $11.6 million in 2003 from $16.0 million for 2002. This reduction resulted from several factors. We recorded a loss of $1.7 million in 2002 for costs associated with the consolidation of our corporate office and there was no comparable expense in 2003. In addition, we reduced the size of our workforce at the end of 2002 and beginning of 2003, resulting in decreased payroll expenses for 2003. Further, we continued an aggressive program of cutting discretionary spending in response to the decline in capital available under the Toronto Dominion credit facility. We capitalized $3.2 million and $4.4 million of G&A expense for the years ended December 31, 2003 and 2002, respectively. We also incurred legal and professional fees of $2.8 million in 2003 and $3.7 million in 2002, of which approximately $1.4 million and $2.9 million, respectively, related to the management and ownership disputes described in "Certain Relationships and Related Transactions" and are non-recurring.

        Litigation Settlement.    We incurred a charge against earnings during 2003 of $6.0 million for the settlement of litigation described in "Certain Relationships and Related Transactions." There was no comparable charge in 2002.

        Interest Expense.    Interest expense, net of interest income and capitalized interest, decreased $0.2 million, or 9%, to $2.1 million in 2003 from $2.3 million in 2002. The reduction was attributable to a lower principal amount outstanding on our long-term debt as well as a slightly lower average rate of interest. Amounts outstanding under the Toronto Dominion credit facility began to decline significantly during 2003 as we began making regular quarterly payments of principal and interest after conversion of the revolving credit facility to a term loan in November 2002. In addition to interest expense, we amortized deferred loan costs in the amount of $0.4 million in 2003 compared to $0.5 million in 2002. This decrease was due to lower amortization expense on the Toronto Dominion credit facility.

        Income Tax Expense.    Our income tax expense increased to $7.9 million for 2003 from $0.5 million for 2002. The increase was primarily due to higher profits in 2003 as compared to 2002.

        Net Income.    We had net income of $11.2 million in 2003, up from $1.0 million in 2002. The increase is attributable to the 99% increase in natural gas prices and the 15% increase in oil prices for the year, which offset a 3.4% decline in oil production and a 22% decline in natural gas production.

Liquidity and Capital Resources

Cash Flows

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Cash provided by operating activities	$30,284	$29,950	$47,894
Cash used in investing activities	(38,916)	(8,924)	(34,216)
Cash provided by (used in) financing activities	14,484	(23,333)	31,030

        Net cash provided by operating activities was $47.9 million, $30.0 million and $30.3 million for 2004, 2003 and 2002, respectively. Operating cash flow increased in 2004 due to higher revenues, which led to higher net income, offset by increased amounts paid for derivative contracts for hedging purposes. Cash provided by operating activities was relatively constant from 2002 to 2003.

        Net cash used in investing activities was $34.2 million, $8.9 million and $38.9 million in 2004, 2003 and 2002, respectively, of which $23.5 million, $9.1 million and $38.8 million, respectively, related to capital expenditures for drilling and reworking wells, facilities and related costs. These amounts were unusually large in 2002 because of drilling and rework programs that were carried out in that year but which did not continue in 2003. During 2003, we began to make quarterly principal and interest payments of $5.8 million with respect to the Toronto Dominion credit facility. These payments curtailed our ability to make discretionary capital expenditures. Beginning in mid-2004 in connection with the changes in our senior management, we renewed our exploration and development activities, which resulted in an increase in cash used in investing activities.

        Net cash provided by financing activities in 2004 was $31.0 million. Net cash provided by financing activities includes $268 million in proceeds from long term debt, primarily consisting of $146 million in net proceeds from the issuance of the old notes, $100.7 million in amounts borrowed under the Credit Agreement and $10.0 million in financing for our new office building. Cash used in financing activities primarily included $155 million in repayment of amounts borrowed under the Credit Agreement and our prior Toronto Dominion term loan and $72 million for the repurchase of our preferred stock. The sequence of those transactions was as follows: We entered into the Credit Agreement on November 4, 2004 and used the initial borrowings of $100.7 million to refinance all amounts outstanding under the Toronto Dominion loan and to repurchase all of our outstanding preferred stock for $72 million. In December 2004, we completed the offering of the old notes and used a portion of those proceeds to repay all amounts then outstanding under the Credit Agreement.

        Net cash used in financing activities was $23.3 million in 2003, comprised entirely of principal payments on the Toronto Dominion term loan. We did not increase our borrowings under the term loan during 2003. In 2002, we borrowed $44.1 million from Toronto Dominion and made principal payments of $27.5 million. These cash flows, together with the $2.0 million paid in cash dividends on our preferred stock, resulted in net cash provided from financing activities during 2002 of $14.5 million.

Capital Resources and Requirements

        We plan to make substantial capital expenditures in the future for the acquisition, exploitation, development and exploration of oil and natural gas properties. In 2005, we expect to make aggregate capital expenditures of approximately $103.2 million as follows:

  •
  $55.9 million on drilling enhanced recovery projects (waterflood) and improvements relating to our facilities at the Santa Clara Unit (Platform Gail);

  •
  $16.6 million to acquire Marquez Energy;

  •
  $12.3 million on drilling, workovers and facilities at our South Ellwood field;

  •
  $8.8 million on development projects at the Willows and Grimes fields, primarily for the drilling of new wells;

  •
  $3.6 million on various capital projects at the Marquez Energy properties;

  •
  $6.0 million on miscellaneous projects on our remaining properties, including $2.0 million of capitalized G&A expense.

        Of these amounts, we spent approximately $9.2 million through February 28, 2005, primarily on drilling on platforms Holly and Gail and in the Grimes field. In addition, our acquisition of Marquez Energy was completed on March 21, 2005.

        To date, we have financed our 2005 capital expenditures with a portion of the proceeds of the offering of the old notes, cash on hand and short-term borrowings under the Credit Agreement. We anticipate funding the remainder of our capital program and meeting our other needs for liquidity primarily with cash flow from operations and from cash on hand. Contemporaneously with the closing of the offering of the old notes, we entered into an amended and restated Credit Agreement with a current borrowing base of $40 million, but we do not currently expect to use those funds to finance our capital expenditures except with respect to short term working capital needs. See "Description of Other Indebtedness." As of March 29, 2005, $13.0 million of indebtedness was outstanding under the Credit

Agreement, substantially all of which related to short-term financing for the Marquez Energy acquisition. We also received proceeds of approximately $45 million upon the sale of the Big Mineral Creek property. However, we have placed those proceeds in escrow pending their use for the acquisition of another parcel of oil and gas property in connection with a like-kind exchange under Section 1031 of the Internal Revenue Code. As a result, we do not expect those proceeds to be available to fund our planned capital expenditures in 2005.

        If cash flow from operations does not meet our expectations, we may reduce the expected level of capital expenditures and/or fund a larger than expected portion of the expenditures using borrowings under the Credit Agreement. We may also make acquisitions that will require additional capital resources. We may seek such additional capital through a combination of funding sources that may include traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales and offerings of debt and equity securities. We cannot assure you that needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

        In January 2005, we paid a dividend of $35 million to our sole stockholder, a trust controlled by Timothy Marquez. The dividend was paid from the proceeds of the issuance of the old notes. See "Use of Proceeds."

Commitments and Contingencies

        As of December 31, 2004, the aggregate amounts of contractually obligated payment commitments for the next five years were as follows (in thousands):

	Total(3)	Less than One Year	1 to 3 Years	3 to 5 Years	After 5 years
Long-term debt(1)	$158,985	$127	$287	$311	$158,270
Interest on senior notes	91,729	12,979	26,250	26,250	26,250
Asset retirement obligation(2)	58,183	213	285	2,824	54,861

(1)
On December 9, 2004, we acquired an office building for $14.2 million. Of the total purchase price, $10 million was financed through additional borrowings. Under the agreement with the lender, we are obligated to fund into an account under the control of the lender monthly amounts of $121,000 to cover common area maintenance, improvements, repairs, insurance and taxes, in addition to the monthly mortgage payment. To the extent that funds remain after required expenditures are made, the lender remits any remaining funds to us on a monthly basis in arrears.

(2)
Represents undiscounted estimates of our asset retirement obligations, which include plugging and abandonment obligations. See Note 13 to our consolidated financial statements.

(3)
Total contractually obligated payment commitments do not include the anticipated settlement of derivative contracts.

Quantitative and Qualitative Disclosures About Market Risk

        The discussion in this section provides information about derivative financial instruments we use to manage commodity price volatility. We currently have no material exposure to interest rate risk. To the extent we borrow amounts under our Credit Agreement, we are subject to interest rate risk because such amounts bear interest at variable rates. At March 29, 2005, $13.0 million of indebtedness was outstanding under the Credit Agreement. We do not maintain any interest rate hedges. See "Description of Other Indebtedness."

        Due to the historical volatility of crude oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of the prices we receive for our production and providing a minimum revenue stream. Currently, we use options and fixed price swaps for hedging commodity prices. All contracts are settled with cash and do not require the delivery of a physical quantity to satisfy settlement. While this hedging strategy may result in us having lower revenues than we would have if we were unhedged in times of higher oil and natural gas prices, management believes that the stabilization of prices and protection afforded us by providing a revenue floor is beneficial. We had hedging contracts in place for 53% of our oil production and 28% of our natural gas production during the year ended December 31, 2004.

        As of December 31, 2004, the company had entered into option and swap agreements to receive average minimum and maximum NYMEX West Texas Intermediate (WTI) prices of $37.54 and $46.53, respectively, per barrel on 3,546,915 barrels and 2,086,915 barrels, respectively of production in 2005 and average minimum and maximum NYMEX WTI prices of $40.68 and $48.94, respectively, per barrel on 1,460,000 barrels of production in 2006. Location and quality differentials attributable to our properties are not reflected in those prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price. As of December 31, 2004, we had entered into option, swap and collar agreements to receive average minimum prices of $6.04 per MCF on 13,014 MCF per day and an average maximum price of $6.77 per MCF on 4,000 MCF per day for 2005 and average minimum and maximum prices of $6.20 per MCF and $7.87 per MCF, respectively, on 6,000 MCF per day for 2006 based on the Natural Gas Intelligence monthly index for PG&E Citygate.

        Our portfolio of commodity derivative transactions as of December 31, 2004 is summarized below:

Crude Oil

Type of Contract	Basis	Quantity (Bbl/d)	Strike Price ($/Bbl)	Term
Collar	NYMEX	1,000	$30.50 – $32.15	Apr 1, 04 – Mar 31, 05
Collar	NYMEX	4,471	$38.00 – $47.10	Jan 1, 05 – Dec 31, 05
Collar	NYMEX	1,000	$38.00 – $47.50	Jan 1, 05 – Dec 31, 05
Put	NYMEX	2,000	$36.00 Floor	Jan 1, 05 – Dec 31, 05
Put	NYMEX	2,000	$38.70 Floor	Jan 1, 05 – Dec 31, 05
Swap	NYMEX	1,000	$42.70 Fixed	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	2,000	$40.00 – $51.00	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	1,000	$40.00 – $51.05	Jan 1, 06 – Dec 31, 06

Natural Gas

Type of Contract	Basis	Quantity (MMBtu/d)	Strike Price ($/Mcf)	Term
Physical Sale	SoCal	2,000	$4.47 Floor(1)	Oct 1, 04 – Sep 30, 05
Put	NYMEX	5,000	$5.80 Floor	Jan 1, 05 – Dec 31, 05
Basis Swap	PG&E Citygate	5,000	$(0.150)(2)	Jan 1, 05 – Dec 31, 05
Put	PG&E Citygate	5,000	$6.00 Floor	Jan 1, 05 – Dec 31, 05
Swap	PG&E Citygate	4,000	$6.765 Fixed	Apr 1, 05 – Dec 31, 05
Swap	NYMEX	2,000	$6.71 Fixed	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	4,000	$6.00 – $8.50	Jan 1, 06 – Dec 31, 06
Basis Swap	PG&E Citygate	6,000	$(0.035)(3)	Jan 1, 06 – Dec 31, 06

(1)
The price of this contract is the monthly NGI SoCal Border Index less $0.10 per MMBtu, with a floor of $4.47.

(2)
This basis swap locks the $5.80 NYMEX put into a $5.65 floor with a PG&E Citygate location for 2005.

(3)
This basis swap locks the $6.71 NYMEX swap into a $6.675 PG&E Citygate location swap and the $6.00-$8.50 collar into a $5.965-$8.465 collar with a PG&E Citygate location for 2006.

        Since December 31, 2004, we have continued to secure additional positions with regard to our future oil and natural gas production. As of March 14, 2005, we had entered into option and collar agreements based on NYMEX West Texas Intermediate (WTI) prices to receive average minimum and maximum prices of $40.97 per barrel and $57.75 per barrel, respectively, on 1,095 MBbl and 365 MBbl, respectively, of production in 2006 and average minimum and maximum NYMEX WTI prices of $40.00 per barrel and $66.37 per barrel, respectively, on 1,095 MBbl of production in 2007. Location and quality differentials attributable to our properties are not reflected in those prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price. As of March 14, 2005, we had entered into option and collar agreements to receive a $6.00 floor price per MCF on 6,000 MCF per day for 2006 and a minimum and maximum price of $6.00 per MCF and $8.40 per MCF on 6,000 MCF per day for 2007.

        Our portfolio of commodity derivative transactions as of March 11, 2005 is summarized below:

Crude Oil

Type of Contract	Basis	Quantity (Bbl/d)	Strike Price ($/Bbl)	Term
Collar	NYMEX	1,000	$30.50 – $32.15	Apr 1, 04 – Mar 31, 05
Collar	NYMEX	4,471	$38.00 – $47.10	Jan 1, 05 – Dec 31, 05
Collar	NYMEX	1,000	$38.00 – $47.50	Jan 1, 05 – Dec 31, 05
Put	NYMEX	2,000	$36.00 Floor	Jan 1, 05 – Dec 31, 05
Put	NYMEX	2,000	$38.70 Floor	Jan 1, 05 – Dec 31, 05
Swap	NYMEX	1,000	$42.70 Fixed	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	2,000	$40.00 – $51.00	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	1,000	$40.00 – $51.05	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	1,000	$40.00 – $57.75	Jan 1, 06 – Dec 31, 06
Put	NYMEX	1,000	$40.00 Floor	Jan 1, 06 – Dec 31, 06
Put	NYMEX	1,000	$42.90 Floor	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	2,000	$40.00 – $65.80	Jan 1, 07 – Dec 31, 07
Collar	NYMEX	1,000	$40.00 – $67.50	Jan 1, 07 – Dec 31, 07

Natural Gas

Type of Contract	Basis	Quantity (MMBtu/d)	Strike Price ($/Mcf)	Term
Physical Sale	SoCal	2,000	$4.47 Floor(1)	Oct 1, 04 – Sep 30, 05
Put	NYMEX	5,000	$5.80 Floor	Jan 1, 05 – Dec 31, 05
Basis Swap	PG&E Citygate	5,000	$(0.150)(2)	Jan 1, 05 – Dec 31, 05
Put	PG&E Citygate	5,000	$6.00 Floor	Jan 1, 05 – Dec 31, 05
Swap	PG&E Citygate	4,000	$6.765 Fixed	Apr 1, 05 – Dec 31, 05
Swap	NYMEX	2,000	$6.71 Fixed	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	4,000	$6.00 – $8.50	Jan 1, 06 – Dec 31, 06
Basis Swap	PG&E Citygate	6,000	$(0.035)(3)	Jan 1, 06 – Dec 31, 06
Put	PG&E Citygate	6,000	$6.00 Floor	Jan 1, 06 – Dec 31, 06
Collar	NYMEX	6,000	$6.00 – $8.40	Jan 1, 07 – Dec 31, 07

(1)
The price of this contract is the monthly NGI SoCal Border Index less $0.10 per MMBtu, with a floor of $4.47.

(2)
This basis swap locks the $5.80 NYMEX put into a $5.65 floor with a PG&E Citygate location for 2005.

(3)
This basis swap locks the $6.71 NYMEX swap into a $6.675 PG&E Citygate location swap and the $6.00-$8.50 collar into a $5.965-$8.465 collar with a PG&E Citygate location for 2006.

        In 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, we use only cash flow hedges. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in Accumulated Other Comprehensive Income (Loss) ("OCI"), a component of stockholders' equity, to the extent the hedge is effective.

        The relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. We measure effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer highly effective. Gains and losses deferred in OCI related to cash flow hedges that cease to be highly effective remain unchanged until the related product is delivered. If it is determined that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon financial statements that have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have identified certain accounting policies as being of particular importance to the presentation of our financial position and results of operations and which require the application of significant judgment by our management. We analyze our estimates, including those related to oil and natural gas revenues, oil and natural gas properties, fair value of derivative instruments, income taxes and contingencies and litigation, and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Reserve Estimates

        Our estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulation of oil and natural gas that is difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance, ad valorem and excise taxes, development costs and workover and remedial costs, all of which may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of our oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. At year end 2004, we revised our proved oil and natural gas reserves downward from the 2003 reserve report by approximately 7,357 MBbls and 9,090 MMcf, respectively. Our estimated proved reserves at year-end 2004 were approximately 6.3 MMBOE lower than they were at the end of 2003. The reduction was due primarily to reclassifications of reserves as a result of new information from a pressure study conducted on one of our producing reservoirs, a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent we anticipated (see "Risk Factors—Our operations are limited by a variety of contractual, regulatory and other constraints") and the depletion that occurred as we produced oil and natural gas from our properties.

Oil and Natural Gas Properties, Depletion and Full Cost Ceiling Test

        We follow the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and exploitation and development of oil and natural gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and natural gas wells, and salaries, benefits and other internal salary related costs directly attributable to these activities. Proceeds from the disposition of oil and natural gas properties are generally accounted for as a reduction in capitalized costs, with no gain or loss recognized. Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and capitalized asset retirement costs is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. The capitalized costs are amortized over the life of the reserves associated with the assets with the amortization being expensed as depletion in the period that the reserves are produced. This depletion expense is calculated by dividing the period's production volumes by the estimated volume of reserves associated with the investment and multiplying the calculated percentage by the capitalized investment. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unproved property costs not subject to amortization consist primarily of leasehold and seismic costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. We will continue to evaluate these properties and costs will be transferred into the amortization base as undeveloped areas are tested. Unproved oil and natural gas properties are not amortized, but are assessed for impairment either individually or on an aggregated basis using a comparison of the carrying values of the unproved properties to net future cash flows.

        Capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the un-escalated prices in effect as of the last day of the quarter, including the effects of cash flow hedges, and requires a write down for accounting purposes if the ceiling is exceeded. At December 31, 2004, our net capitalized costs did not exceed the ceiling.

Asset Retirement Obligations

        Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 provides that, if the fair value for asset retirement obligations can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and natural gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with the offsetting charge to property cost. Periodic accretion of discount of the estimated liability is recorded in the income statement. Prior to adoption of SFAS No. 143, we accrued for future abandonment costs of wells and related facilities through our depreciation calculation in accordance with Regulation S-X Rule 4-10 and industry practice. This method resulted in recognition of the obligation over the life of the property on a unit-of-production basis, with the estimated obligation netted in property cost as part of the accumulated depreciation, depletion and amortization balance.

        Our asset retirement obligation primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our properties at the end of their productive lives, in accordance with applicable state laws. We have determined our asset retirement obligation by calculating the present value of estimated cash flows related to the liability.

Income Taxes

        Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance.

Derivative Instruments

        Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we reflect the fair market value of our derivative instruments on our balance sheet. Our estimates of fair value are determined by obtaining independent market quotes from third parties, as well as utilizing a Black-Scholes option valuation model that is based upon underlying forward price curve data, a risk-free interest rate and estimated volatility factors.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers as of March 15, 2005.

Name	Age	Position
Timothy Marquez	46	Chairman and Chief Executive Officer
William Schneider	44	President
David B. Christofferson	56	Chief Financial Officer
Gregory B. Schrage	48	Vice President, Northern Assets
Roger K. Hamson	46	Vice President, Southern Assets
Terry L. Anderson	57	General Counsel and Secretary
Michael G. Edwards	46	Vice President, Government and Public Affairs
J. Timothy Brittan	51	Director
J.C. "Mac" McFarland	58	Director
Ed O'Donnell	52	Director
Eloy Ortega	54	Director
Glen C. Warren, Jr.	49	Director

        Timothy Marquez co-founded Venoco in September 1992 and served as our CEO from our formation until June 2002. He founded Marquez Energy in 2002 and served as its CEO until we acquired it in March 2005. Mr. Marquez returned as our Chairman, CEO and President in June 2004. See "Certain Relationships and Related Transactions." Mr. Marquez has a degree in petroleum engineering from the Colorado School of Mines. Mr. Marquez began his career with Unocal Corporation, where he worked for 13 years managing assets offshore California and in the North Sea and performing other managerial and engineering functions.

        William Schneider became our President in January 2005. Prior to joining us, Mr. Schneider was a managing director at investment bank Harris Nesbitt, where he focused on mergers and acquisitions in the energy industry. He joined Harris Nesbitt in February 2001 after serving as Vice President—Energy Investment Banking at Donaldson, Lufkin & Jenrette from January 1998 to January 2001. Mr. Schneider's experience also includes service as Vice President—Energy Investment Banking at Smith Barney and in a variety of engineering and corporate positions at Unocal. Mr. Schneider holds an M.B.A. in Finance from U.C.L.A. and a B.S. in Petroleum Engineering from the Colorado School of Mines.

        David B. Christofferson became our CFO in November 2004. Mr. Christofferson was CFO of Marquez Energy from November 2002 until joining our company in his current capacity. Prior to joining Marquez Energy, Mr. Christofferson served as General Counsel and CFO of Esenjay Exploration, Inc. (f/k/a Frontier Natural Gas Corporation), a NASDAQ-listed company, from 1988 until May 2002. Mr. Christofferson holds B.A. and J.D. degrees from the University of Oklahoma and a Master of Divinity degree from Phillips University (now a part of the University of Tulsa).

        Gregory B. Schrage joined us in 1998 and served in various management and engineering positions until his promotion in June 2004 to Vice President, Northern Assets, overseeing properties onshore and offshore California and in Texas. Mr. Schrage earned a degree in mechanical engineering from California Polytechnic State University and an M.B.A. from Pepperdine University. Mr. Schrage's prior experience includes eleven years at Texaco and eight years at Unocal, where he performed engineering and management functions relating to the drilling and development of offshore and onshore fields.

        Roger K. Hamson joined us in February 2001 as an offshore facilities engineer, was promoted to asset manager in August 2003 and to Vice President, Southern Assets, in June 2004. His current role involves overseeing properties offshore and onshore California. Mr. Hamson has a degree in petroleum engineering from Montana Tech. Prior to joining us in 2001, Mr. Hamson spent 19 years with Unocal, where he was, most recently, engineering manager from 1996 to November 2000.

        Terry L. Anderson is our General Counsel and Secretary. Mr. Anderson joined us in March 1998 and served as General Counsel until June 2002. From July 2002 to August 2004, Mr. Anderson was in private practice in Santa Barbara, California. He returned in his current capacities in August 2004. Mr. Anderson holds a degree in petroleum engineering and a J.D. from the University of Southern California. Mr. Anderson was Vice President and General Counsel of Monterey Resources, Inc., a NYSE-listed company, from August 1996 to January 1998. Prior to that, he was chief transactional attorney for Santa Fe Energy Resources in Houston, Texas. Mr. Anderson is licensed to practice law in Texas and California.

        Michael G. Edwards joined us in 1994 as manager of lands. He was promoted to Vice President of Land in 1997 and in March 2001 became Vice President, Government and Public Affairs. Mr. Edwards has a degree in business from Colorado State University and earned a J.D. from the Santa Barbara College of Law in 2000.

        J. Timothy Brittan has been a director of Venoco since May 2003 and has 24 years experience in the oil and natural gas industry. He has served as the President of Infinity Oil & Gas, Inc., an exploration and production company, since July 1989. Mr. Brittan attended the Colorado School of Mines.

        J.C. "Mac" McFarland has been a director of Venoco since June 2004. He has 28 years of experience in the oil and natural gas industry with McFarland Energy, Inc., a NASDAQ-listed company, where he was CEO from 1991 until its sale in 1997. He served on the boards of NYSE-listed Huntway Refining from 1998 to 2001 and privately-held Gotland Oil, Inc. from 2000 to 2001. He was President of the California Independent Petroleum Association from 1996 to 1998. Mr. McFarland earned a degree in finance and accounting from the University of California at Berkeley and is a certified public accountant.

        Ed O'Donnell has been a director of Venoco since June 2004. From 1997 to June 2002, he served us as Vice President and then President of our domestic division. He was a member of our board of directors from May 2001 to December 2002, and from May 2003 to August 2003. Since June 2004, he has served as Executive Director and General Manager of Old Mission Santa Barbara, a non-profit organization. He has 20 years of experience with Unocal, including as Asset Manager. Mr. O'Donnell holds a B.S. in petroleum engineering from Montana Tech, an M.S. in petroleum engineering from the University of Southern California and an M.B.A. from Pepperdine University.

        Eloy Ortega has been a director of Venoco since June 2004. He is the founder, President and CEO of Business First National Bank in Santa Barbara, California, where he has served since October 1999. From 1998 until 1999, Mr. Ortega served as President and CEO of City Commerce Bank. He has over 30 years of experience in the banking industry and has a degree in finance from New Mexico State University.

        Glen C. Warren, Jr. has been a director of Venoco since June 2004 and has more than 22 years experience in the oil and natural gas industry. He is the President, CFO and a director of Antero Resources Corporation, where he has served since June 2002. From November 2001 until June 2002, he was a Managing Director with Concert Energy Advisors. From July 1998 until February 2001, he served as the Executive Vice President and CFO, and as a director, of Pennaco Energy. Mr. Warren holds a B.A. in Interdisciplinary Science and a J.D. from the University of Mississippi and an M.B.A. from U.C.L.A.

Executive Compensation

Summary Compensation Table

        As of December 31, 2004, Timothy Marquez was our CEO and our four other most highly compensated executive officers were David Christofferson, Terry Anderson, Gregory Schrage and Roger Hamson. The following table sets forth information on an annualized basis regarding 2004 compensation for those officers.

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)		Other Annual Compensation ($)		Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs	All Other Compensation ($)
Timothy Marquez, Chairman and CEO(1)	331,000	33,034		—		—	—	4,381
David Christofferson, CFO(2)	216,000	36,000		—		—	—	—
Terry Anderson, General Counsel and Secretary(3)	208,000	34,667		—		—	—	32,760
Gregory Schrage, VP—Northern Assets	155,245	35,375	(4)	—		—	—	1,050	(5)
Roger Hamson, VP—Southern Assets	141,344	—	(6)	9,875	(7)	—	—	35,000	(8)

(1)
Mr. Marquez joined Venoco on June 2, 2004. The amount actually paid to Mr. Marquez as base salary from that date through December 31, 2004 was $191,887. The amount shown under "Other Compensation" is a one-time housing allowance payment made during 2004.

(2)
Mr. Christofferson joined Venoco on November 16, 2004. The amount actually paid to Mr. Christofferson as base salary from that date through December 31, 2004 was $27,000.

(3)
Mr. Anderson joined Venoco on July 16, 2004. The amount actually paid to Mr. Anderson as base salary from that date through December 31, 2004 was $95,541. The amount shown under "Other Compensation" reflects fees paid for legal services provided by Mr. Anderson in June and July, 2004.

(4)
Mr. Schrage was also paid a bonus of $36,092 with respect to 2003.

(5)
Amount shown reflects a housing allowance awarded to Mr. Schrage.

(6)
Mr. Hamson was paid a bonus of $30,902 with respect to 2003.

(7)
Mr. Hamson receives a housing allowance of $750 per month.

(8)
On September 30, 2004, the company forgave a loan outstanding to Mr. Hamson in the amount of $35,000. The loan was provided to Mr. Hamson for assistance with the purchase of housing.

        Rod Eson, who served as our CEO from June 2002 until June 2004, received $107,847 in salary for the period from January 1 to May 31, 2004. Mr. Eson did not receive a bonus with respect to that period, but he was paid $15,197 for housing.

Employment Agreements

        In January 2005, we entered into an employment agreement with Mr. Schneider pursuant to which Mr. Schneider will receive a base salary of $285,000. Mr. Schneider will be entitled to participate in our incentive compensation plan; pursuant to that plan, his target bonus will be 65% of his base salary. We will also grant to Mr. Schneider options (or alternative compensation of comparable value) to purchase approximately 4.5% of our common stock at exercise prices ranging from $45,000 to $65,000 per share. After 2006, in the absence of a transaction that would enable Mr. Schneider to sell the shares underlying his options, Mr. Schneider will have a conditional put right under which we will be required, under certain circumstances, to purchase the shares acquired by Mr. Schneider upon exercise of the options. The shares will also be subject to certain restrictions on transfer as described in Mr. Schneider's Stock Option Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Twenty percent of the options will vest upon being granted and the remainder will vest in equal installments on each of the four subsequent anniversaries of the date Mr. Schneider commenced employment. The options will vest immediately, however, if a change of control of our company occurs or if Mr. Schneider's employment is terminated other than for misconduct. If a change of control occurs and (i) Mr. Schneider's employment is terminated (other than for misconduct) or (ii) he resigns for "good reason" (as that term is defined in the agreement) or in other specified circumstances, he will be entitled to a cash payment equal to three times his annual base salary and bonus and certain other benefits. A copy of Mr. Schneider's employment agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        In March 2004, our board of directors authorized the company to enter into employment agreements with Timothy Marquez, David Christofferson, Gregory Schrage, Roger Hamson and Terry Anderson containing terms generally similar to those included in Mr. Schneider's agreement, except that (i) the salary payable pursuant to each agreement will in each case be based on the relevant executive's current salary and (ii) the executives as a group will be granted options (or alternative compensation of comparable value) to purchase, in the aggregate, approximately 5.5% of our common stock. None of these agreements has yet been executed.

Director Compensation

        We pay each of our non-employee directors a fee of $10,000 per quarter, plus a quarterly fee of $1,250 for each committee assignment and a $1,000 fee for each board or committee meeting attended.

Ownership of Voting Securities

        Timothy Marquez and his wife, Bernadette Marquez, are the trustees of a trust that owns all 4,359 shares of our outstanding common stock. The address of the trust is c/o Venoco, Inc., 370 17th Street, Suite 3260, Denver, Colorado, 80202-1370.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ownership and Related Disputes and Transactions

Background

        From early 2002 until June 2004, our ownership structure and management was affected by a number of related disputes among Timothy Marquez, our co-founder, CEO and sole stockholder, Rod Eson, our co-founder, Bill Wineland, our former CFO, and certain affiliates of Enron that formerly held our preferred stock. Our company was founded in 1992 by Messrs. Marquez and Eson. Prior to 1998, when two affiliates of Enron made a $60 million equity investment in our company, Messrs. Marquez, Eson and Wineland were our principal stockholders.

Dispute with Enron Affiliates and Change in Management

        In 2001, following failed negotiations concerning the Enron affiliates' request that we repurchase their equity interest, a dispute arose between the company's management and the Enron affiliates concerning the qualifications of certain individuals nominated by the Enron affiliates to become members of our board of directors. In March 2002, in connection with this dispute, Messrs. Eson and Wineland, together with the Enron affiliates, executed an action by written consent appointing two Enron nominees, and Mr. Eson's wife, to the board of directors. This action, the effectiveness of which was subsequently upheld by the Delaware chancery court, gave Eson, Wineland and the Enron affiliates control of the board of directors. In June 2002, the board of directors terminated the employment of Mr. Marquez, who had been CEO since the company's formation, and replaced him with Mr. Eson.

Filing of Marquez Actions

        After being terminated, Mr. Marquez filed a suit against the company in the Santa Barbara, California Superior Court, asserting that he had been wrongfully terminated and that the company had breached his employment agreement. This suit included a claim against two Enron-nominated directors based on their alleged tortious interference with the employment agreement. We incurred a $6 million charge against our 2003 earnings with respect to the settlement of this action. The company filed a cross-claim in the action to recover from Mr. Marquez the principal and accrued interest claimed due under a written promissory note dated December 11, 2000, which represented indebtedness of approximately $1.3 million. Mr. Marquez also filed a stockholders' derivative action in the U.S. District Court for the Central District of California based on his claim that Messrs. Eson and Wineland and certain other directors had breached their fiduciary duties by approving the payment of cash dividends to the Enron affiliates.

Settlement of Marquez Actions and Willows and Grimes Transaction

        In February 2004, before either the employment action or the derivative action went to trial, the parties agreed to settle both actions. The settlement agreement relating to the derivative action provided for a dismissal of the action without payment of funds by the company or the defendants. Court approval of the settlement of the derivative action was obtained in December 2004.

        With respect to the employment action, Mr. Marquez, the company and the Enron-nominated directors entered into a settlement agreement that provided for payment of $300,000 to Mr. Marquez in exchange for a mutual release and dismissal of the action. That payment was made in March 2004 and the action was dismissed with prejudice. Pursuant to a separate agreement, Mr. Marquez provided to the company a new promissory note dated February 1, 2004, in the principal amount of approximately $1.3 million, and the company cancelled and returned the original note.

        In connection with the aforementioned settlement, the company also agreed to sell its Willows and Grimes fields to Marquez Energy, a company controlled by Mr. Marquez, for approximately

$13,750,000. The agreement governing that transaction (the "Sale Agreement") provided that the sale, when completed, would have retroactive effect from February 1, 2004. Both the company and Marquez Energy believed the fair market value of the properties to be higher than the contemplated sale price; the difference between the sale price and the actual value of the properties was intended to be partial compensation to Mr. Marquez for agreeing to the dismissal of the employment action. The Sale Agreement also provided that the company would pay legal fees incurred by Marquez Energy and Timothy Marquez in connection with the transaction. In this regard, the company made a payment of $700,000 to counsel for Mr. Marquez in March 2004. In the Sale Agreement, the company's obligation to sell the properties was made subject to the condition that it obtain a new credit facility. In the event this condition was not satisfied or waived by May 24, 2004, the company would be obliged to pay Marquez Energy a termination fee, subject to offset in the amount of the new Marquez promissory note (to the extent not then repaid). The agreement further provided that even after Marquez Energy's receipt of the termination fee, it would have the option of extending the effectiveness of the agreement until August 20, 2004 by depositing $1,500,000 in escrow.

        The company did not obtain a new credit facility during the requisite period and the sale of the Willows and Grimes fields did not occur. Accordingly, on May 25, 2004, the company paid Marquez Energy a termination fee of $4.5 million, of which $3.1 million was paid in cash and $1.4 million in the form of an assignment to Marquez Energy of the company's rights under the Marquez promissory note. Discussions ensued concerning Marquez Energy's exercise of its option to extend the effectiveness of the agreement. As a result of these discussions, on August 17, 2004, the company and Marquez Energy entered into a memorandum of settlement pursuant to which Marquez Energy relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $500,000 plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. This agreement was formalized in a participation rights agreement executed in September 2004. Because of negotiations concerning the company's prospective acquisition of Marquez Energy, the parties agreed to suspend the effectiveness of the agreement pending the outcome of those negotiations. See "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy." No value was assigned to the agreement in determining the price the company paid to acquire Marquez Energy. As a result of the company's acquisition of Marquez Energy, it succeeded to Marquez Energy's rights and obligations under an agreement with Merrion Oil & Gas Corporation relating to the Willows and Grimes properties. Pursuant to that agreement, Merrion has the right to participate in fifty percent of the interests Marquez Energy would have acquired under the participation rights agreement. The company has been informed that Merrion intends to exercise that right.

Sale of Stock from Eson and Wineland to Marquez

        In May 2004, Messrs. Eson and Wineland, together with certain of their respective affiliates, agreed to sell all of their stock in the company to Mr. Marquez. The sales occurred in a series of transactions that closed in July 2004. Mr. Marquez returned as our CEO in June 2004. Following the transaction, Mr. Marquez owned approximately 94% of our outstanding common stock.

Repurchase of preferred stock from Enron affiliates

        On November 4, 2004, the company purchased the preferred stock held by the Enron affiliates (which constituted all of our outstanding preferred stock) for $72 million. At the closing of the transaction, the company and certain of its affiliates (including Mr. Marquez and Marquez Energy), executed a mutual release with the Enron affiliates and certain of their affiliates (collectively, the "Enron parties"). Pursuant to the release, the company and its affiliates released the Enron parties from any claims by the company or its affiliates based on facts arising at or prior to the closing and the

Enron parties released the company and its affiliates from any such claims by them. Claims that may arise under the sale and purchase agreement governing the transaction are not covered by the release.

Pending Litigation

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Litigation—Other Litigation" for a summary of certain pending litigation relating to the foregoing.

Other Related Party Transactions

        See "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy" and "Prospectus Summary—Recent Developments—Statutory Merger and Dividend."

DESCRIPTION OF OTHER INDEBTEDNESS

The Credit Agreement

        On November 4, 2004, we entered into the Credit Agreement, which was provided by the Bank of Montreal and arranged by Harris Nesbitt Corp. and consisted of a three year senior secured revolving credit facility with an aggregate available amount of $60 million and a senior secured term loan facility in an aggregate amount of $42 million. Initial borrowings of $100.7 million under the Credit Agreement were used to refinance all amounts outstanding under our prior term loan with Toronto Dominion and to repurchase all of our outstanding preferred stock (see "Prospectus Summary—Changes in the Ownership and Management of Our Company"). We repaid all amounts outstanding under the Credit Agreement with a portion of the proceeds of the offering of the old notes.

        We entered into an amendment and restatement of the Credit Agreement upon the consummation of the offering of our old notes on December 20, 2004. The restated Credit Agreement includes a revolving credit facility but not a term loan facility. The restated Credit Agreement is secured by a first priority lien on substantially all of our oil and natural gas properties and other assets, including the stock of all of our subsidiaries, and is unconditionally guaranteed by each of our subsidiaries other than Ellwood Pipeline, Inc., 6267 Carpinteria Avenue, LLC and Marquez Energy. The collateral also secures our obligations to hedging counterparties that are also lenders, or affiliates of lenders, under the restated Credit Agreement. The revolving credit facility will mature on November 4, 2007. The Credit Agreement currently has a borrowing base of $40 million.

        Revolving loans made under the restated Credit Agreement are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans." Base Rate Loans bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus one-half of 1.00% plus (ii) an applicable margin ranging from 0.25% to 1.00%, based upon utilization. LIBO Rate Loans bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 1.75% to 2.50%, based upon utilization. A commitment fee of 0.50% per annum is payable with respect to unused borrowing availability under the restated Credit Agreement.

        The restated Credit Agreement contains a number of restrictive and financial covenants and other terms customary in a credit facility secured by oil and natural gas properties. The covenants place restrictions and limitations on our ability to, among other things, incur additional debt, grant additional liens on our assets, enter into transactions with our affiliates, dispose of our assets, engage in other lines of business, pay cash dividends or make other types of restricted payments, enter into extraordinary forward sales contracts covering oil or natural gas production, create or convey production payments or similar property interests and make certain investments. The restated Credit Agreement also prohibits us from amending the notes and the indenture in any material respect or from prepaying or redeeming the notes. Financial covenants require us to, among other things:

  •
  maintain a ratio of consolidated total debt to consolidated EBITDA (excluding for all purposes indebtedness of 6267 Carpinteria Avenue, LLC) of no greater than 4 to 1; and

  •
  maintain a ratio of current assets plus unused availability under the restated Credit Agreement to current liabilities, excluding the current portion of indebtedness outstanding under the restated Credit Agreement, of at least 1 to 1.

        The restated Credit Agreement also prohibits us from entering into hedging transactions covering more than 80% of projected production from our proved developed producing oil and natural gas reserves for the period of such transactions, and requires us to maintain hedging contracts that fix a floor price during calendar year 2006 of at least $35.00 per BOE on a notional volume of at least 5,000 BOE/d.

        Events of default under the restated Credit Agreement include, among others:

  •
  our failure to make timely payments of principal and interest due under the restated Credit Agreement;

  •
  our breach of any representation or warranty or our failure to comply with any covenant under the restated Credit Agreement or with any material third party agreement;

  •
  our bankruptcy, insolvency or other similar event;

  •
  certain changes of control;

  •
  default on other indebtedness in excess of $5 million;

  •
  material judgments against us in excess of $5 million;

  •
  loss of a material governmental license or permit; and

  •
  occurrence of a material adverse effect with respect to our operations, business, properties or financial condition.

        Upon the occurrence of an event of default under the restated Credit Agreement, the Bank of Montreal may, among other things, terminate the lenders' commitments and declare our indebtedness immediately due and payable.

DESCRIPTION OF THE NOTES

        We issued the old notes under an indenture, dated as of December 20, 2004 (the "indenture"), between us, the Guarantors and U.S. Bank National Association, as trustee (the "trustee"). We will issue the new notes under the same indenture, and the new notes will represent the same debt as the old notes for which they are exchanged.

        The indenture is governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. The registration rights agreement sets forth the rights holders of the notes have to require us to register their notes with the SEC.

        The new notes and any old notes that remain outstanding after the completion of the exchange offer will be treated as a single class of securities under the indenture. Otherwise unqualified references herein to "notes" shall, unless the context requires otherwise, include both the old notes and the new notes, and all references to specified percentages in aggregate principal amount of the notes shall be deemed to mean, at any time after the exchange offer is completed, such percentage in aggregate principal amount of the old notes and the new notes then outstanding.

        The terms of the new notes will be substantially identical to the terms of the old notes, except that the new notes:

  •
  will have been registered under the Securities Act;

  •
  will not be subject to transfer restrictions applicable to the old notes; and

  •
  will not have the benefit of the registration rights agreement applicable to the old notes.

        We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. Copies of the indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

        You can find the definitions of certain terms used in this description under "—Certain Definitions," "—Principal, Maturity and Interest" and "Registration Rights." In this description, the word "Company" refers only to Venoco, Inc. and not to any of its subsidiaries.

Brief Description of the Notes and the Subsidiary Guarantees

The Notes

        The notes are:

  •
  general unsecured obligations of the Company;

  •
  senior in right of payment to all existing and future subordinated Indebtedness of the Company;

  •
  pari passu in right of payment with any existing and future unsecured Indebtedness of the Company that is not by its terms subordinated to the notes, including Indebtedness under the Credit Agreement;

  •
  effectively junior in right of payment to the Company's existing and future secured Indebtedness, including Indebtedness under the Credit Agreement, to the extent of the collateral securing that Indebtedness; and

  •
  unconditionally guaranteed by the Guarantors on a senior unsecured basis.

The Subsidiary Guarantees

        The notes are guaranteed on a senior basis by all of the Company's existing and future domestic Restricted Subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC. The Subsidiaries that guarantee the Notes are the same Subsidiaries that guarantee the Company's Credit Agreement.

        Each guarantee of the notes is:

  •
  a general unsecured obligation of the Guarantor;

  •
  senior in right of payment to all existing and future subordinated Indebtedness of that Guarantor;

  •
  pari passu in right of payment with any existing and future senior unsecured Indebtedness of that Guarantor; and

  •
  effectively junior in right of payment to that Guarantor's existing and future secured Indebtedness, including its guarantee of Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing that Indebtedness.

        The indenture permits us and our Subsidiaries to incur additional Indebtedness, including senior secured Indebtedness under the Credit Agreement. The indenture does not impose any limitation on the incurrence by our subsidiaries of liabilities that are not considered Indebtedness.

        As of the date of the indenture, all of our Subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we are permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

        The Company has issued notes with an initial maximum aggregate principal amount of $150.0 million. The Company may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The old notes, the new notes and any additional notes subsequently issued under the indenture, will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2011.

        Interest on the notes accrues at the rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2005. The Company will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1.

        Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Additional interest may accrue on the notes as liquidated damages in certain circumstances described below under "—Registration Rights; Additional Interest," and all references to "interest" in this description include any additional interest that may be payable on the notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium, if any, on that Holder's notes in accordance with those instructions.

All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders of the notes, and the Company or any of its Domestic Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No services charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

        BMC, Ltd., Whittier Pipeline Corp., 217 State Street, Inc. and Marquez Energy, LLC currently guarantee the notes. In the future, the notes will be guaranteed by each of the Company's newly created or acquired Domestic Subsidiaries and by any other Restricted Subsidiary of the Company that guarantees its other Indebtedness. See "—Certain Covenants—Future Subsidiary Guarantees." These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor. See "Risk Factors—Risks Relating to the Notes—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent holders of the notes from relying on that subsidiary to satisfy claims."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

        (1)   immediately after giving effect to such transaction, no Default or Event of Default exists; and

        (2)   either:

          (a)   the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Company or a Guarantor) unconditionally assumes all the obligations of that Guarantor, pursuant to a supplemental indenture substantially in the form specified in the indenture, under the notes, the indenture and its Subsidiary Guarantee on terms set forth therein; or

          (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the "Asset Sale" provisions of the indenture.

        Each Guarantor may consolidate with or merge into or sell or otherwise dispose of all or substantially all of its properties and assets to the Company or another Guarantor without limitation, except to the extent that any such transaction is subject to the covenant described under "—Certain Covenants—Merger, Consolidation or Sale of Assets" or "—Repurchase at the Option of Holders—Asset Sales."

        The Subsidiary Guarantee of a Guarantor will be released:

        (1)   in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture; or

        (2)   in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Company, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture; or

        (3)   if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

        (4)   upon Legal Defeasance or Covenant Defeasance as described below under "—Legal Defeasance and Covenant Defeasance" or upon satisfaction and discharge of the indenture as described below under "—Satisfaction and Discharge."

        See "—Repurchase at the Option of Holders—Asset Sales."

Optional Redemption

        Except as described below, the notes will not be redeemable at the Company's option prior to December 15, 2008.

        On and after December 15, 2008 the Company may redeem all or any part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Year	Percentage
2008	104.375%
2009	102.188%
2010 and thereafter	100.000%

        The notes will also be redeemable, in whole or in part, at the Company's option at any time or from time to time, prior to December 15, 2008, at the Make-Whole Price (as defined below), in accordance with the provisions of the indenture.

        "Make-Whole Price" means an amount equal to the greater of:

        (1)   100% of the principal amount of the notes to be redeemed; and

        (2)   the sum of the present values of (A) the redemption price of the notes at December 15, 2008 (as set forth above) and (B) the remaining scheduled payments of interest from the redemption date to December 15, 2008 (not including any portion of such payments of interest accrued as of the redemption date) discounted back to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points, plus, in the case of both (1) and (2), accrued and unpaid interest and Additional Interest, if any, to the redemption date. Unless the Company defaults in payment of the Make-Whole Price, on and after the applicable redemption date, interest will cease to accrue on the notes to be redeemed.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity most nearly equal to the period from the redemption date to December 15, 2008, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities; provided that if such period is less than one year, then the U.S. Treasury security having a maturity of one year shall be used.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee or, at the election of the trustee, an agent selected by the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Independent Investment Banker" means Lehman Brothers Inc. or Harris Nesbitt Corp. and their respective successors, at the Company's option, or, if such firms or the successors, if any, to such firms, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

        "Reference Treasury Dealer" means Lehman Brothers Inc. or Harris Nesbitt Corp. at the Company's option, and three additional primary U.S. government securities dealers in New York City (each a "Primary Treasury Dealer") selected by the Company, and its successors (provided, however, that if any such firm or any such successor, as the case may be, shall cease to be a primary U.S. government securities dealer in New York City, the Company shall substitute therefor another Primary Treasury Dealer).

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee or, at the election of the trustee, an agent selected by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee or such agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

        "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H. 15(159)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Stated Maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

        The notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company will notify the trustee of the Make-Whole Price with respect to any redemption promptly after the calculation, and the trustee shall not be responsible for such calculation.

        At any time prior to December 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.75% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), with the net cash proceeds of one or more Equity Offerings by the Company, provided that:

        (1)   at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and

        (2)   the redemption occurs within 120 days of the date of the closing of such Equity Offering.

Selection and Notice

        If fewer than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

        (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

        (2)   if the notes are not listed on any national securities exchange, on a pro rata basis.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

        Except as set forth below under "—Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the notes or to repurchase the notes at the option of the Holders.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each Holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of settlement (the "Change of Control Settlement Date"), subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Change of Control Settlement Date. Within 30 days following any Change of Control, the Company will mail a notice to each Holder and the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes as of the Change of Control Purchase Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control Purchase Date, the Company will, to the extent lawful, accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer. Promptly thereafter on the Change of Control Settlement Date the Company will:

        (1)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

        (2)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

        The paying agent will promptly thereafter mail to each Holder of notes properly tendered the Change of Control Payment for such notes (or, if all the notes are then in global form, make such payment through the facilities of DTC), and the trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control may defer certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effect such transactions. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

        The Company's ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of the events that constitute a Change of Control will constitute a default under the Credit Agreement. In addition, certain events that may constitute a change of control under the Credit Agreement and cause a default thereunder may not constitute a Change of Control under the indenture. Future Indebtedness of the Company and the Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. The Credit Agreement currently prohibits the Company from purchasing any notes. Any future credit agreements or other agreements relating to

Indebtedness to which the Company becomes a party may contain similar restrictions. In the event a Change of Control occurs at a time when the Credit Agreement or other agreements prohibit the Company from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibitions. If the Company does not obtain such a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to comply with the foregoing provisions would constitute an Event of Default under the indenture, which may result in a cross-default under the Credit Agreement and could also constitute a default under other agreements. Moreover, the exercise by the Holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See "Risk Factors—We may not be able to repurchase the notes upon a change of control."

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

        (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined by the Company's Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of;

        (2)   such determination of fair market value shall be evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

        (3)   at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

          (a)   any Indebtedness, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that is assumed by the transferee of any such assets if and only if the Company or such Subsidiary is released from any further liability; and

          (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Subsidiary into cash, to the extent of the cash received in that conversion.

          Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any such Restricted Subsidiary may apply those Net Proceeds at its option to any combination of the following:

            (i)    to repay Senior Debt;

            (ii)   to acquire all or substantially all of the properties or assets of one or more other Persons primarily engaged in the Oil and Gas Business, and, for this purpose, a division or line of business of a Person shall be treated as a separate Person;

            (iii)   to acquire a majority of the Voting Stock of one or more other Persons primarily engaged in the Oil and Gas Business;

            (iv)  to make one or more capital expenditures; or

            (v)   to acquire other long-term assets that are used or useful in the Oil and Gas Business.

        Pending the final application of any Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds."

        On the 361st day after the Asset Sale (or, at the Company's option, any earlier date), if the aggregate amount of Excess Proceeds then exceeds $20.0 million, the Company will make an offer ("an Asset Sale Offer") to all Holders of notes, and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of settlement, and will be payable in cash. If the Asset Sale Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest (including Additional Interest, if any) will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender notes pursuant to the Asset Sale Offer. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and other pari passu Indebtedness. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Asset Sale Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Sale Offer Period"). No later than five Business Days after the termination of the Asset Sale Offer Period (the "Asset Sale Payment Date"), the Company will purchase the principal amount of notes and other pari passu Indebtedness required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been so validly tendered, all notes and other pari passu Indebtedness validly tendered in response to the Asset Sale Offer. On or before the Asset Sale Payment Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Sale Offer Amount of notes and other pari passu Indebtedness or portions thereof so validly tendered and not properly withdrawn pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been validly tendered and not properly withdrawn, all notes and other pari passu Indebtedness so validly tendered and not properly withdrawn. The Company will deliver to the trustee an officers' certificate stating that such notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant; and, in addition, the Company will make such deliveries of all certificates and notes as are required by the agreements governing the other pari passu Indebtedness. The Company or the paying agent, as the case may be, will promptly (but in any case not later than five Business Days after the termination of the Asset Sale Offer Period) mail or deliver to each tendering Holder of notes, an amount equal to the purchase price of the Notes so validly tendered and not properly withdrawn by such Holder and accepted by the

Company for purchase, and the Company will promptly issue a new note, and the trustee, upon delivery of an officers' certificate from the Company will authenticate and mail or deliver such new note to such Holder, in a principal amount equal to any unpurchased portion of the note surrendered. In addition, the Company will take any and all other actions required by the agreements governing the other pari passu Indebtedness. Any note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on or as soon as practicable after the Asset Sale Payment Date.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

        The Company's Credit Agreement will prohibit the Company from purchasing any notes, and also provides that certain asset sale events with respect to the Company are prohibited, or if permitted require in certain circumstances a reduction in the borrowing base and repayment of the Senior Debt to the extent of any outstanding credit borrowings in excess of the adjusted borrowing base. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale Offer is required to be made at a time when the Company is prohibited from purchasing notes, the Company would be required either to seek the consent of its senior lenders to the purchase of notes or attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt.

Certain Covenants

Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

        (1)   declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or payable to the Company or a Restricted Subsidiary of the Company);

        (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

        (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

        (4)   make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

        (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

        (2)   the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

        (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (6), (7) and (9) of the next succeeding paragraph), is less than the sum, without duplication, of:

          (a)   50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing October 1, 2004 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

          (b)   100% of the aggregate Net Cash Proceeds received by the Company (including the fair market value of any Additional Assets to the extent acquired in consideration of Equity Interests of the Company (other than Disqualified Stock)) since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) (other than Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); plus

          (c)   the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); plus

          (d)   the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

            (i)    repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to a purchaser other than the Company or a Subsidiary, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary of the Company; or

            (ii)   the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (d) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (d) to the extent it is already included in Consolidated Net Income.

        So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

        (1)   the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

        (2)   the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Obligations of the Company or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale will be excluded from clause (3)(b) of the preceding paragraph;

        (3)   any defeasance, retirement, purchase, redemption or other acquisition of Subordinated Obligations of the Company or any Guarantor, as the case may be, made by exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Subordinated Obligations of the Company or any Subsidiary Guarantor, as the case may be, that qualify as Permitted Refinancing Indebtedness, provided that the obligors on such new Subordinated Obligations shall not include obligors that were not obligors on the Subordinated Obligations being defeased, retired, repurchased, redeemed or acquired; provided, however, that such defeasance, retirement, purchase, redemption or acquisition will be excluded in subsequent calculations of the amount of Restricted Payments;

        (4)   in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest therein; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

        (5)   in the event of an Asset Sale that requires the Company to offer to repurchase notes pursuant to the covenant described under "—Repurchase of the Option of Holders—Asset Sales," and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an Asset Sale Offer with respect to the notes pursuant to the provisions of the covenant described under "—Repurchase of the Option of Holders—Asset Sales"; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments);

        (6)   the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

        (7)   the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former director or employee of the Company or any of its Restricted Subsidiaries pursuant to any director or employee equity subscription agreement or plan, stock option agreement or similar agreement or plan; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period; provided, that such payments will be excluded from any subsequent calculation of the amounts of Restricted Payments; provided further that such amount in any twelve-month period may be increased in an amount not to exceed (a) the cash proceeds from the issue or sale of Equity Interests (other than Disqualified Stock) to any such officers, directors, employees or consultants that occurs after the Issue Date to the extent proceeds from the issue or sale of such Equity Interests have not otherwise been applied to make Restricted Payments plus (b) the cash proceeds of key man life insurance received by the Company or its Restricted Subsidiaries after the Issue Date;

        (8)   the acquisition of Equity Interests by the Company in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise;

        (9)   payments made in connection with the consummation of the Transactions on substantially the terms described in this prospectus;

        (10)  the payment of cash in lieu of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this covenant; and

        (11)  other Restricted Payments in an aggregate amount since the date of the indenture not to exceed $10.0 million.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors, whose determination shall be evidenced by a Board Resolution. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment (excluding any Restricted Payment described in the preceding clause (2), (3), (4), (5), (7), (8) or (11)) the Company will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), neither the Company nor any Guarantor will issue any Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

        (1)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (including letters of credit) under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed an amount equal to the greater of (i) $50.0 million or (ii) 20% of Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness;

        (2)   the incurrence by the Company or any of its Restricted Subsidiaries of the Existing Indebtedness;

        (3)   the incurrence by the Company and the Guarantors of Indebtedness represented by the notes issued and sold in this offering and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange Notes and the related Subsidiary Guarantees issued pursuant to any registration rights agreement;

        (4)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

        (5)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2) or (3) of this paragraph or this clause (5);

        (6)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

          (a)   if the Company is the obligor on such Indebtedness and a Guarantor is not the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, or if a Guarantor is the obligor on such Indebtedness and neither the Company nor another Guarantor is the obligee, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantee of such Guarantor; and

          (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

        (7)   the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations;

        (8)   the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or any Guarantor that was permitted to be incurred pursuant to the first paragraph of this covenant or pursuant to clause (1), (3), (4), (6), (7), (9), (11), (12) or (13) or pursuant to clause (5) to the extent that the Permitted Refinancing Indebtedness incurred thereunder directly or indirectly refinances

Indebtedness incurred pursuant to the first paragraph of this covenant or pursuant to clause (2) or (3); and

        (9)   the incurrence by the Company or any of its Restricted Subsidiaries of obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

        (10)  the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (10);

        (11)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety and similar bonds issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of the Company and any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case, other than an obligation for money borrowed);

        (12)  the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

        (13)  the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed the greater of $20.0 million or 5% of Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.

        The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        In addition, the Company will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, the Company shall be in Default of this covenant).

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced (plus all accrued interest on the Indebtedness being refinanced and the amount of all expenses and premiums incurred in connection therewith). Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (whether now owned or hereafter acquired), unless:

        (1)   in the case of any Lien securing Subordinated Obligations of the Company or a Subsidiary Guarantor, the notes or Subsidiary Guarantee, as applicable, are secured by a Lien on such property or assets on a senior basis to the Subordinated Obligations so secured until such time as such Subordinated Obligations are no longer so secured by that Lien; and

        (2)   in the case of any other Lien (other than a Permitted Lien) securing Indebtedness, the notes or Subsidiary Guarantees, as applicable, are secured by a Lien on such property or assets on an equal and ratable basis with the Senior Debt so secured until such time as such Senior Debt is no longer so secured by that Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

        (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries;

        (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (3)   transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

        (1)   agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

        (2)   the indenture, the notes and the Subsidiary Guarantees;

        (3)   applicable law;

        (4)   any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

        (5)   any restriction that restricts in a customary manner the subletting, assignment or transfer of any property, right or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other similar contract;

        (6)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

        (7)   any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

        (8)   Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

        (9)   encumbrances or restrictions in instruments evidencing Indebtedness of a Restricted Subsidiary incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company; provided, however, that such encumbrances or restrictions are not created, incurred or assumed in connection with, or in contemplation of, such acquisition;

        (10)  Indebtedness permitted under the indenture containing encumbrances or restrictions that taken as a whole are not materially more restrictive (as determined in good faith by the Board of Directors of the Company) than the encumbrances and restrictions otherwise contained in the indenture;

        (11)  Encumbrances or restrictions contained in Hedging Obligations permitted from time to time under the indenture;

        (12)  Encumbrances securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described under "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

        (13)  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, agreements respecting Permitted Business Investments and other similar agreements entered into in the ordinary course of business; and

        (14)  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

        The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or continue in another jurisdiction; or

(2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company, in one or more related transactions, to another Person, unless:

        (1)   either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person is a partnership or limited liability company, a corporation wholly owned by such Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia that does not and will not have any material assets or operations shall promptly thereafter become a co-issuer of the notes pursuant to a supplemental indenture;

        (2)   the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

        (3)   immediately after such transaction no Default or Event of Default exists;

        (4)   the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

        (5)   the Company shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the indenture.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of the Company.

        Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the properties or assets of a Person.

        Notwithstanding the preceding clauses (3) and (4), (x) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Guarantor, and (y) the Company may merge with an Affiliate solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction to realize tax or other benefits.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

        (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

        (2)   the Company delivers to the trustee:

          (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

          (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a written opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

        (1)   any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under "—Restricted Payments";

        (2)   any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, benefits and indemnities paid or entered into by the Company or its Restricted Subsidiaries in the ordinary course of business to or with officers, directors or employees of the Company and its Restricted Subsidiaries;

        (3)   loans or advances to employees in the ordinary course of business of the Company or any of its Restricted Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed $2.0 million;

        (4)   any transaction between the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries;

        (5)   the payment of reasonable and customary fees, or compensation paid for and indemnity or liability insurance provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary of the Company;

        (6)   any reasonable employment or severance agreement or other employee compensation agreement, arrangement or plan, or any amendment thereto, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

        (7)   the performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any written agreement to which the Company or any of its Restricted Subsidiaries is a party on the Issue Date, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms do not materially and adversely affect the rights of any Holders of the notes (as determined in good faith by the Board of Directors of the Company) as compared to the terms of the agreements in effect on the Issue Date;

        (8)   any issuance or sale of Equity Interests (other than Disqualified Stock) of the Company to, or receipt of capital contribution from, Affiliates (or a Person that thereby becomes an Affiliate) of the Company;

        (9)   transactions between the Company and any Person, a director of which is also a director of the Company; provided, however, that such director abstains from voting as a director of the Company on any matter involving such other Person;

        (10)  advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business; and

        (11)  the consummation of the acquisition of Marquez Energy on the terms described in this prospectus under "Prospectus Summary—Recent Developments—Acquisition of Marquez Energy."

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under "—Restricted Payments" or represent Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.

        The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described above under "—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

Future Subsidiary Guarantees

        If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date, or if any Restricted Subsidiary that is not already a Guarantor guarantees any other Indebtedness of the Company after such date, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the trustee within 20 Business Days of the date on which it was acquired or created or guaranteed Indebtedness of the Company, as the case may be; provided, however, that the foregoing shall not apply to Subsidiaries of the Company that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or any Guarantor may enter into a sale and leaseback transaction if:

        (1)   the Company or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under

"—Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under "—Liens;"

        (2)   the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

        (3)   the transfer of assets in that sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under "—Repurchase at the Option of Holders—Asset Sales."

Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Reports

        Whether or not required by the Commission, so long as any notes are outstanding, the Company will file with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing), and the Company will furnish to the trustee and, upon its request, to any of the Holders of notes, within five Business Days of filing, or attempting to file, the same with the Commission:

        (1)   all quarterly and annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Company's certified independent accountants; and

        (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

        Notwithstanding the foregoing, the Company may satisfy such requirements prior to the earlier of 270 days after the Issue Date or the effectiveness of the registration statement contemplated by the registration rights agreement by filing on or before 270 days after the Issue Date with the Commission such registration statement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors in the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an Event of Default:

        (1)   default in any payment of interest or Additional Interest, if any, on any note under the indenture when due, continued for 30 days;

        (2)   default in the payment of principal of or premium, if any, on any note under the indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

        (3)   failure by the Company to comply for 30 days with the provisions described under "—Certain Covenants—Restricted Payments," or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;"

        (4)   failure by the Company to comply with the provisions described under "—Repurchase at the Option of Holders—Asset Sales" or "—Repurchase at the Option of Holders—Change of Control" or "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

        (5)   failure by the Company for 60 days after notice to comply with any of the other agreements in the indenture;

        (6)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

          (a)   is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default"); or

          (b)   results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

        (7)   failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed (including a stay pending appeal) for a period of 60 days after the date of such final judgment (or, if later, the date when payment is due pursuant to such judgment);

        (8)   except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

        (9)   certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to the Company or any of its Significant Subsidiaries or any group of Subsidiaries of the Company that, taken as a whole, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization, with respect to the Company, any Subsidiary of the Company that is a Significant Subsidiary or any group of Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture except as expressly provided in the indenture. The Holders of a majority in principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, or interest and Additional Interest, if any, or premium, if any, on the notes.

        Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders unless such Holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Additional Interest, if any, when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

        (1)   such Holder has previously given the trustee notice that an Event of Default is continuing;

        (2)   Holders of at least 25% in principal amount of the outstanding notes under the indenture have requested the trustee to pursue the remedy;

        (3)   such Holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

        (4)   the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

        (5)   the Holders of a majority in principal amount of the outstanding notes under the indenture have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes under the indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest or Additional Interest, if any, on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the trustee, within 5 Business Days after becoming aware of the occurrence thereof, written notice of any events which would constitute Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes on or after December 15, 2008 pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to December 15, 2008 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to that date, then the premium specified in the indenture with respect to the first year that the notes may be redeemed at the Company's option (other than with the net cash proceeds of an Equity Offering) will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the notes, the indenture or the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

        (1)   the rights of Holders of outstanding notes to receive payments in respect of the principal of, and interest, Additional Interest, if any, or premium, if any, on such notes when such payments are due from the trust referred to below;

        (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

        (3)   the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith;

        (4)   the optional redemption provisions of the indenture; and

        (5)   the Legal Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, insolvency or reorganization events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest, Additional Interest, if any and premium, if any, on the outstanding notes on the date of fixed maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to the date of fixed maturity or to a particular redemption date;

        (2)   in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

          (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy, insolvency or reorganization events are concerned, at any time in the period ending on the 91st day after the day of deposit;

        (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (6)   the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit (or, if any Holder or Beneficial Owner of notes is an insider of the Company, such later date as counsel may specify in such opinion), the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

        (7)   the Company must deliver to the trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

        (8)   the Company must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting Holder):

        (1)   reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

        (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes;

        (3)   reduce the rate of or change the time for payment of interest on any note;

        (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

        (5)   make any note payable in currency other than that stated in the notes;

        (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

        (7)   make any change in the covenants and definitions used therein described above under "—Optional Redemption," "Repurchase at the Option of Holders—Change of Control," and "Repurchase of the Option of Holders—Asset Sales";

        (8)   impair the right of any Holder to receive payment of, premium, if any, principal of and interest and Additional Interest, if any, on such Holder's notes issued thereunder on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's notes;

        (9)   release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

        (10)  make any change in the preceding amendment, supplement and waiver provisions.

        Notwithstanding the preceding, without the consent of any Holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture or the notes:

        (1)   to cure any ambiguity, defect or inconsistency;

        (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

        (3)   to provide for the assumption of the Company's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's properties or assets;

        (4)   to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any Holder, provided that any change to conform the indenture to this prospectus will not be deemed to adversely affect the legal rights under the indenture of any Holder;

        (5)   to secure the notes or the Subsidiary Guarantees pursuant to the requirements of the covenant described above under the subheading "—Certain Covenants—Liens" or otherwise;

        (6)   to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture;

        (7)   to add any additional Guarantor or to evidence the release of any Guarantor from its Subsidiary Guarantee, in each case as provided in the indenture;

        (8)   to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

        (9)   to evidence or provide for the acceptance of appointment under the indenture of a successor trustee.

        The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the Holders a notice briefly describing such amendment. However, the failure to give such notice to all the Holders, or any defect therein, will not impair or affect the validity of the amendment.

        Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Beneficial Owner or Holder of any notes for or as an inducement to any consent to any waiver, supplement or amendment of any terms or provisions of the indenture or the notes, unless such consideration is offered to be paid or agreed to be paid to all Beneficial Owners and Holders of the notes which so consent in the time frame set forth in solicitation documents relating to such consent.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the notes and as otherwise specified in the indenture), when:

        (1)   either:

          (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

          (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest and Additional Interest, if any to the date of fixed maturity or redemption;

        (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (3)   the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture;

        (4)   the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at fixed maturity or the redemption date, as the case may be; and

        (5)   the Company has delivered to the trustee an officers' certificate and an opinion of counsel, which, taken together, state that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Concerning the Trustee

        If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with the Company or its Restricted Subsidiaries; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act) after a Default has occurred and is continuing, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

Governing Law

        The indenture, the notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

        Except as set forth below, new notes will be issued in registered, global form ("Global Notes").

        The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC's nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System ("Euroclear") and Clearstream Banking, socíeté anonyme ("Clearstream") (as indirect participants in DTC).

        Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Certificated Notes except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes.

        Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of Certificated Notes and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

        (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

        (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, at the due date of any payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the notes as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for definitive notes in registered certificated form ("Certificated Notes"), and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for Certificated Notes in minimum denominations of $1,000 and in integral multiples of $1,000, if:

        (1)   DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either event the Company fails to appoint a successor depositary within 90 days; or

        (2)   there has occurred and is continuing an Event of Default and DTC notifies the trustee of its decision to exchange the Global Note for Certificated Notes.

        Beneficial interests in a Global Note also may be exchanged for Certificated Notes in the limited other circumstances permitted by the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

        The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registration Rights; Additional Interest

        The Company, the Guarantors (other than Marquez Energy) and the initial purchasers entered into the registration rights agreement on December 20, 2004. The following description is a summary of the material provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Pursuant to the registration rights agreement, the Company and the Guarantors agreed that, subject to certain exceptions, they will, among other things,

        (1)   as soon as practicable after the effectiveness (the "Effectiveness Date") of the registration statement relating to the exchange offer (the "Exchange Offer Registration Statement"), offer the new notes in exchange for the old notes; and

        (2)   keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the Holders of the notes.

        In the event that:

        (1)   any change in law or in applicable interpretations thereof by the staff of the SEC does not permit us to effect the exchange offer;

        (2)   for any other reason we do not consummate the exchange offer within 310 days of the date of the initial issuance of the notes (the "Issue Date");

        (3)   an initial purchaser notifies us following consummation of the exchange offer that notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

        (4)   certain Holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the new notes acquired by them in the exchange offer to the public without delivering a prospectus, then, the Company and the Guarantors will, subject to certain exceptions,

        (1)   promptly file a shelf registration statement (the "Shelf Registration Statement") with the SEC covering resales of the old notes or the new notes, as the case may be;

        (2)   (A) in the case of clause (1) above, use their reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 270th day after the Issue Date and (B) in the case of clause (2), (3) or (4) above, use their reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 75th day after the date on which the Shelf Registration Statement is required to be filed; and

        (3)   use their reasonable best efforts to keep the Shelf Registration Statement effective until the earliest of (A) the time when the notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clause (c), (e), (f) and (h) of Rule 144, (B) two years from the Issue Date and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

        We will, in the event a Shelf Registration Statement is filed, among other things, provide to each Person for whom such Shelf Registration Statement was filed copies of the prospectus which is part of the Shelf Registration Statement, notify each such Person when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the relevant notes. A Person selling notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

        We may require each Person requesting to be named as a selling security holder to furnish to us such information regarding the Person and the distribution of the notes or Exchange Notes by the Person as we may from time to time reasonably require for the inclusion of the Person in the Shelf Registration Statement, including requiring the Person to properly complete and execute such selling security holder notice and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. We may refuse to name any Person as a selling security holder that fails to provide us with such information.

        We will pay, as liquidated damages, additional cash interest ("Additional Interest") on the applicable notes and Exchange Notes, subject to certain exceptions,

        (1)   if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 270th day after the Issue Date or, if the Company and the Guarantors are obligated to file a Shelf Registration Statement pursuant to clause 2(A) above, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 270th day after the Issue Date,

        (2)   if the exchange offer is not consummated on or before the 40th day after the Effectiveness Date,

        (3)   if they are obligated to file the Shelf Registration Statement pursuant to clause 2(B) above, the Company and the Guarantors fail to file the Shelf Registration Statement with the SEC on or prior to the 75th day (the "Shelf Filing Date") after the date on which the obligation to file a Shelf Registration Statement arises,

        (4)   if the Company and the Guarantors are obligated to file a Shelf Registration Statement pursuant to clause 2(B) above, the Shelf Registration Statement is not declared effective on or prior to the 75th day after the Shelf Filing Date, or

        (5)   after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in this clause (5) and the preceding clauses (1) through (4) being called a "Registration Default"),

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

        The rate of the Additional Interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. We will pay such Additional Interest on regular interest payment dates. Such Additional Interest will be in addition to any other interest payable from time to time with respect to the notes and the Exchange Notes.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

        (1)   Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

        (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Additional Assets" means:

        (1)   any assets used or useful in the Oil and Gas Business;

        (2)   the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

        (3)   Capital Stock constituting a minority in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in the Oil and Gas Business.

        "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

          (a)   the sum of:

            (i)    discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with Commission guidelines before any provincial, territorial, state, Federal or foreign income taxes, as estimated by the Company in a reserve report prepared as of the first day of the fiscal year following the fiscal year for which audited financial statements are available and giving effect to applicable commodity Hedging Obligations, as increased by, as of the date of determination, the estimated discounted future net revenues from

              (A)  estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

              (B)  estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year end (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation activities (in each case calculated in accordance with Commission guidelines), in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve reports), and decreased by, as of the date of determination, the estimated discounted future net revenues from

              (C)  estimated proved oil and gas reserves produced or disposed of since such year end, and

              (D)  estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated on a pre-tax basis and substantially in accordance with Commission guidelines, in each case as estimated by the Company's petroleum engineers or any independent petroleum engineers engaged by the Company for that purpose; provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change, then such increases and decreases in the discounted future net revenues shall be confirmed in writing by an independent petroleum engineer;

            (ii)   the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest available annual or quarterly financial statements;

            (iii)   the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements; and

            (iv)  the greater of:

              (A)  the net book value of other tangible assets of the Company and its Restricted Subsidiaries, as of a date no earlier than the date of the Company's latest annual or quarterly financial statement, and

              (B)  the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries, as of a date no earlier than the date of the Company's latest audited financial statements (provided that the Company shall not be required to obtain such appraisal solely for the purpose of determining this value); minus

          (b)   the sum of:

            (i)    Minority Interests;

            (ii)   any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements;

            (iii)   to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with Commission guidelines (utilizing the prices utilized in the Company's year end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to

    Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto); and

            (iv)  the discounted future net revenues, calculated in accordance with Commission guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

        If the Company changes its method of accounting from the full cost method to the successful efforts or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the full cost method of accounting.

        "Adjusted Net Assets" of a Guarantor at any date means the amount by which the fair value of the properties and assets of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under its Guarantee, of such Subsidiary Guarantor at such date.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

        (1)   the sale, lease, conveyance or other disposition of any properties or assets (including by way of a Production Payment or a sale and leaseback transaction); provided that the disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

        (2)   the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

        Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

        (1)   any single transaction or series of related transactions that involves properties or assets having a fair market value of less than $2.5 million;

        (2)   a transfer of assets between or among any of the Company and its Restricted Subsidiaries,

        (3)   an issuance or sale of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

        (4)   a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

        (5)   a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

        (6)   dispositions of past due accounts and notes receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

        (7)   the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business and which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

        (8)   the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

        (9)   the farm-out, lease or sublease of developed or undeveloped crude oil or natural gas properties owned or held by the Company or such Restricted Subsidiary in exchange for crude oil and natural gas properties owned or held by another Person;

        (10)  the sale or other disposition of cash or Cash Equivalents;

        (11)  a Restricted Payment that is permitted by the covenant described above under "—Certain Covenants—Restricted Payments" or a Permitted Investment;

        (12)  any trade or exchange by the Company or any Restricted Subsidiary of oil and gas properties or other properties or assets for oil and gas properties or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash) is reasonably equivalent to the fair market value of the properties or assets (together with any cash) to be received by the Company or such Restricted Subsidiary, and provided further that any net cash received must be applied in accordance with the provisions described above under "—Repurchase at the Option of Holders—Asset Sales;"

        (13)  the creation or perfection of a Lien (but not the sale or other disposition of the properties or assets subject to such Lien); and

        (14)  a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Beneficial Owner" has the meaning to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 12(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have correlative meanings.

        "Board of Directors" means:

        (1)   with respect to a corporation, the board of directors of the corporation;

        (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership; and

        (3)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the trustee.

        "Business Day" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or another place of payment are authorized or required by law to close.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

        "Capital Stock" means:

        (1)   in the case of a corporation, corporate stock;

        (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

        (3)   certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

        (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

        (5)   commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Services and in each case maturing within six months after the date of acquisition; and

        (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following:

        (1)   any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to Beneficially Own any Voting Stock of the Company held by an entity, if such person or group "Beneficially Owns", directly or indirectly, more than 50% of the voting power of the Voting Stock of such entity);

        (2)   the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors;

        (3)   the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than an entity the majority of the Voting Stock of which is owned by a Permitted Holder; or

        (4)   the adoption of a plan or proposal for the liquidation or dissolution of the Company.

        "Commission" or "SEC" means the Securities and Exchange Commission.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

        (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

        (2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

        (3)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

        (4)   depreciation, depletion and amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion and amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

        (5)   unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; minus

        (6)   non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business (to the extent included in determining Consolidated Net Income); and minus

        (7)   the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

        (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

        (2)   the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, partners or members;

        (3)   the cumulative effect of a change in accounting principles will be excluded;

        (4)   income resulting from transfers of assets (other than cash) between such Person or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary, on the other hand, will be excluded;

        (5)   any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale and leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

        (6)   any extraordinary gain or loss will be excluded;

        (7)   any asset impairment writedowns on Oil and Gas Properties under GAAP or Commission guidelines will be excluded; and

        (8)   any unrealized non-cash gains or losses or charges in respect of hedge or non-hedge derivatives (including those resulting from the application of FAS 133) will be excluded.

In addition, notwithstanding the preceding, for the purposes of the covenant described under "—Certain Covenants—Restricted Payments" only, there shall be excluded from Consolidated Net Income any nonrecurring charges relating to any premium or penalty paid, write off of deferred finance costs or other charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

        (1)   was a member of such Board of Directors on the date of the indenture; or

        (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Credit Agreement" means that certain Credit Agreement, dated as of November 4, 2004, among the Company, the Guarantors (other than Marquez Energy), the financial institutions parties thereto, Bank of Montreal, as Administrative Agent, and Harris Nesbitt Corp., as Arranger, providing for revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (including through capital markets transactions) from time to time.

        "Credit Facilities" means, (i) the Credit Agreement and (ii) one or more other debt facilities or commercial paper facilities, in case of clause (ii) with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, as provided for in one or more agreements or instruments, in each case as amended, restated, modified, supplemented, increased, renewed, refunded, replaced (including replacement after the termination of such credit facility), supplemented, restructured or refinanced (including through capital markets transactions) in whole or in part from time to time in one or more agreements or instruments.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under "—Certain Covenants—Restricted Payments."

        "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any public or private sale of Capital Stock (other than Disqualified Stock and the sale of Capital Stock upon the exercise of options and other rights under the Company's equity incentive plans) made for cash on a primary basis by the Company after the date of the indenture.

        "Existing Indebtedness" means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness incurred under clauses (3) and (6) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock") in existence on the date of the indenture, until such amounts are repaid.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period; provided, however, that:

        (1)   if the Company or any Restricted Subsidiary:

          (a)   has incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an incurrence of Indebtedness, Consolidated Cash Flow and Fixed Charges (taking into account any interest rate agreements applicable to such Indebtedness) for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be computed based on (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

          (b)   has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated Cash Flow and Fixed Charges for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

        (2)   if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Sale or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an Asset Sale:

          (a)   the Consolidated Cash Flow for such period will be reduced by an amount equal to the Consolidated Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period or increased by an amount equal to the Consolidated Cash Flow (if negative) directly attributable thereto for such period; and

          (b)   Fixed Charges for such period will be reduced by an amount equal to the Fixed Charges directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing

  Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Fixed Charges for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

        (3)   if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, including a single asset or all or substantially all of an operating unit, division or line of business, Consolidated Cash Flow and Fixed Charges for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

        (4)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated Cash Flow and Fixed Charges for such period will be calculated after giving pro forma effect thereto as if such Asset Sale or Investment or acquisition of assets occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in the reasonable judgment of a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any regulation or policy of the Commission related thereto)). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate agreement applicable to such Indebtedness if such interest rate agreement has a remaining term in excess of 12 months).

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

        (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings), and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

        (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

        (3)   any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

        (4)   all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company; plus

        (5)   the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness incurred by such plan or trust; provided, however, that there will be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not guaranteed or paid by the Company or any Restricted Subsidiary;

in each case, on a consolidated basis and in accordance with GAAP.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that was not formed under the laws of the United States or any state of the United States or the District of Columbia and that conducts substantially all of its operations outside the United States.

        "GAAP" means generally accepted accounting principles in the United States, which are in effect on the date of the indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

        The term "guarantee" means a guarantee, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness and any obligation, direct or indirect, contingent or otherwise, of such Person:

        (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

        (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "guarantee" will not include endorsements for collection or deposit in the ordinary course of business. When used as a verb, "guarantee" has a correlative meaning.

        "Guarantors" means each of:

        (1)   BMC, Ltd., Whittier Pipeline Corp., 217 State Street, Inc. and Marquez Energy, LLC (which became a Guarantor on March 31, 2005); and

        (2)   any other Restricted Subsidiary of the Company that becomes a Guarantor in accordance with the provisions of the indenture;

and their respective successors and assigns.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and consistent with past practices and not for speculative purposes under:

        (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred and not for purposes of speculation;

        (2)   foreign exchange contracts and currency protection agreements entered into with one or more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates with respect to Indebtedness incurred and not for purposes of speculation;

        (3)   any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of oil, natural gas or other commodities used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

        (4)   other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

        "Holder" means a Person in whose name a note is registered.

        "Hydrocarbons" means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

        (1)   in respect of borrowed money;

        (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

        (3)   in respect of bankers' acceptances;

        (4)   representing Capital Lease Obligations and all Attributable Debt;

        (5)   representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

        (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than Attributable Debt, letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person (including, with respect to any Production Payment, any warranties or guarantees of production or payment by such Person with respect to such Production Payment, but excluding other contractual obligations of such Person with respect to such Production Payment). Subject to the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

        The amount of any Indebtedness outstanding as of any date will be:

        (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

        (2)   in the case of any Hedging Obligation, the termination value of the agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such date; and

        (3)   the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

        The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        In addition, "Indebtedness" of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

        (1)   such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture");

        (2)   such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a "General Partner"); and

        (3)   there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

          (a)   the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

          (b)   if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Fixed Charges to the extent actually paid by such Person or its Restricted Subsidiaries.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that endorsements of negotiable instruments and documents in the ordinary course of business shall in each case not be deemed to be an Investment.

        For purposes of "Certain Covenants—Restricted Payments":

        (1)   "Investment" will include the portion (proportionate to the Company's Equity Interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company's "Investment" in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company's Equity Interest in such Subsidiary) of the fair market value of the net assets (as determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

        (2)   any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

        If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as determined by the Board of Directors of the Company in good faith) of the Capital Stock of such Subsidiary not sold or disposed of.

        "Issue Date" means December 20, 2004.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction other than a precautionary financing statement not intended as a security agreement.

        "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

        (1)   any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist; and

        (2)   any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with the covenant described under "—Repurchase at the Option of Holders—Assets Sales."

        "Minority Interest" means the percentage interest represented by any shares of stock of any class of Capital Stock of a Restricted Subsidiary of the Company that are not owned by the Company or a Restricted Subsidiary of the Company.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credits or deductions and any tax sharing arrangements).

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

        (1)   any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries; and

        (2)   any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

        (1)   all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

        (2)   all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

        (3)   all distributions and other payments required to be made to holders of Minority Interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

        (4)   the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

        "Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries except current assets from commodity price risk management activities arising in the ordinary course of business, less (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness and any current liabilities from commodity price risk management activities arising in the ordinary course of business, in each case as set forth in the consolidated financial statements of the Company prepared in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

        (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) is the lender;

        (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

        (3)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees, and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

        "Oil and Gas Business" means:

        (1)   the acquisition, exploration, development, operation and disposition of interests in oil, natural gas and other hydrocarbon properties;

        (2)   the gathering, marketing, treating, processing (but not refining), storage, selling and transporting (including the ownership and operation of common carrier pipelines) of any production from those interests; and

        (3)   any activity necessary, appropriate or incidental to the activities described above.

        "Permitted Business Investments" means Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including through agreements, transactions, interests or arrangements that permit one to share risk or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

        (1)   direct or indirect ownership of crude oil, natural gas, other related Hydrocarbon and mineral properties or any interest therein or gathering, transportation, processing, storage or related systems; and

        (2)   the entry into operating agreements, joint ventures, processing agreements, working interests, royalty interests, mineral leases, farm-in agreements, farm-out agreements, development agreements, production sharing agreements, area of mutual interest agreements, contracts for the sale, transportation or exchange of crude oil and natural gas and related hydrocarbons and minerals, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, partnership agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations and publicly-traded limited partnerships.

        "Permitted Holders" means Timothy M. Marquez and Bernadette B. Marquez, individually or as Trustees of the Marquez Trust dated February 26, 2002 and entities 80% or more of the Voting Stock of which is directly or indirectly owned by any of the preceding Persons.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

        (1)   a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary;

        (2)   another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

        (3)   cash and Cash Equivalents;

        (4)   receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

        (5)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

        (6)   stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

        (7)   any acquisition of assets solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Company;

        (8)   Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with "—Repurchase at the Option of Holders—Asset Sales";

        (9)   Investments in existence on the Issue Date and any renewal or replacement thereof on terms and conditions not materially less favorable than that being renewed or replaced;

        (10)  Hedging Obligations permitted to be incurred in compliance with "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

        (11)  any Investment by the Company or any of its Restricted Subsidiaries, together with all other outstanding Investments pursuant to this clause (11), having an aggregate fair market value on the date such Investment was made and without giving effect to any subsequent change in value, in an amount not to exceed as of the date of such incurrence, the greater of (i) $5.0 million and (ii) 2 1/2% of Adjusted Consolidated Net Tangible Assets;

        (12)  Guarantees issued in accordance with "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

        (13)  prepaid expenses, surety and performance bonds and lease, tax, utilities, workers' compensation, performance and similar deposits made in the ordinary course of business;

        (14)  Investments owned by a Person if and when it is acquired by the Company and becomes a Restricted Subsidiary; provided, however, that such Investments are not made in contemplation of such acquisition;

        (15)  Permitted Business Investments;

        (16)  Investments in any units of any oil and gas royalty trust; and

        (17)  advances by the Company or any Restricted Subsidiary to any of its full-time employees for housing loans and for the payment of relocation expenses which do not exceed $2.0 million at any time outstanding in the aggregate to all employees of the Company and its Restricted Subsidiaries.

        "Permitted Liens" means, with respect to any Person:

        (1)   Liens securing Indebtedness incurred under clause (1) and (13) of the second paragraph of the covenant described under "—Incurrence of Indebtedness and Issuance of Preferred Stock" and other related obligations of the Company and the Restricted Subsidiaries under Credit Facilities;

        (2)   pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

        (3)   Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

        (4)   Liens for taxes, assessments or other governmental charges not yet subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

        (5)   Liens in favor of the issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business except to the extent that such letters of credit relate to trade payables and such obligations are not satisfied within five (5) Business Days of such incurrence;

        (6)   encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership or lease of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

        (7)   Liens securing Hedging Obligations of the Company and its Restricted Subsidiaries;

        (8)   leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

        (9)   judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

        (10)  Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, or the repair, improvement or construction cost of, assets or property acquired or repaired, improved or constructed in the ordinary course of business; provided that:

          (a)   the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be incurred under the indenture and does not exceed the cost of the assets or property so acquired or repaired, improved or constructed plus fees and expenses in connection therewith; and

          (b)   such Liens are created within 180 days of repair, improvement, construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto (including improvements);

        (11)  Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution; provided that:

          (a)   such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

          (b)   such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution;

        (12)  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

        (13)  Liens existing on the Issue Date;

        (14)  Liens on property at the time the Company acquired the property, including any acquisition by means of a merger or consolidation with or into the Company; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

        (15)  Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

        (16)  Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Guarantor;

        (17)  Liens securing the notes, the Subsidiary Guarantees and other Obligations arising under the indenture;

        (18)  Liens securing Permitted Refinancing Indebtedness of the Company or a Restricted Subsidiary incurred to refinance Indebtedness of the Company or a Restricted Subsidiary that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

        (19)  Liens in respect of Production Payments and Reserve Sales;

        (20)  Liens on pipelines and pipeline facilities that arise by operation of law;

        (21)  farmout, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into in the ordinary course of business;

        (22)  Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

        (23)  Liens encumbering assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such assets;

        (24)  Liens arising under the indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness; and

        (25)  additional Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

        (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

        (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

        (3)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

        (4)   such Indebtedness is not incurred by a Restricted Subsidiary of the Company if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        Notwithstanding the preceding, any Indebtedness incurred under Credit Facilities pursuant to the covenant "Incurrence of Indebtedness and Issuance of Preferred Stock" shall be subject only to the refinancing provision in the definition of Credit Facilities and not pursuant to the requirements set forth in the definition of Permitted Refinancing Indebtedness.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

        "Production Payments and Reserve Sales" means the grant or transfer by the Company or a Restricted Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the oil and gas business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Senior Debt" means

        (1)   all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

        (2)   any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

        (3)   all Obligations with respect to the items listed in the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

          (a)   any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates; or

          (b)   any Indebtedness that is incurred in violation of the indenture.

For the avoidance of doubt, "Senior Debt" will not include any trade payables or taxes owed or owing by the Company or any Restricted Subsidiary.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement or any Indebtedness of a Guarantor (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Subsidiary Guarantee pursuant to a written agreement, as the case may be.

        "Subsidiary" of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

        "Subsidiary Guarantee" means any guarantee by a Guarantor of the Company's payment Obligations under the indenture and on the notes.

        "Transactions" means

        (1)   the payment of cash or other consideration in exchange for all of the shares of the Company's Capital Stock held by the Company's stockholders other than the Permitted Holders pursuant to a short form merger in accordance with Section 253 of the Delaware General Corporation Law, a tender offer or another transaction or series of transactions resulting in the cash out of some or all of such minority stockholders; and

        (2)   the declaration and payment of a special dividend to the Company's stockholder(s) of record on or about the date such dividend is declared, in an aggregate cash amount not to exceed $35.0 million.

        "Unrestricted Subsidiary" means:

        (1)   any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

        (1)   such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

        (2)   all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

        (3)   such designation and the Investment of the Company in such Subsidiary complies with "Certain Covenants—Restricted Payments";

        (4)   such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries taken as a whole;

        (5)   such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

          (a)   to subscribe for additional Capital Stock of such Person; or

          (b)   to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

        (6)   on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph of the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant on a pro forma basis taking into account such designation.

        "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

        (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

        (2)   the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion of the material U.S. federal income tax considerations relevant to the exchange of new notes for old notes pursuant to the exchange offer does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

        The exchange of new notes for old notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. A holder will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the new notes as the holder had in the old notes immediately before the exchange.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes to the extent required under the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 270 days after the consummation of the exchange offer we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests these documents from the exchange agent for use in connection with resales of the new notes. In addition, until July 24, 2005, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale of the new notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions received by any persons deemed to be underwriters may be deemed to be underwriting compensation under the Securities Act. The enclosed letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of up to 270 days after the closing of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

        Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of old notes who did not exchange their old notes for new notes in the exchange offer on terms which may differ from those contained in this prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding old notes have been exchanged for new notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

LEGAL MATTERS

        The validity of the notes offered hereby will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

        The financial statements of Venoco, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Estimates of our oil and natural gas reserves and related information as of December 31, 2004 included in this prospectus have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. Estimates of our oil and natural gas reserves and related information as of December 31, 2003, 2002, 2001 and 2000 included in this prospectus have been derived from engineering reports prepared by Ryder Scott Company, L.P. The estimates have been so included in reliance upon the reports of those firms given upon their authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file periodic and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information regarding the operation of the Public Reference Room. You may also obtain the documents that we file electronically from the SEC's website at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-4 with respect to the new notes offered in this prospectus. This prospectus is part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. In particular, copies of some of the contracts and other documents referred to in this prospectus have been attached as exhibits to the registration statement. Whenever a reference is made in this prospectus to one of those contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the relevant exhibit for a copy of the contract or other document for a more complete understanding of it.

GLOSSARY OF OIL AND NATURAL GAS TERMS

Anticline	An arch-shaped fold in rock in which rock layers are upwardly convex.
Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbon.
Bcf	One billion cubic feet of natural gas.
Bcfe	One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
BOE	One stock tank barrel of oil equivalent, using the ratio of 6 Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.
Btu	British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Condensate	Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.
/d	Per day.
Developed acreage	The number of acres which are allocated or assignable to producing wells or wells capable of production.
Development drilling or development wells
Drilling or wells drilled within the proved area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, to the depth of a stratigraphic horizon known to be productive.
Dry well or hole	A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well.
Exploitation and development activities	Drilling, facilities and/or production-related activities performed with respect to proved and probable reserves.
Gross acres or gross wells	The total acres or wells, as applicable, in which a working interest is owned.
Infill drilling	Drilling of an additional well or wells below existing spacing to more adequately drain a reservoir.
Injection well	A well in which water is injected, the primary objective typically being to maintain reservoir pressure.
MBbl	One thousand barrels.
MBOE	One thousand BOEs.

Mcf
One thousand cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
Mcfe	One thousand cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
MMBbl	One million barrels.
MMBOE	One million BOEs.
MMBtu	One million British thermal units.
MMcf
One million cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
Natural gas liquids	Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.
Net acres or net wells	The gross acres or wells, as applicable, multiplied by the working interest owned.
NYMEX	The New York Mercantile Exchange.
Oil	Crude oil, condensate and natural gas liquids.
Producing well or productive well
A well that is producing oil or natural gas or that is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.
Proved developed reserves	Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved developed producing reserves	Reserves that are being recovered through existing wells with existing equipment and operating methods.
Proved reserves or proved oil and natural gas reserves
The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved undeveloped reserves
Reserves that are expected to be recovered from new wells drilled to known reservoirs or undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where relatively major expenditure is required to establish production.
Recompletion	The completion for production of an existing wellbore in a different formulation or producing horizon, either deeper or shallower, from that in which the well was previously completed.

Reserve life
The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in economic quantities, assuming certain price and cost parameters. For purposes of this prospectus, reserve life is determined on a BOE basis by dividing the estimated proved reserves and revisions of previous estimates, excluding property sales, at the end of the year by the oil and natural gas volumes produced during the year.
Reserve replacement cost
An amount per BOE equal to the sum of all costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.
Secondary recovery
The second stage of hydrocarbon production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace hydrocarbons toward the wellbore.
Shut-in	A well suspended from production or injection but not abandoned.
Sour oil	A crude oil containing hydrogen sulfide or carbon dioxide.
Sweet oil	Oil containing only small amounts of hydrogen sulfide and carbon dioxide.
Undeveloped acreage
The number of acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved oil and natural gas reserves.
Waterflood	A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil.
Working interest
The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, all costs of exploration, development and operations and all risks in connection therewith.
Workover
Remedial operations on a well conducted with the intention of restoring or increasing production from the same zone, including by plugging back, squeeze cementing, reperforating, cleanout and acidizing.

CONSOLIDATED FINANCIAL STATEMENTS OF
VENOCO, INC. AND SUBSIDIARIES

INDEX

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2004 (Successor) and December 31, 2003 (Predecessor)
Consolidated Statements of Operations for the Years Ended December 31, 2004 (Predecessor), 2003 (Predecessor) and 2002 (Predecessor)
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2004 (Predecessor), 2003 (Predecessor) and 2002 (Predecessor)
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended December 31, 2004 (Successor), 2003 (Predecessor) and 2002 (Predecessor)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 (Predecessor), 2003 (Predecessor) and 2002 (Predecessor)
Notes to Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Venoco, Inc.
Carpinteria, California

        We have audited the accompanying consolidated balance sheets of Venoco, Inc. and subsidiaries (the "Company") as of December 31, 2004 (Successor) and 2003 (Predecessor) and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004 (Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Venoco, Inc. and subsidiaries at December 31, 2004 (Successor) and 2003 (Predecessor) and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 13 to the consolidated financial statements, the Company implemented the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 29, 2005

VENOCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except shares and per share amounts)

	December 31,
	2004	2003
	(Successor)	(Predecessor)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,125	$8,417
Accounts receivable	16,851	16,498
Inventories	1,079	961
Prepaid expenses and other current assets	3,321	3,168
Notes receivable—officers	—	3,479
Income tax receivable	3,906	1,185
Deferred income taxes	209	6,241
Commodity derivatives	5,300	—

Total current assets	83,791	39,949

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Oil and gas properties (full cost method, of which $2,384 and $6,764 were excluded from amortization at December 31, 2004 and 2003, respectively)	207,518	248,372
Drilling equipment	7,594	15,818
Other property and equipment	25,695	3,616

Total property, plant and equipment	240,807	267,806

Less accumulated depletion, depreciation, amortization and impairment	49,563	97,143

Net property, plant and equipment	191,244	170,663

OTHER ASSETS:
Notes receivable—employees	46	109
Commodity derivatives	4,855	—
Deferred loan costs	6,567	290
Other	1,000	1,241

Total other assets	12,468	1,640

	$287,503	$212,252

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,757	$6,706
Undistributed revenue payable	4,053	2,608
Accrued liabilities	4,916	10,656
Current maturities of long-term debt	127	23,333
Commodity derivatives	1,520	2,142
Minority interest purchase accrued	5,316	—

Total current liabilities	29,689	45,445

LONG-TERM DEBT	158,858	22,969
DEFERRED INCOME TAXES	32,208	25,975
CASH DIVIDENDS PAYABLE	—	14,338
ASSET RETIREMENT OBLIGATIONS	22,408	19,071
OTHER LIABILITIES	—	1,538

Total liabilities	243,163	129,336

MANDATORILY REDEEMABLE PREFERRED STOCK
Mandatorily redeemable convertible preferred stock, $.01 par value (50,000 shares authorized; 8,192.9 shares issued and outstanding at December 31, 2003	—	80,432
COMMITMENTS AND CONTINGENCIES (Notes 9 and 12)
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value (10,000,000 shares authorized; Successor: 4,359,195 shares issued and outstanding at December 31, 2004 and; Predecessor: 4,785,406 shares issued and 4,654,156 shares outstanding at December 31, 2003)	44	48
Additional paid-in capital	29,632	299
Retained earnings	12,741	4,950
Accumulated other comprehensive loss	1,923	(1,313)

	44,340	3,984
Less cost of treasury stock—131,250 common shares	—	1,500

Total stockholders' equity	44,340	2,484

	$287,503	$212,252

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years Ended December 31,
	2004	2003	2002
	(Predecessor)	(Predecessor)	(Predecessor)
REVENUES:
Oil and natural gas	$118,775	$99,482	$82,904
Other	3,681	3,712	2,195

Total revenues	122,456	103,194	85,099

EXPENSES:
Oil and natural gas production	48,781	45,617	43,337
Transportation expense	1,451	1,244	1,831
Depletion, depreciation, amortization and impairment	16,357	16,161	19,630
Accretion of abandonment liability	1,466	1,401	—
General and administrative, net of amounts capitalized	10,595	11,632	16,018
Litigation settlement	—	6,000	—
Amortization of deferred loan costs	3,046	370	464
Interest, net	2,173	2,125	2,343

Total expenses	83,869	84,550	83,623

Income before income taxes and cumulative effect of change in accounting principle	38,587	18,644	1,476
INCOME TAXES:
Current	5,479	3,838	(1,390)
Deferred	10,609	4,038	1,890

Total income taxes	16,088	7,876	500

Net income before cumulative effect of change in accounting principle	22,499	10,768	976
Cumulative effect of change in accounting principle, net of tax	—	411	—

Net income	22,499	11,179	976
Preferred stock dividends	(7,134)	(8,465)	(8,465)
Excess of carrying value over repurchase price of preferred stock	29,904	—	—

Net income (loss) applicable to common equity	$45,269	$2,714	$(7,489)

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Years Ended December 31,
	2004	2003	2002
	(Predecessor)	(Predecessor)	(Predecessor)
Net income	$22,499	$11,179	$976
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
Foreign exchange translation adjustment	—	—	78
Hedging activities:
Reclassification adjustments for settled contracts	1,293	1,655	(2,593)
Changes in fair value of outstanding hedging positions	1,943	(1,244)	(1,716)

Other comprehensive income (loss)	3,236	411	(4,231)

Comprehensive income (loss)	$25,735	$11,590	$(3,255)

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common Stock		Treasury Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-in Capital	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE AT JANUARY 1, 2002 (Predecessor)	4,785	$48	131	$1,500	$295	$9,725	$2,507	$11,075
Comprehensive income:
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	78	78
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	(2,593)	(2,593)
Change in value of derivatives, net of tax	—	—	—	—	—	—	(1,716)	(1,716)
Net income	—	—	—	—	—	976	—	976
Preferred stock dividends	—	—	—	—	—	(8,465)	—	(8,465)
Issuance of stock bonus	—	—	—	—	4	—	—	4

BALANCE AT DECEMBER 31, 2002 (Predecessor)	4,785	48	131	1,500	299	2,236	(1,724)	(641)
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,655	1,655
Change in value of derivatives, net of tax	—	—	—	—	—	—	(1,244)	(1,244)
Net income	—	—	—	—	—	11,179	—	11,179
Preferred stock dividends	—	—	—	—	—	(8,465)	—	(8,465)

BALANCE AT DECEMBER 31, 2003 (Predecessor)	4,785	48	131	1,500	299	4,950	(1,313)	2,484
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,293	1,293
Change in value of derivatives, net of tax	—	—	—	—	—	—	1,943	1,943
Net income	—	—	—	—	—	22,499	—	22,499
Excess of carrying value over repurchase price of preferred stock	—	—	—	—	29,904	—	—	29,904
Preferred stock dividends						(7,134)		(7,134)
Purchase accounting adjustments	(426)	(4)	(131)	(1,500)	(571)	(7,574)	—	(6,649)

BALANCE AT DECEMBER 31, 2004 (Successor)	4,359	$44	—	$—	$29,632	$12,741	$1,923	$44,340

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2004	2003	2002
	(Predecessor)	(Predecessor)	(Predecessor)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,499	$11,179	$976
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation, amortization and impairment	16,357	16,161	19,630
Accretion of abandonment liability	1,466	1,401	—
Cumulative effect of change in accounting principle	—	(411)	—
Deferred income taxes	10,609	4,038	1,890
Amortization of deferred loan costs	3,046	370	464
Gain on sale of subsidiary	(100)	—	—
Gain on sale of property and equipment	—	(9)	(4)
Amortization and interest on notes receivable	(2)	(278)	(288)
Change in other liabilities	(1,198)	(164)	1,703
Changes in operating assets and liabilities:
Accounts receivable	(454)	(1,032)	(962)
Inventories	(118)	93	(126)
Prepaid expenses and other current assets	(153)	(839)	(206)
Income tax receivable	(2,721)	(322)	1,628
Accounts payable and accrued liabilities	2,634	3,846	(1,083)
Undistributed revenue payable	1,445	(1,392)	1,249
Net premiums paid on derivative contracts	(6,511)	—	(263)
Changes in commodity derivative fair values	1,095	(2,691)	5,676

Net cash provided by operating activities	47,894	29,950	30,284

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(23,241)	(9,032)	(35,358)
Proceeds from sale of oil and gas properties	1,526	1	2
Expenditures for drilling equipment	(22)	—	(3,248)
Expenditures for other property and equipment	(239)	(32)	(237)
Purchase of new building	(14,653)	—	—
Proceeds from sale of other property and equipment	228	16	4
Notes receivable—officers and employees	2,188	237	276
Other assets	(3)	(114)	(355)

Net cash used in investing activities	(34,216)	(8,924)	(38,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	—	4
Proceeds from long-term debt	267,712	—	44,135
Principal payments on long-term debt	(155,029)	(23,333)	(27,500)
Purchase of preferred stock and unpaid dividends	(72,000)	—	—
Payments of dividends on preferred stock	—	—	(2,048)
Increase in deferred loan costs	(9,653)	—	(107)

Net cash (used in) provided by financing activities	31,030	(23,333)	14,484

Effect of exchange rate changes on cash and cash equivalents	—	—	126

Net (decrease) increase in cash and cash equivalents	44,708	(2,307)	5,978
Cash and cash equivalents, beginning of period	8,417	10,724	4,746

Cash and cash equivalents, end of period	$53,125	$8,417	$10,724

Supplemental Disclosure of Cash Flow Information—
Cash paid (received) during the year for:
Interest	$2,377	$2,958	$2,332

Income taxes	$8,200	$4,160	$(3,019)

Supplemental Disclosure of Noncash Activities—
Accretion of preferred stock issuance fees	$204	$272	$272

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". There was no impact on the Company's cash flows as a result of adopting this statement. See Note 13 for disclosure of the non-cash items recorded in the consolidated financial statements due to adoption of this statement.

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

1.     ORGANIZATION AND NATURE OF OPERATIONS

        General—Venoco, Inc. (the "Company"), a Delaware corporation, is engaged in the business of acquiring interests in, and exploring for and developing, oil and natural gas properties with a focus offshore and onshore California.

        New Company Basis—During 2004, the Company's CEO, Tim Marquez, increased his ownership in the Company from 41% to 100%. As a result of a transaction that closed on July 12, 2004, Mr. Marquez purchased 53% of the common shares (2,467,929 common shares) of the Company from two of the Company's former officers and their respective affiliates. On December 22, 2004, the Company merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. This merger had the effect of giving Mr. Marquez the remaining 6% of the Company's common stock. (See Note 11).

        As a result of Mr. Marquez obtaining control of over 95% of the common stock of the Company on December 22, 2004, SEC Staff Accounting Bulletin No. 54 requires the acquisition by Mr. Marquez to be "pushed-down," meaning the post-transaction financial statements of the acquired entity reflect a new basis of accounting ("successor" basis). Due to the de minimis impact on the Company's results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to the Company's financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis.

        The purchase price paid as a result of each transaction described above has been allocated to the underlying assets and liabilities based upon Mr. Marquez's acquired interests (53% on July 12, 2004 and 6% on December 22, 2004) in the respective fair market values of assets and liabilities at the date of each transaction. Accordingly, adjustments have been made to the historical values of assets and liabilities which reflect Mr. Marquez's acquisition of the common stock of the Company that he did not already own. Fair value was determined using a variety of valuation methods, including third party appraisals.

        The following represents the estimated values attributable to the assets acquired and liabilities assumed in Mr. Marquez's acquisition of the remaining 59% ownership in Venoco. These values include the historical values attributable to Mr. Marquez's predecessor basis (in thousands).

Consideration paid for 2,467,929 common shares	$16,185
Consideration paid to minority shareholders as a result of statutory merger (See Note 11)	5,439

Total purchase price	$21,624

Allocation of purchase price:
Current assets	$83,791
Oil and gas properties	161,892
Other property, plant and equipment	19,049
Land	10,303
Other non-current assets	12,468

287,503

Current liabilities	29,689
Long term debt	158,858
Deferred incomes taxes	32,208
Asset retirement obligation	22,408

243,163

Net assets	44,340
Historical net assets attributable to non-selling interests	(22,716)

Fair value of net assets acquired	$21,624

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant financial estimates are based on remaining proved oil and natural gas reserves. Estimates of proved reserves are key components of the Company's depletion rate for oil and natural gas properties and the full cost ceiling test limitation. See Note 15—Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited).

        Business Segment Information—The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in activities from which the Company may earn revenues and incur expenses.

        The Company operates in one segment as each of its operating areas have similar economic characteristics and each meets the criteria for aggregation as defined in SFAS No. 131. All of the Company's operations involve the exploration, development and production of oil and natural gas and currently all operations are located in the United States. The Company has a single, company-wide management team that administers all properties as a whole rather than as discrete operating segments. The Company tracks only basic operational data by area and does not maintain separate financial statement information by area. The chief decision maker measures financial performance as a single enterprise and not on an area-by-area basis. Throughout the year, the chief decision maker freely allocates capital resources on a project-by-project basis across the Company's entire asset base to maximize profitability without regard to individual areas or segments.

        Concentration of Credit Risk—The Company's accounts receivable result from oil and natural gas sales to major oil and intrastate gas pipeline companies and to joint venture partners that own interests in properties operated by the Company. For the year ended December 31, 2004, the Company's oil and natural gas sales to three major customers represented 48 percent, 27 percent and 11 percent of the Company's total revenues. For the year ended December 31, 2003, the Company's oil and natural gas sales to three major customers represented 46 percent, 27 percent and 12 percent of the Company's total revenues. For the year ended December 31, 2002, the Company's oil and natural gas sales to three major customers represented 47 percent, 21 percent and 10 percent of the Company's total revenues. The Company's accounts receivable are considered fully collectible; therefore, no valuation allowance is considered necessary. As of December 31, 2004, 32%, 19%, and 15% of the total accounts receivable balance was receivable from the Company's three major customers.

        Revenue Recognition and Gas Imbalances—Oil revenues are recognized based on actual volumes of oil produced. The Company uses the entitlement method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual production of natural gas. The Company incurs production gas volume imbalances in the ordinary course of business. Net deliveries in excess of entitled amounts are recorded as liabilities, while net under-deliveries are reflected as assets. Imbalances are reduced either by subsequent recoupment of over- and under-deliveries or by cash settlement, as required by applicable contracts. Production imbalances are valued at the lower of (1) the price in effect at the time of production, (2) the current market value, or (3) if a contract is in-hand, the contract price. The Company's production imbalances were not material at December 31, 2004 and 2003.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less.

        Inventories—Included in inventories are oil field materials and supplies, stated at the lower of cost or market, cost being determined by the first-in, first-out method.

        Oil and Natural Gas Properties—The Company's oil and natural gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of oil and natural gas properties and with the exploration for, and development of, oil and natural gas reserves. Proceeds from the disposition of oil and natural gas properties are accounted for as adjustments to the full cost pool, with no gain or loss recognized unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

        Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and abandonment costs, is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. Depletion expense for the years ended December 31, 2004, 2003, and 2002 was $14.6 million, $13.8 million, and $15.9 million, respectively ($3.67, $3.42, and $3.60, respectively, per equivalent barrel of oil).

        Unproved property costs not subject to amortization consist primarily of leasehold costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. The Company will continue to evaluate these properties and costs which will be transferred into the amortization base as the undeveloped areas are tested. Impairment losses of $0.1 million, $0.6 million, and $1.9 million were recorded for the years ended December 31, 2004, 2003 and 2002, respectively, in respect of foreign properties. Interest costs capitalized as part of unproved property costs were $0.4 million, $0.3 million, and $0 for the years ended December 31, 2004, 2003, and 2002, respectively.

        In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties are subject to a ceiling based upon the related estimated future net revenues, discounted at 10 percent, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties. The ceiling test is calculated using oil and natural gas prices in effect as of the balance sheet date. The Company uses derivative financial instruments that qualify for cash flow hedge accounting under SFAS No. 133 to hedge against the volatility of crude oil and natural gas prices, and in accordance with Securities and Exchange Commission guidelines, the Company includes estimated future cash flows from its hedging program in the ceiling test calculation. At December 31, 2004 and 2003, the Company's net capitalized costs did not exceed the ceiling.

        General and Administrative Costs and Expenses—Under the full cost method of accounting, the Company capitalizes a portion of general and administrative expenses that are directly identified with acquisition, exploration and development activities. These capitalized costs include salaries, employee benefits, costs of consulting services and other specifically identifiable costs and do not include costs related to production operations, general corporate overhead or similar activities. The Company capitalized general and administrative costs directly related to its acquisition, exploration and development activities during 2004, 2003 and 2002 of $2.3 million, $3.2 million, and $4.4 million, respectively.

        Drilling Equipment and Other Property and Equipment—Drilling equipment and other property and equipment, which includes buildings, leasehold improvements, office and other equipment, are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 25 years. Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 was $1.6 million, $1.7 million and $1.8 million, respectively.

        Derivative Financial Instruments—The Company enters into derivative contracts, primarily collars, swaps and option contracts, to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings as a component of oil and natural gas revenues. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, the Company has designated certain derivatives as cash flow hedges for accounting purposes and the remaining discussion will relate exclusively to this type of derivative instrument. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in Accumulated Other Comprehensive Income (Loss) ("OCI"), a component of Stockholders' Equity, to the extent the hedge is effective. Gains and losses are reclassified from OCI to the income statement as a component of oil and natural gas revenues in the period the hedged production occurs.

        In order to qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. The Company measures effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer considered highly effective. Gains and losses deferred in OCI related to cash flow hedges that are determined to be no longer highly effective remain unchanged until the related product is delivered. If it is determined that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

        The Company determines hedge ineffectiveness based on changes during the period in the price differentials between the index price of the derivative contracts (which uses a New York Mercantile Exchange ("NYMEX") index in the case of oil hedges, and NYMEX and PG&E Citygate in the case of natural gas hedges) and the contract price for the point of sale for the cash flow that is being hedged. Hedge ineffectiveness occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Ineffectiveness is recorded in earnings to the extent the cumulative changes in fair value of the actual derivative exceed the cumulative changes in fair value of the hypothetical derivative.

        Fair Value of Financial Instruments—The Company's financial instruments consist primarily of cash equivalents, accounts receivable and payable, derivatives, notes receivable from related parties and long-term debt. The carrying values of cash equivalents and accounts receivable and payable are representative of their fair values due to their short-term maturities. It is not practical to determine the fair value of notes receivable due to the related-party nature of the transactions. As of December 31, 2004, the carrying value of long-term debt approximates its fair value because the stated rate of interest approximates the market rate. See Note 4 for information regarding derivatives.

        Income Taxes—Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance.

        Environmental—The Company is subject to extensive federal, state and local environmental laws and regulations. These laws and regulations, which regularly change, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally recorded at their undiscounted amounts unless the amount and timing of payments is fixed or reliably determinable. The Company believes that it is in material compliance with existing laws and regulations.

        Foreign Currency—From November 2001 until March 2004, the Company had a foreign subsidiary which operated a branch in Argentina. The functional currency of the subsidiary was the Argentine peso. Translation adjustments resulting from translating the Argentine subsidiary's peso financial statements into U.S. dollars were included in OCI and were not material.

        Stock-based Compensation—The Company applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option plan. There was no compensation cost associated with the stock option plan in 2004, 2003 and 2002. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, net income for 2004, 2003 and 2002 would not have changed materially.

        New Accounting Standards—In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, FIN 46 was replaced by FASB interpretation No. 46R, Consolidation of Variable Interest Entities. FIN 46R clarifies the application of Accounting Research Bulletin No. 51—Consolidated Financial Statement, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. FIN 46R requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's losses, is entitled to receive a majority of the entity's expected residual returns, or both. FIN 46R is effective for entities being evaluated under FIN 46R for consolidation no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company's consolidated financial position or results of operations.

        In September 2004, the SEC issued Staff Accounting Bulletin No. 106 ("SAB 106") to provide new guidance on how asset retirement obligations should impact the limitation on the amount of costs that can be capitalized on the balance sheet under the full cost method of accounting for oil and gas companies ("full cost ceiling"). SAB 106 provides that since the asset associated with the asset retirement obligation is now reported on the balance sheet, costs related to the asset retirement obligation in the future net cash flow calculation should be omitted to avoid double-counting these costs. Because the Company's existing practice was already in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on the Company's financial condition or results of operations.

        In addition, SAB 106 addresses the DD&A treatment of estimated dismantlement and abandonment costs which are expected to result from future development activities. SAB 106 concluded that to the extent that future estimated dismantlement and abandonment costs have not been included as capitalized costs in the base for computing DD&A because they had not yet been incurred and therefore not yet capitalized as asset retirement costs under SFAS No. 143, these costs are still required to be included in the base for computing DD&A. Because the Company's existing practice was in conformance with SAB 106, the adoption of this portion of SAB 106 did not have a material impact on the Company's financial condition or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standard 123 (revised 2004) Share-Based Payment ("SFAS 123R"), an amendment to Statement of Financial Accounting Standards 123 and 95. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Public companies with a calendar year-end will be required to adopt the provisions of the standard effective for periods beginning after June 15, 2005. The Company does not expect SFAS 123R to have a material effect its consolidated financial position or results of operations.

        In December 2004, the FASB issued Statement of Accounting Standard 153, Exchanges of Nonmonetary Assets ("SFAS 153"), an amendment of Accounting Principles Board ("APB") Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and it replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company does not expect SFAS 153 to have a material effect on its consolidated financial position or results of operations.

        Reclassifications—Certain items in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 financial statement presentation.

3.     SALES OF PROPERTIES

        In February 2004, the Company sold its interest in the North and South Afton, California, gas properties for a net sales price of approximately $1.5 million. In accordance with its accounting policies, the Company did not recognize any gain or loss on the transaction, but applied the net sales proceeds to reduce the capitalized cost of its oil and gas properties.

        In March 2004, the Company sold its subsidiary, Venoco Patagonia, Ltd., a Bermuda corporation, for $0.2 million. The $0.2 million sales price was comprised of cash of $0.1 million and payment of liabilities of $0.1 million. The gain recognized on the sale of the subsidiary was immaterial to the financial statements of the Company.

4.     HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

        The Company utilizes swap, collar agreements and option contracts to hedge the effect of price changes on a portion of its future oil and natural gas production. The objective of the Company's hedging activities and the use of derivative financial instruments is to achieve more predictable cash flows. While the use of these derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The use of derivatives also involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.

        Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2004 were $18.7 million. This amount consisted of realized net losses of $17.6 million (consisting of $17.4 million for designated cash flow hedges and $0.2 million for derivatives not designated as hedging instruments) and an unrealized net loss of $1.1 million (consisting of losses of $2.6 million representing the ineffective portion of designated cash flow hedges and gains of $1.5 million for derivatives not designated as hedging instruments). Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2003 were $10.3 million. This amount consisted of realized net losses of $7.6 million for designated cash flow hedges, and realized net losses of $2.7 million for derivatives not designated as hedging instruments. Total net losses on derivative instruments included in oil and natural gas revenues for the year ended December 31, 2002 were $10.6 million. This amount consisted of realized and unrealized net losses of $4.9 million and $0.5 million, respectively, for designated cash flow hedges; and realized and unrealized net losses of $2.7 million and $2.5 million, respectively, for derivatives not designated as hedging instruments.

        As of December 31, 2004, the Company had cash flow hedge assets of $10.2 million ($6.1 million after tax) and cash flow hedge liabilities of $1.5 million ($0.9 million after tax). The Company expects to reclassify as increases to earnings (related to cash flow hedges expiring in 2005) during the next twelve months $0.7 million ($0.4 million after tax) in OCI as of December 31, 2004.

        Crude Oil Agreements—As of December 31, 2004, the Company has entered into option, swap and collar agreements to receive average minimum and maximum New York Mercantile Exchange (NYMEX) West Texas Intermediate (WTI) prices of $37.54 and $46.53, respectively, per barrel on 3,546,915 barrels and 2,086,915 barrels, respectively of production in 2005 and average minimum and maximum NYMEX WTI prices of $40.68 and $48.94, respectively, per barrel on 1,460,000 barrels of production in 2006. Location and quality differentials attributable to the Company's properties are not included in the aforementioned prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

        Natural Gas Agreements—As of December 31, 2004, the Company has entered into option, swap and collar agreements to receive an average minimum price of $6.04 per MCF on 13,014 MCF per day and an average maximum price of $6.77 per MCF on 4,000 MCF per day for 2005 and average minimum and maximum prices of $6.20 per MCF and $7.87 per MCF, respectively, on 6,000 MCF per day for 2006 based on the Natural Gas Intelligence monthly index for PG&E Citygate.

        As of December 31, 2004 the Company has entered into a fixed-price forward sales contract with a gas purchaser under which it is obligated for physical delivery of specified volumes of gas at a fixed price. As this contract provides for physical delivery of the gas it is not considered a hedge contract because it has been designated as a normal sale, the transaction will be recorded in the financial statements when the associated delivery occurs. The Company has contracted for 2,000 MCF per day at $4.47 per MCF for the period October 31, 2004 to September 30, 2005.

5.     LONG-TERM DEBT

        On December 20, 2004, the Company sold $150 million in 8.75% senior notes ("the notes") due December 2011. Interest on the notes is due each June 15 and December 15 beginning June 15, 2005. The notes are senior unsecured obligations and contain covenants that, among other things, limit the Company's ability to make investments, incur additional debt or issue preferred stock, create liens and sell assets.

        Proceeds from the sale of the notes were used to repay $98.7 million the Company had borrowed against its $102 million Senior Secured Facility ("the Senior Facility") obtained in November 2004. The Company also obtained in December 2004 an amended and restated revolving credit agreement with an initial borrowing base of $50 million and no associated term loan facility ("restated Credit Agreement"). The restated Credit Agreement is secured by a first priority lien on substantially all of the Company's oil and natural gas properties and other assets, including the stock of all of the Company's subsidiaries, and is unconditionally guaranteed by each of the Company's subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC. The collateral also secures the Company's obligations to hedging counterparties that are also lenders, or affiliates of lenders, under the restated Credit Agreement. The restated Credit Facility will mature on November 4, 2007.

        Revolving loans made under the restated Credit Agreement are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans". Base Rate Loans bear interest at a floating rate equal to

(i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus one-half of 1.00% plus (ii) an applicable margin ranging from 0.25% to 1.00%, based upon amounts borrowed under the restated Credit Agreement. LIBO Rate Loans bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 1.75% to 2.50%, based also upon amounts borrowed. At December 31, 2004, there were no borrowings against the restated Credit Facility. A commitment fee of 0.50% per annum is payable with respect to unused borrowing availability under the restated Credit Agreement. The restated Credit Agreement contains a number of restrictive covenants with regard to leverage and current ratios and other terms customary in a credit facility secured by oil and natural gas properties. As of December 31, 2004, the Company was in compliance with all of its covenants.

        Initial proceeds of $100.7 million from borrowings under the Senior Facility were used to purchase all of the mandatorily redeemable convertible preferred stock plus accrued dividends at a cost of $72 million and to finance outstanding borrowings of $27.3 million under the Company's former $150 million Senior Secured Revolving/Term Credit Facility ("the Facility") entered into in November 2000.

        The Facility was fully revolving for two years, and converted to a three-year amortizing term loan on November 26, 2002, with the first quarterly payment of $5.8 million due on February 28, 2003. The Facility was secured by the Company's oil and gas properties and real estate and contained restrictive covenants with regard to minimum tangible net worth, current ratio, EBITDA to interest and cash dividends ratio, prohibition on payments of dividends, and other covenants customary in credit arrangements of this nature. Funds advanced under the Facility bore annual interest at the prime rate plus 50 to 150 basis points or London Inter-Bank Offered Rate plus 200 to 300 basis points, depending on the amount of the outstanding advance. Commitment fees ranged from 37.5 to 50 basis points. At December 31, 2003, the interest rate on long-term debt was 4.2 percent. As of December 31, 2003, the Company was in compliance with all of its financial covenants.

        On May 1, 2004 an event of default occurred under the Facility because audited financial statements of the Company were not delivered to each bank and the administrative agent within 120 days after year end. On June 1, 2004 an agreement was reached between certain shareholders of the Company that ultimately resulted in the acquisition of 53% of the outstanding common shares in the Company in a transaction that closed on July 12, 2004. This change in control also triggered an event of default under the Company's Facility.

        In addition, on December 9, 2004, the Company purchased an office building in Carpinteria, California secured by a 5.79% $10 million promissory note due January 1, 2015. The promissory note provides for a monthly payment of $58,612 beginning February 1, 2005 and continuing through December 1, 2014. The balance of unpaid principal and all accrued but unpaid interest is due and payable on January 1, 2015.

        At December 31, 2004, scheduled annual maturities of long-term debt are as follows:

Year Ending December 31 (in thousands):
2005	$127
2006	134
2007	143
2008	151
2009	160
2010 and after	158,270

$158,985

6.     INCOME TAXES

        The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2004	2003
Deferred income tax assets:
Net operating loss carryforwards	$6	$2,505
Alternative minimum tax credits	4,910	5,399
Unrealized hedging losses	—	829
Accrued liabilities	408	3,267
State tax benefit	441	357
Other	418	28

	6,183	12,385
Deferred income tax liabilities:
Oil and natural gas properties	36,475	32,119
Prepaid expenses	845	—
Unrealized hedging gains	862	—

	38,182	32,119

Net deferred income tax liabilities	$31,999	$19,734

Net current deferred tax asset	$209	$6,241

Noncurrent deferred tax liability	$32,208	$25,975

        The Company's provision for income taxes is composed of the following (in thousands):

	2004	2003	2002

Current:
Federal	$4,229	$2,878	$(1,147)
State	1,250	960	(243)
Deferred	10,609	4,038	1,890

Total provision for income taxes	$16,088	$7,876	$500

        A reconciliation of the Company's federal statutory rate (35% in 2004 and 34% in 2003 and 2002) to the Company's effective income tax rate is as follows (in thousands):

	2004	2003	2002
Income tax expense at federal statutory rate	$13,506	$6,339	$502
State income taxes	1,791	875	60
Other	791	662	(62)

	$16,088	$7,876	$500

        At December 31, 2004, the Company had approximately $4.9 million in federal alternative minimum tax credit carry-forwards available to offset future regular income tax liabilities. There is no expiration date for these credits. Realization of these credits is subject to certain limitations and is contingent upon future earnings. Additionally, use of these credits is subject to annual limitations due to the stock ownership changes that took place in 2004.

        At December 31, 2004, the Company had approximately $125,000 in state net operating loss carry-forwards which will expire, if not used, as follows: $65,000 in 2005 and $60,000 in 2006.

7.     NOTES RECEIVABLE—EMPLOYEES

        Notes receivable consist of amounts due from employees of the Company and bear interest at 6 percent per annum. Certain notes will be forgiven after a period of employment ranging from three to six years. Those notes are being amortized and recognized as compensation expense over the appropriate employment period.

8.     STOCK OPTION PLANS

        The Company grants stock options to employees and officers, but no options were outstanding as of December 31, 2004. The options granted had various exercise prices, vesting periods and expiration periods. The fair value of each option grant was estimated on the grant date using the minimum value model, with certain assumptions used. There were no stock options granted in 2004 or 2003. Assumptions used in 2002 were as follows: risk-free interest rate of 2.22 percent, an expected option life of one year and no expected dividends. The fair value of stock options granted in 2002 was $2,457.

        Stock option activity of the Company during 2004, 2003 and 2002 was as follows:

	Number of Option Shares	Exercise Price Per Option Share	Weighted- Average Exercise Price
Option shares outstanding—December 31, 2001	173,947	$6.67 – $88.67	$26.05
Option shares granted	4,500	$25.00	25.00
Option shares canceled	(79,144)	$8.33 – $88.67	28.19

Option shares outstanding—December 31, 2002	99,303	$6.67 – $88.67	$24.30
Option shares granted	—	—
Option shares canceled	(45,501)	$8.33 – $40.00	$22.21

Option shares outstanding—December 31, 2003	53,802	$6.67 – $88.67	$26.07
Option shares granted	—	—
Option shares exercised	(10,425)	$16.67	$16.67
Option shares canceled	(43,377)	$6.67–$88.67	$28.33

Option shares outstanding—December 31, 2004	—

        On December 22, 2004, the Company's CEO, Timothy Marquez, effectuated a "short form merger" pursuant to Delaware law, the effect of which was to convert existing shares of Venoco common stock into a right to receive cash in the amount of $18.44 per share. As a result of the merger, outstanding stock options having an exercise price of less than $18.44 per share were converted into a right to receive cash in the amount of the difference between $18.44 and the exercise price. Stock options having an exercise price greater than $18.44 were terminated. Therefore, the Company had no outstanding or exercisable stock options at December 31, 2004. At December 31, 2003, 35,729 option shares were exercisable at a weighted-average exercise price of $28.01. At December 31, 2002, 68,808 option shares were exercisable at a weighted-average exercise price of $25.32

9.     COMMITMENTS AND CONTINGENCIES

        Leases—The Company has entered into agreements to lease office space from third parties. Future minimum lease payments under operating leases that have initial or remaining non-cancelable terms in excess of one year are $0.5 million in 2005.

        During 2002, the Company recognized $1.7 million for costs associated with the consolidation of its corporate office. These costs were included in general and administrative expenses. The amount recognized represented the liability for future minimum rental payments on a building vacated by the Company net of estimated sub-lease rentals that the Company expected to obtain. During 2003, the estimated liability was increased by $0.1 million, utilization of the liability was $0.5 million, and the balance of the liability at December 31, 2003 was $1.3 million. In December 2004, the Company purchased this office building and expects to relocate their offices to the building in May 2005. The remaining liability at the time of the purchase of $0.7 million was written off and included as a reduction of general and administrative expenses.

        Net rent expense incurred on office space leased from third parties was $1.1 million, $1.0 million and $0.8 million in 2004, 2003 and 2002, respectively.

10.   401(k) PLAN

        The Company has established a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k) covering substantially all employees. Under the plan, the employees may elect to contribute a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company may elect to match a percentage of the employee's contribution. The Company has made matching contributions to the plan totaling $0.4 million, $0.4 million, and $0.6 million in 2004, 2003, and 2002, respectively.

11.   MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

Mandatorily Redeemable Convertible Preferred Stock

        On June 29, 1998, the Company sold 6,000 convertible preferred shares for $10,000 per share to Enron Capital & Trade Resources Corporation and its affiliates ("Enron"). The shares were mandatorily redeemable in 2009 at $10,000 per share. Based on certain conditions and at the Company's option, the shares were subject to redemption at a 2 percent premium. Each preferred share was convertible, at the holders' option and subject to anti-dilution provisions of the contract, into 280.2 shares of common stock of the Company. At December 31, 2003, Enron owned 8,192.9 preferred shares with a face value of $81.9 million.

        The preferred stock had an 8 percent annual cash dividend rate, payable quarterly. The Company exercised its option to pay in kind the quarterly dividends for all quarters through December 31, 2001 at a rate of 9 percent per annum. All future dividends were to be paid in cash. At December 31, 2003, seven quarterly dividends totaling $14.3 million remained unpaid.

        The preferred stock agreement granted the preferred shareholders Board of Director representation and certain approval rights for asset purchases. Additionally, the Company was restricted from paying dividends on its common stock and the Company could have been required to repurchase the preferred shares if there was a change of control in the Company, as defined in the agreement.

        During November 2004 the Company repurchased all of the outstanding preferred stock consisting of 6,000 shares of mandatorily redeemable convertible preferred plus accrued and unpaid dividends at a price of $72 million. At the time of the purchase of the preferred stock the Company had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. As such the carrying value of the preferred stock exceeded the repurchase price by $29.9 million. Such amount has been reported as applicable to common equity.

Shareholders' Equity

        On June 1, 2004 an agreement was reached between certain shareholders of the Company that resulted in the acquisition of 53% of the outstanding common shares in the Company in a transaction that closed on July 12, 2004. The effects of this transaction are discussed in Note 1 to the financial statements. The terms of the transactions were contained in a private agreement among Timothy Marquez and the selling shareholders (the "securities purchase agreement"). On June 2, 2004 Timothy

Marquez was elected Chairman of the Board and CEO of the Company and the selling shareholders resigned from the Board of Directors.

        On December 22, 2004, the Company merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. Because the trust owned, prior to the merger, more than 90% of the Company's stock, the merger was effected pursuant to the "short form" merger procedure provided under Delaware law. All the Company's stockholders other than the trust received merger consideration of $18.44 per share in exchange for their shares of common stock and the trust became the Company's sole stockholder.

12.   LITIGATION

Related Party Litigation

        In 2002, the Chief Executive Officer ("CEO") of the Company was terminated by the Board of Directors and subsequently filed a wrongful termination/breach of contract lawsuit and a shareholder derivative action against the Company and its directors. The Company asserted a cross-complaint for enforcement of a written promissory note made by the Company. On February 23, 2004, the Company reached a settlement to resolve all litigation with the former CEO. As part of the settlement, the Company made a payment of $0.3 million to the former CEO and he agreed to repay the promissory note. The promissory note totaling $1.4 million was reclassified from other assets to receivable from officers in the accompanying consolidated financial statements and was assigned to Marquez Energy (the "Purchaser"), an affiliate of the former CEO, on May 24, 2004 as described further below.

        Also on February 23, 2004, as part of the settlement with the former CEO, the Company entered into a Purchase and Sale Agreement (PSA) with the Purchaser to sell the Company's Willows and Grimes, California, gas properties effective February 1, 2004 for a cash consideration of $13.8 million, reduced by the operating results from the properties through the close of the sale. Both the Company and the Purchaser believed the fair value of the gas properties to be higher than $13.8 million. The Company did not meet certain conditions to close the sale by May 24, 2004 as was required under the terms of the PSA and was therefore required to pay a $4.5 million termination fee to the Purchaser, of which $3.1 million was paid in cash and $1.4 million in the form of an assignment to the Purchaser of the Company's rights under the former CEO's promissory note. Additionally, the Company was required to pay an additional fee of $0.7 million related to the sale. The settlement cost, termination fee and the additional fee are included in accrued liabilities and have been expensed in the accompanying consolidated financial statements for the year 2003. Following the May 24, 2004 payments the Purchaser had the option of depositing, in escrow, $1.5 million, to effectively extend the closing date to August 20, 2004. In May the Purchaser notified the Company of its intention to exercise its option to extend the closing date.

        On August 17, 2004, as part of the settlement with the former CEO, the Company and Purchaser entered into a Memorandum of Settlement pursuant to which Purchaser relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $0.5 million, plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. The settlement payment of $0.5 million is included in accrued liabilities and has been expensed in the accompanying consolidated financial statements for the year 2003. The Participation Agreement (the "Agreement") entered into pursuant to the Memorandum of Settlement provides that the Purchaser will have the right to participate in new wells and new recompletions in the Willows and Grimes Fields by bearing a proportionate share of the costs of such new wells and new recompletions equal to the interest to be earned, which in the case of new wells is 50% and new recompletions is 25% of the Company's interest in wellbores associated with such new wells and new recompletions. Management believes the fair value of these participation rights to the consolidated financial position or results of operations of the Company are not material.

Beverly Hills Litigation

        Seven lawsuits have been filed by persons who are graduates of the Beverly Hills High School or citizens of Beverly Hills/Century City or visitors to that area from the time period running from the 1930s to date. Five of these lawsuits name the Company as a defendant. There are approximately 1,000 plaintiffs who claim they are suffering from various forms of cancer or some other medical ailment, fear they may suffer from such maladies in the future, or are related in some manner to someone that suffered from cancer (e.g. heirs or spouses). Plaintiffs' claims are based on alleged exposure to levels of some substances in the air, soil and water which derive from either oil field or other operations in the area. The Company has owned an oil and gas facility adjacent to the school since 1995. For the majority of the plaintiffs, their alleged exposures occurred before the Company owned the facility. It is anticipated that additional plaintiffs may be added to the litigation over time. Management believes that the claims made in the suits are without merit and the Company intends to defend against the claims vigorously. However, the Company cannot predict, at this time, the outcome of the suits. All cases are consolidated before one judge. The judge has ordered that all of the cases be stayed except for a test case consisting of twelve plaintiffs. Trial has been set for March 2006 for the twelve test plaintiffs.

        The Company has defense and indemnity obligations to certain other defendants in the actions. The Company cannot predict the cost of defense and indemnity obligations, if any, at the present time.

        In accordance with SFAS No. 5, Accounting for Contingencies, the Company has not accrued for a loss contingency relating to the Beverly Hills litigation because it believes that, although unfavorable outcomes in the proceedings may be possible, they are not considered by management to be probable or reasonably estimable. If one or more of these matters are resolved in a manner adverse to the Company, their impact on the Company's results of operations, financial position and/or liquidity could be material.

Litigation by former directors and former preferred stockholders

        In December 2004, a lawsuit was filed against the Company by two of its former directors and the former preferred shareholders. The claim is for indemnification of attorneys' fees and expenses incurred in defending the former directors in litigation filed by the former CEO in connection with the termination of his employment from Venoco. Fees incurred in the defense total approximately $1,000,000. The Company contends that plaintiffs are not entitled to indemnification because the alleged acts occurred prior to the time they were directors. If a court determines that plaintiffs are entitled to indemnification the Company believes that the amount of the Company's indemnity obligation would be significantly less than $1,000,000. The Company has accrued certain amounts with respect to this matter in accordance with SFAS No. 5, Accounting for Contingencies.

Former Chief Operating Officer (COO) Litigation

        In December 2004, the former COO of the Company filed a breach of contract lawsuit against the Company and its CEO. The case involves interpretation of the former COO's employment agreement with the Company and, in particular, the right of the Company to purchase stock bonuses earned by him and at what price. The Company believes that he was entitled to approximately 45,000 shares of which approximately 7,000 were issued and the Company elected to repurchase all of the shares under the terms of the employment agreement at net book value as of January 1, 2004 ($.64/share). The former COO is alleging that he is entitled to a cash bonus of approximately $24,000 plus interest and approximately 68,700 shares in total. He also asserts that the Company did not have a right to repurchase the shares and that if it did, the net book value of the shares was $12 per share. The Company believes that the plaintiff's contentions are without merit. In accordance with SFAS No. 5, Accounting for Contingencies, the Company has not accrued for a loss contingency relating to these matters because it believes that, although an unfavorable outcome in the proceedings may be possible, it is not considered by management to be probable or reasonably estimable.

Appraisal Request

        In January 2005, the Company's former COO advised the Company that he intends to seek an appraisal of his Venoco shares (as an alternative to receiving $18.44/share offered by the Company). There is a dispute as to how many shares will be subject to the appraisal. The former COO holds approximately 2,800 shares outright. In addition, approximately 45,000 shares were earned as bonuses, which the Company contends it repurchased. The former COO disputes the Company's right to repurchase. The appraisal action has not yet been filed in Delaware. The Company believes that $18.44 per share was a fair valuation of minority shares.

Personal Injury Claim

        On December 7, 2004, the Company received a letter from counsel for a 14 year old boy asserting that the boy had been severely injured after falling from a cliff located on property owned by the Company. The letter indicated that the boy and his mother intend to seek damages from the Company in connection with the accident. The extent of the Company's liability with respect to the accident, if any, cannot be predicted at this time but the Company does not expect it to be material.

        In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. The Company believes that the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

13.   ASSET RETIREMENT OBLIGATIONS

        In 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. The statement changes the method of accounting for costs associated with the retirement of long-lived assets (e.g. oil and gas production facilities, well abandonment, etc.) that the Company is obligated to incur. The statement requires that the fair value of the obligation be recognized in the period in which the obligation is incurred if a reasonable estimate of fair value can be made and that the asset retirement cost be capitalized as part of the carrying amount of the associated asset. Prior to January 1, 2003, the Company recognized the cost to abandon its oil and gas properties over their productive lives on a unit-of-production basis.

        The Company adopted SFAS No. 143 as of January 1, 2003. Upon initial application of SFAS No. 143, a cumulative effect of a change in accounting principle resulted from the recognition of the Company's existing asset retirement obligation ("ARO") adjusted for cumulative accretion to the date of adoption, an increase in the capitalized costs with respect to the associated long-lived assets and accumulated depletion on the additional capitalized costs. Subsequent to initial measurement of the ARO, liabilities will be accreted to their present value each period and the capitalized asset retirement costs will be depleted over the productive life of the related assets. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cashflows will be recognized as an increase or decrease in the ARO and the related capitalized asset retirement costs.

        As a result of the adoption of SFAS No. 143, the Company recorded a $12.4 million increase in oil and gas properties, a net decrease of $6.9 million in accumulated depletion, depreciation, amortization and impairment expense, an asset retirement obligation of $18.6 million, and recognized an after-tax gain of $0.4 million representing the cumulative effect of the change in accounting principle. Had the provisions of SFAS No. 143 been applied in 2002, the pro forma ARO at January 1, 2002 would have been $17.3 million and pro forma net income before cumulative effect of accounting principle for 2002 would have been $1.1 million.

        The Company's asset retirement obligations represent expected future costs associated with site reclamation, facilities dismantlement, and plugging and abandonment of wells. Subsequent to the implementation of SFAS No. 143 the Company recorded the following activity related to the liability (in thousands):

	2004	2003
Balance of ARO as of January 1,	$19,248	$18,641
Revisions in estimated cashflows	1,914	(1,216)
Liabilities incurred during the year ended December 31,	45	422
Liabilities settled during the year ended December 31,	(59)	—
Accretion expense for the year ended December 31,	1,466	1,401

Balance of ARO as of December 31,	$22,614	$19,248

        Of the liability for asset retirement obligations balance at December 31, 2004 and 2003, $0.2 million is classified as current and included in accrued liabilities in the accompanying consolidated balance sheet. The balance of ARO as of December 31, 2004 and 2003 represented our estimate of the present value of our aggregate asset retirement obligations as of that date. The discount rates used to calculate the present value varied depending on the estimated timing of the obligation, but typically ranged between 6% and 8%.

14.   SUBSEQUENT EVENTS

        In February and March 2005, the Company entered into various option and collar agreements to receive an average minimum NYMEX WTI price of $40.97 on 1,095,000 barrels of crude oil production and an average maximum price of $57.75 on 365,000 barrels of crude oil production from January 1, 2006 through December 31, 2006 and average minimum and maximum NYMEX WTI prices of $40.00 and $66.37, respectively, on 1,095,000 barrels of crude oil production from January 1, 2007 through December 31, 2007. In March 2005, the Company entered into option and collar agreements to receive a $6.00 floor price per MCF on 6,000 MCF per day for 2006 and a minimum and maximum price of $6.00 per MCF and $8.40 per MCF, respectively, on 6,000 MCF per day for 2007. Location and quality differentials attributable to the Company's production are not included in the aforementioned prices. The agreements provide for monthly settlement based on the differential between the agreement prices and the actual NYMEX WTI and Henry Hub prices.

Purchase of Marquez Energy

        On March 21, 2005, the Company completed the acquisition of Marquez Energy, a Colorado limited liability company majority-owned and controlled by Timothy Marquez, the Company's CEO. The transaction added proved reserves of approximately 2.0 MMBOE (unaudited) as of December 31, 2004, based on a reserve report prepared by Netherland, Sewell and Associates, Inc. (NSAI). The purchase price for the membership interests in Marquez Energy was $16.6 million. The purchase price was based on the members' equity on Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves: (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. NSAI or another nationally recognized engineering firm will conduct supplemental evaluations of the Marquez Energy properties as of year-end 2005 and 2006. In the event those evaluations attribute proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, additional payments will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25 million. The Company had paid a deposit of $2 million to the members of Marquez Energy as of December 31, 2004.

        By purchasing Marquez Energy, the Company acquired natural gas properties in the Sacramento Basin in California that the Company believes possess significant exploitation, development and exploration potential. These properties, which Marquez Energy acquired beginning in January 2004, are complementary to the Company's properties in the Sacramento Basin. Based upon a reserve report prepared by NSAI, as of December 31, 2004, Marquez Energy had proved reserves of 2.0 MMBOE (unaudited), all of which consisted of natural gas.

Sale of Big Mineral Creek

        On February 16, 2005, the Company entered into a purchase and sale agreement to sell its interest in the Big Mineral Creek field, located in Grayson County, Texas. The sales price will be $45 million, subject to adjustments that will, among other things, give economic effect to the transaction as of February 1, 2005. The closing of the transaction, which is subject to customary conditions, is expected to occur on or about March 31, 2005. As of December 31, the field had proved reserves of approximately 3.4 MMBOE (unaudited), according to a report by NSAI. In accordance with its accounting policies, the Company will not recognize any gain or loss on the transaction, but will apply the net sales proceeds to reduce the capitalized cost of its oil and natural gas properties.

Payment of Dividend

        On January 3, 2005, a dividend of $35 million was paid to a trust controlled by the Company's sole stockholder and CEO from the proceeds of the senior notes.

Other (unaudited)

        On March 31, 2005, the Company completed the sale of the Big Mineral Creek field.

        Marquez Energy, which the Company acquired on March 21, 2005, became a guarantor of the Company's obligations under its senior notes on March 31, 2005. Note 16, "Guarantor Financial Information," does not reflect information relating to Marquez Energy.

        On April 1, 2005, a complaint was filed in Los Angeles County Superior Court that named the Company as a defendant. The allegations made in the complaint are substantially the same as those described in Note 12, "Litigation," under the heading "Beverly Hills Litigation."

        On April 15, 2005, in connection with the matter described in Note 12, "Litigation," under the heading "Appraisal Request," the Company's former COO filed a petition for appraisal in the Delaware chancery court. The petition indicates that the former COO claims to be owed approximately 61,800 shares of the Company's stock pursuant to his employment agreement.

15.   SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

        The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The Company's oil and natural gas producing activities are conducted onshore within the continental United States and offshore in federal and state waters off the coast of California. The evaluations of the oil and natural gas reserves at December 31, 2004 were estimated by independent petroleum reserve engineers, Netherland, Sewell & Associates, Inc. The evaluations of the oil and natural gas reserves as of December 31, 2003 and 2002 were estimated by independent petroleum reserve engineers, Ryder Scott Company, L.P.

Capitalized Costs of Oil and Natural Gas Properties

	As of December 31,
	2004	2003	2002
	(Successor)	(Predecessor)	(Predecessor)
	(in thousands)
Properties not subject to amortization:
Unevaluated costs(1)	$384	$6,764	$7,956
Deposit for purchase of Marquez Energy, LLC(2)	2,000	—	—

	2,384	6,764	7,956
Properties subject to amortization	205,134	241,608	219,750

Total capitalized costs	207,518	248,372	227,706
Accumulated depreciation, depletion and amortization	(45,626)	(89,603)	(82,044)

Net capitalized costs	$161,892	$158,769	$145,662

(1)
Unevaluated amounts represent costs the Company excluded from the amortization base until proved reserves are established or impairment is determined. The Company estimates that the remaining costs will be evaluated within one year.

(2)
Amount relates to a deposit made by the Company to the selling members of Marquez Energy in connection with the acquisition of Marquez Energy (See note 14, "Subsequent Events")

Capitalized Costs Incurred

        Costs incurred for oil and natural gas exploration, development and acquisition are summarized below. Costs incurred during the years ended December 31, 2004, 2003 and 2002 include capitalized interest expense and general and administrative costs related to acquisition, exploration and development of natural gas and oil properties of $2.7 million, $3.5 million and $4.4 million, respectively.

	For the year ended December 31,
	2004	2003	2002
	(in thousands)
Property acquisition and leasehold costs
Unevaluated property	$129	$633	$3,889
Deposit for purchase of Marquez Energy	2,000	—	—
Proved property	165	115	729
Exploration costs	2,213	1,291	3,076
Development costs	18,734	6,993	27,664
Asset retirement obligation(1)	1,900	12,429	—

Total costs incurred	$25,141	$21,461	$35,358

(1)
Asset retirement obligation costs incurred during 2003 relate to the adoption of SFAS No. 143 on January 1, 2003.

Estimated Net Quantities of Natural Gas and Oil Reserves

        The following table sets forth the Company's net proved reserves, including changes, and proved developed reserves (all within the United States) at the end of each of the three years in the periods ended December 31, 2004, 2003 and 2002.

	Crude Oil, Liquids and Condensate (MBbls)			Natural Gas (MMcf)
	2004	2003	2002	2004	2003	2002
Beginning of the year reserves	46,757	56,112	57,218	66,585	73,428	74,510
Revisions of previous estimates	(7,357)	(6,964)	(94)	(9,090)	(3,185)	(6,861)
Extensions, discoveries and improved recovery	3,636	723	2,213	18,638	1,949	12,953
Production	(3,101)	(3,114)	(3,225)	(5,366)	(5,607)	(7,174)
Sale of reserves in place	—	—	—	(891)	—	—

End of year reserves	39,935	46,757	56,112	69,876	66,585	73,428

Proved developed reserves:
Beginning of year	31,423	34,782	31,821	51,112	53,687	53,848
End of year	28,035	31,423	34,782	49,418	51,112	53,687

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69 is an attempt to present the information in a manner comparable with industry peers.

        The information is based on estimates of proved reserves attributable to the Company's interest in oil and natural gas properties as of December 31 of the years presented. These estimates were prepared by independent petroleum engineers. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

        (1)   Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions.

        (2)   The estimated future cash flows are compiled by applying year-end prices of crude oil and natural gas relating to the Company's proved reserves to the year-end quantities of those reserves.

        (3)   The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions.

        (4)   Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company's proved oil and natural gas reserves.

        (5)   Future net cash flows are discounted to present value by applying a discount rate of 10%.

        The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows and does not include cash flows associated with hedges outstanding at each of the respective reporting dates.

	As of December 31,
	2004	2003	2002
	(in thousands)
Future cash inflows	$1,982,599	$1,594,980	$1,776,888
Future production costs	(826,527)	(811,821)	(726,650)
Future development costs	(146,096)	(103,218)	(125,298)
Future income taxes	(376,618)	(234,777)	(312,829)

Future net cash flows	633,358	445,164	612,111
10% annual discount for estimated timing of cash flows	(229,306)	(186,687)	(289,130)

Standardized measure of discounted future net cash flows	$404,052	$258,477	$322,981

        The following table summarizes changes in the standardized measure of discounted future net cash flows.

	As of December 31,
	2004	2003	2002
	(in thousands)
Beginning of the year	$258,477	$322,981	$131,223
Revisions to previous estimates:
Changes in prices and production costs	298,394	(60,766)	310,661
Revisions of previous quantity estimates	(115,876)	(53,586)	(10,132)
Changes in future development costs	(32,472)	7,894	(9,274)
Development costs incurred during the period	18,734	6,993	27,664
Extensions, discoveries and improved recovery, net of related costs	88,056	7,492	35,785
Sales of oil and natural gas, net of production costs	(86,752)	(62,842)	(48,212)
Accretion of discount	39,658	48,394	18,269
Net change in income taxes	(110,920)	22,848	(106,492)
Sale of reserves in place	(1,317)	—	—
Production timing and other	48,070	19,069	(26,511)

End of year	$404,052	$258,477	$322,981

16.   GUARANTOR FINANCIAL INFORMATION

        In connection with the issuance of the senior notes in December 2004, BMC, Ltd., Whittier Pipeline Corp. and 217 State Street, Inc. ("Guarantors") have fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations under the senior notes (the "Guarantees"). Each Guarantee is a general unsecured obligation of the Guarantor, senior in right of payment to all existing and future subordinated indebtedness of that Guarantor, pari passu in right of payment with any existing and future senior unsecured indebtedness of that Guarantor and effectively junior in right of payment to that Guarantor's existing and future secured indebtedness, including its guarantee of indebtedness under the senior secured credit facility, to the extent of the value of the collateral securing that facility. All Guarantors are 100% owned by the Company.

        The following are condensed consolidating statements of operations for the Company for the years ended December 31, 2002 (Predecessor), 2003 (Predecessor) and 2004 (Predecessor); condensed consolidating balance sheets as of December 31, 2003 (Predecessor) and 2004 (Successor); and condensed consolidating statements of cash flows for the years ended December 31, 2002 (Predecessor), 2003 (Predecessor) and 2004 (Predecessor).

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2002
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$76,389	$6,515	$—	$—	$82,904
Other	2,391	33	4,043	(4,272)	2,195

Total revenues	78,780	6,548	4,043	(4,272)	85,099

EXPENSES:
Oil and natural gas production	40,344	1,737	1,256	—	43,337
Transportation expense	5,838	—	—	(4,007)	1,831
Depletion, depreciation, amortization and impairment	16,942	873	1,860	(45)	19,630
General and administrative, net of amounts capitalized	15,189	760	334	(265)	16,018
Amortization of deferred loan costs	464	—	—	—	464
Interest, net	3,086	—	(743)	—	2,343

Total expenses	81,863	3,370	2,707	(4,317)	83,623

Equity in subsidiary income	2,597	1,149	—	(3,746)	—
Income (loss) before income taxes	(486)	4,327	1,336	(3,701)	1,476
Income tax expense (benefit)	(164)	1,465	452	(1,253)	500

Net income (loss)	$(322)	$2,862	$884	$(2,448)	$976

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2003
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$92,370	$7,112	$—	$—	$99,482
Other	3,980	—	5,868	(6,136)	3,712

Total revenues	96,350	7,112	5,868	(6,136)	103,194

EXPENSES:
Oil and natural gas production	42,650	1,928	1,039	—	45,617
Transportation expense	7,115	—	—	(5,871)	1,244
Depletion, depreciation, amortization and impairment	14,731	818	673	(61)	16,161
Accretion of abandonment liability	1,322	68	11	—	1,401
General and administrative, net of amounts capitalized	10,931	670	296	(265)	11,632
Litigation settlement	6,000	—	—	—	6,000
Amortization of deferred loan costs	370	—	—	—	370
Interest, net	3,124	—	(999)	—	2,125

Total expenses	86,243	3,484	1,020	(6,197)	84,550

Equity in subsidiary income	4,039	1,626	—	(5,665)	—
Income before income taxes and cumulative effect of change in accounting principle	14,146	5,254	4,848	(5,604)	18,644
Income tax expense	5,976	2,220	2,048	(2,368)	7,876

Net income before cumulative effect of change in accounting principle	8,170	3,034	2,800	(3,236)	10,768

Cumulative effect of change in accounting principle, net of tax	580	(169)	—	—	411

Net income	$8,750	$2,865	$2,800	$(3,236)	$11,179

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—
YEAR ENDED DECEMBER 31, 2004
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$110,077	$8,698	$—	$—	$118,775
Other	3,757	58	5,946	(6,080)	3,681

Total revenues	113,834	8,756	5,946	(6,080)	122,456

EXPENSES:
Oil and natural gas production	45,241	2,031	1,509	—	48,781
Transportation expense	7,275	—	—	(5,824)	1,451
Depletion, depreciation, amortization and impairment	15,479	788	173	(83)	16,357
Accretion of abandonment liability	1,374	70	22	—	1,466
General and administrative, net of amounts capitalized	10,008	630	213	(256)	10,595
Amortization of deferred loan costs	3,046	—	—	—	3,046
Interest, net	3,568	—	(1,395)	—	2,173

Total expenses	85,991	3,519	522	(6,163)	83,869

Equity in subsidiary income	5,272	2,263	—	(7,535)	—
Income before income taxes	33,115	7,500	5,424	(7,452)	38,587
Income tax expense	13,807	3,127	2,261	(3,107)	16,088

Net income	$19,308	$4,373	$3,163	$(4,345)	$22,499

CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2003
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,372	$—	$45	$—	$8,417
Accounts receivable	16,135	—	363	—	16,498
Inventories	961	—	—	—	961
Prepaid expenses and other current assets	4,240	—	113	—	4,353
Deferred income taxes	6,241	—	—	—	6,241
Notes receivable—officers	3,479	—	—	—	3,479

TOTAL CURRENT ASSETS	39,428	—	521	—	39,949

PROPERTY, PLANT & EQUIPMENT, NET	143,952	25,513	1,130	68	170,663
NOTES RECEIVABLE—EMPLOYEES	109	—	—	—	109
INVESTMENTS IN AFFILIATES	36,495	14,499	—	(50,994)	—
DEFERRED LOAN COSTS	290	—	—	—	290
OTHER	1,241	—	—	—	1,241

TOTAL ASSETS	$221,515	$40,012	$1,651	$(50,926)	$212,252

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$6,538	$—	$168	$—	6,706
Undistributed revenue payable	2,608	—	—	—	2,608
Accrued liabilities	10,445	—	211	—	10,656
Current maturities of long-term debt	23,333	—	—	—	23,333
Commodity derivatives	2,142	—	—	—	2,142

TOTAL CURRENT LIABILITIES	45,066	—	379	—	45,445

LONG-TERM DEBT	22,969	—	—	—	22,969
DEFERRED INCOME TAXES	25,975	—	—	—	25,975
ASSET RETIREMENT OBLIGATIONS	17,714	933	424	—	19,071
INTERCOMPANY PAYABLES (RECEIVABLES)	23,720	(10,759)	(12,961)	—	—
OTHER LIABILITIES	15,876	—	—	—	15,876

TOTAL LIABILITIES	151,320	(9,826)	(12,158)	—	129,336

MANDATORILY REDEEMABLE PREFERRED STOCK	80,432	—	—	—	80,432
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(10,237)	49,838	13,809	(50,926)	2,484

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$221,515	$40,012	$1,651	$(50,926)	$212,252

CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2004
(Successor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,075	$—	$50	$—	$53,125
Accounts receivable	16,306	—	545	—	16,851
Inventories	1,079	—	—	—	1,079
Prepaid expenses and other current assets	7,040	—	187	—	7,227
Deferred income taxes	209	—	—	—	209
Commodity derivatives	5,300	—	—	—	5,300

TOTAL CURRENT ASSETS	83,009	—	782	—	83,791

PROPERTY, PLANT & EQUIPMENT, NET	151,092	24,847	15,155	150	191,244
NOTES RECEIVABLE—EMPLOYEES	46	—	—	—	46
COMMODITY DERIVATIVES	4,855	—	—	—	4,855
INVESTMENTS IN AFFILIATES	41,293	16,761	—	(58,054)	—
DEFERRED LOAN COSTS	6,567	—	—	—	6,567
OTHER	1,000	—	—	—	1,000

TOTAL ASSETS	$287,862	$41,608	$15,937	$(57,904)	$287,503

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$13,752	$—	$5	$—	$13,757
Undistributed revenue payable	4,053	—	—	—	4,053
Accrued liabilities	4,574	—	342	—	4,916
Current maturities of long-term debt	—	—	127	—	127
Minority interest purchase accrued	5,316	—	—	—	5,316
Commodity derivatives	1,520	—	—	—	1,520

TOTAL CURRENT LIABILITIES	29,215	—	474	—	29,689

LONG-TERM DEBT	149,043	—	9,815	—	158,858
DEFERRED INCOME TAXES	32,208	—	—	—	32,208
ASSET RETIREMENT OBLIGATIONS	20,750	1,236	422	—	22,408
INTERCOMPANY PAYABLES (RECEIVABLES)	30,513	(16,982)	(13,531)	—	—
OTHER LIABILITIES	—	—	—	—	—

TOTAL LIABILITIES	261,729	(15,746)	(2,820)	—	243,163

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	26,133	57,354	18,757	(57,904)	44,340

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$287,862	$41,608	$15,937	$(57,904)	$287,503

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$18,948	$7,851	$3,485	$—	$30,284
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(33,324)	(990)	(1,044)	—	(35,358)
Proceeds from sale of oil and gas properties	2	—	—	—	2
Expenditures for drilling equipment	(3,248)	—	—	—	(3,248)
Expenditures for other property and equipment	(237)	—	—	—	(237)
Proceeds from sale of other property and equipment	4	—	—	—	4
Notes receivable—officers and employees	276	—	—	—	276
Other assets	(357)	—	2	—	(355)

Net cash used in investing activities	(36,884)	(990)	(1,042)	—	(38,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	4	—	—	—	4
Net proceeds from intercompany borrowings	9,429	(6,861)	(2,568)	—	—
Proceeds from long-term debt	44,135	—	—	—	44,135
Principal payments on long-term debt	(27,500)	—	—	—	(27,500)
Payments of dividends on preferred stock	(2,048)	—	—	—	(2,048)
Increase in deferred loan costs	(107)	—	—	—	(107)

Net cash (used in) provided by financing activities	23,913	(6,861)	(2,568)	—	14,484

Effect of exchange rate changes on cash and cash equivalents	—	—	126	—	126
Net increase in cash and cash equivalents	5,977	—	1	—	5,978
Cash and cash equivalents, beginning of year	4,739	—	7	—	4,746

Cash and cash equivalents, end of year	$10,716	$—	$8	$—	$10,724

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$20,173	$4,514	$5,263	—	$29,950
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(7,459)	(595)	(978)	—	(9,032)
Proceeds from sale of oil and gas properties	1	—	—	—	1
Expenditures for other property and equipment	(32)	—	—	—	(32)
Proceeds from sale of other property and equipment	16	—	—	—	16
Notes receivable—officers and employees	237	—	—	—	237
Other assets	(124)	10	—	—	(114)

Net cash used in investing activities	(7,361)	(585)	(978)	—	(8,924)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	8,177	(3,929)	(4,248)	—	—
Principal payments on long-term debt	(23,333)	—	—	—	(23,333)

Net cash used in financing activities	(15,156)	(3,929)	(4,248)	—	(23,333)

Net (decrease) increase in cash and cash equivalents	(2,344)	—	37	—	(2,307)
Cash and cash equivalents, beginning of year	10,716	—	8	—	10,724

Cash and cash equivalents, end of year	$8,372	$—	$45	$—	$8,417

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(Predecessor)
(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$36,677	$6,094	$5,123	$—	$47,894
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and gas properties	(22,344)	(684)	(213)	—	(23,241)
Proceeds from sale of oil and gas properties	1,526	—	—	—	1,526
Expenditures for drilling equipment	(22)	—	—	—	(22)
Expenditures for other property and equipment	(223)	(16)	—	—	(239)
Purchase of new building	—	—	(14,653)	—	(14,653)
Proceeds from sale of other property and equipment	—	—	228	—	228
Notes receivable—officers and employees	2,188	—	—	—	2,188
Other assets	(3)	—	—	—	(3)

Net cash used in investing activities	(18,878)	(700)	(14,638)	—	(34,216)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	5,815	(5,394)	(421)	—	—
Proceeds from long-term debt	257,712	—	10,000	—	267,712
Principal payments on long-term debt	(154,970)	—	(59)	—	(155,029)
Purchase of preferred stock and unpaid dividends	(72,000)	—	—	—	(72,000)
Increase in deferred loan costs	(9,653)	—	—	—	(9,653)

Net cash (used in) provided by financing activities	26,904	(5,394)	9,520	—	31,030

Net increase in cash and cash equivalents	44,703	—	5	—	44,708
Cash and cash equivalents, beginning of period	8,372	—	45	—	8,417

Cash and cash equivalents, end of period	$53,075	$—	$50	$—	$53,125

Venoco, Inc.

Offer to Exchange Up To
$150,000,000 8.75% Senior Notes due 2011,
that have been Registered under the Securities Act of 1933
for
$150,000,000 8.75% Senior Notes due 2011

Prospectus

        Until July 24, 2005, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.